Exhibit 99.1

Yamana Gold Inc.

2018

Notice of Annual Meeting of Shareholders

Management Information Circular

Management Information Circular

Notice of 2018 annual meeting of shareholders		1

Message from the Chairman and Chief Executive Officer		2

1	About the shareholder meeting	5
	Voting	5
	Business of the meeting	7
	About the nominated directors	9
	2017 Board committee reports	23

2	Executive compensation	25

	Message from the chair of the compensation committee	25

	Compensation discussion and analysis	30
	Executive compensation framework	30
	Compensation governance	31
	Compensation philosophy	36
	Compensation benchmarking	37
	Elements of executive compensation and decisions for 2017	38
	Chairman and CEO compensation profile	54
	Share performance	56

	2017 Compensation details	60
	Summary compensation table	60
	Cost of management analysis	62
	Outstanding share-based and option-based awards	62
	Retirement benefits	67
	Termination and double trigger change of control	68

3	Director compensation	72

	Compensation discussion and analysis	72
	2017 Director fee schedule	72
	Director share ownership	73

	2017 Compensation details	75
	Summary compensation table	75
	Outstanding share-based and option-based awards	76

4	Governance	78
	Our governance practices	78
	About the board	79
	Serving as a director	88

5	Other information	93

Appendix — Charter of the board of directors		98

Notice of our 2018 annual meeting of shareholders

When	Where
May 3, 2018	Design Exchange
11 a.m. (Toronto time)	Toronto-Dominion Centre
234 Bay Street
Toronto, Ontario

You have received this management information circular because you owned common shares of Yamana Gold Inc. (Yamana) on March 16, 2018 (the record date set by the board of directors), and are entitled to vote at our 2018 annual meeting of shareholders.

Management is soliciting your proxy for the meeting. We’re soliciting proxies mainly by mail, however a Yamana employee may also contact you.

Information in this circular is as of March 27, 2018, unless stated otherwise. All dollar amounts are in United States (US) dollars based on the close of business exchange rates quoted by the Bank of Canada, unless indicated as Canadian dollars (Cdn$).

On March 27, 2018, the board of directors approved the contents of this circular and authorized us to send it to all registered shareholders of record.

By order of the board of directors,

Peter Marrone
Chairman and Chief Executive Officer

Yamana Gold Inc.

Toronto, Ontario

March 27, 2018

Message from the Chairman and Chief Executive Officer

On behalf of the board of directors of Yamana Gold Inc., I am pleased to invite you to our 2018 annual meeting of shareholders, on May 3, 2018, at the Design Exchange in Toronto.

This circular includes important information to help you decide how to vote your shares at our upcoming meeting. We continue to make improvements to this document, and this year have added a section on our approach to environmental, social and governance issues (see page 82).

Strong performance

We performed well in 2017. We continued to effectively advance our long-term plans and deliver on almost all of our shorter-term targets.

We exceeded our production guidance for all metals, which we increased for all metals during the year, and twice in the case of gold. We risk adjust our budget production levels to determine a reasonable estimate of production for guidance, and in 2017, we also exceeded our budget production levels.

We delivered this production at costs that were at or better than guidance on a mine by mine basis, and well within our guidance ranges and budget levels overall.

This strong production and cost performance translated into strong margins to metal prices and cash flow generation. The result was that our operational performance was able to drive the delivery of operating cash flows above the level forecast in our budget.

None of this is possible, or means anything, without a firm commitment to sustainability. In 2017, we reduced our total recordable injury rate and marked the third year without an environmental event. We continue to affirm our health, safety, environment and community commitments though our “One Team, One Goal: Zero” vision for sustainability performance.

We delivered strong operational, financial and sustainability performance while concurrently advancing Cerro Moro, our soon to be newest mine. Through the end of 2017, and into early 2018, we advanced this project according to plan and achieved many of the planned milestones leading up to expected production in 2018.

Leading into the final phase of Cerro Moro, we undertook a series of measures to enhance our financial flexibility and to protect our balance sheet as we transition to a cash flow harvesting phase. These measures included refinancing a portion of our debt; selling certain exploration properties; planning and advancing a copper advance payment transaction announced in early 2018; and continuing to raise proceeds from, and evaluating our holdings in, Brio Gold.

We also advanced our exploration efforts in 2017 with a priority on those targets with the best prospects to contribute to cash flows in the near term. We were able to replace ounces mined at a majority of our mines and achieve a mine life index that is on target. While the 2017 exploration successes did not, in some cases, lead to increases in total mineral reserves and mineral resources, the identification of new targets and the planned continuation of our near mine and district program in 2018 has us well positioned to deliver increases this year.

In 2017, we also took a hard look at our portfolio to determine where we should develop and implement plans to right-size operations to maximize cash flow generation and target increasing longer-term value. This strategic evaluation of our portfolio ensures we are able to allocate capital efficiently and focus on those opportunities that will generate the best returns.

Take some time to read the more detailed discussion of our achievements in our 2017 annual report, which you have received in your package with this circular.

Continued focus on return-based measures

Within the mining industry, shareholders continue to emphasize return on capital measures for company performance. This has also been a focus and priority for us, with a goal of optimizing the allocation of invested capital to deliver maximum returns to shareholders. There are many return on capital measures which focus on net income, cash flows or other financial performance. For a capital-intensive, global mining company, net income is a volatile measure, impacted by factors outside of management’s control, and may prove difficult to compare across companies. While we recognize, and track net income or earnings based return metrics, the performance of our business is best measured on cash flows and the cash returns generated from invested capital, first on producing assets and then accounting for non-producing assets and the potential that exists therein. As a result, we focus on another return measure, Cash Flow Returns on Invested Capital (CROIC).

We believe CROIC measures provide the most meaningful indication of Yamana’s ability to generate returns from its underlying assets. The cash flow from our operations can either go back into the business or returned to shareholders. Our discipline to allocate capital to the best risk adjusted return investments provides the option to both take advantage of organic investment opportunities within Yamana and the flexibility to return capital to shareholders in the form of regular or special dividends. Measures are monitored against our historical performance and our peers over certain periods of time, normally one, three or five years. We consider cash returns on an operation by operation basis, across all of our operations, comparing these cash flows to the invested capital of these operations and overall, and comparing these cash flows to our total invested capital including our non-producing assets. We have a disproportionate amount of our invested capital in large non-producing assets and our efforts are now focused on the strategic alternatives relating to those assets. These strategic alternatives include exploration, drilling and rigorous technical and financial reviews that will result in better returns from those assets, or monetization of those assets. By improving the ratio of cash flows to invested capital for assets generating cash flows, we will improve our overall CROIC.

In any given year we make investment decisions that will create value for shareholders in the future. This is particularly relevant today, as we have been investing in our newest operation, Cerro Moro over past years, increasing the asset base as construction progresses but with no cash flows over that period of development, negatively impacting our CROIC over that period. However, cash flow contributions (and an improving trend in our return metrics) from Cerro Moro will begin in 2018 but become most pronounced in the years to follow as it transitions to a top cash flow contributor. We expect that recent exploration successes at Cerro Moro will translate into mine life extension and a more meaningful contribution to consolidated return metrics over time. Our focus on invested capital and the allocation of new capital comes during a time of a natural hiatus from further capital investment. We enter a period of cash flow harvesting as expansionary capital needs decrease significantly. Several organic investment opportunities are expected in the future, primarily in the Chapada district and at Canadian Malartic, which will be evaluated using our rigorous framework for capital allocation.

Ongoing board renewal

We also continued our previously announced plan to refresh our board of directors in 2017. I would like to welcome two new directors to the Yamana board: Andrea Bertone and Robert Gallagher.

Andrea joined the board in July, and brings significant strategic and operations experience from her time leading the Central and South American operations of a large publicly-traded energy company.

Bob joined the board in August, and brings significant mine building and operating expertise that is complemented by his wide-ranging international experience.

I would also like to acknowledge the valuable contributions and commitment of two long-serving directors who retired in December, as part of their previously announced plan to step down prior to the 2018 annual meeting of shareholders. Patrick Mars served as our Lead Director and made significant contributions to Yamana’s evolution during his 14 years as a director. Carl Renzoni had over 30 years of experience in the securities business, specializing in the mining sector, as well as international experience, and brought valuable expertise to the board. Both Patrick and Carl will hold non-voting emeritus roles to mentor new directors and provide ongoing support.

Richard Graff, chair of our audit committee, was appointed Lead Director as of September 30, 2017. He is a leading expert in financial accounting practices for mining companies, and has already made many meaningful contributions to the oversight of Yamana. I am confident Richard will provide strong leadership to the independent directors.

The various efforts to refresh our board have been aimed at improving the diversity of perspectives on our board to ensure we have the skills and expertise to provide effective oversight. In the area of gender diversity, four of our 11 nominated directors are female, which brings us a step closer to our formal goal of having female directors make up at least 40 per cent of the board.

Executive Compensation

2017 was a continuation of the renewed approach to executive compensation that was implemented for 2015. This approach was supported by shareholders at our last annual meeting with a say on pay score of 92%. We continue to monitor developments in this area to ensure our approach is consistent with best practices in executive compensation. Highlights of our framework are provided below and you can read about the details of our program starting on page 30.

Our compensation framework reflects a balanced perspective

Our compensation framework is influenced by our longer-term corporate strategy, feedback from shareholders and an independent review of prevailing market practices for executive pay programs among our industry peers

Performance is assessed against measures that align with our corporate strategy

Performance metrics and targets align with our corporate strategy and our future growth objectives. Measures are pre-defined at the beginning of the year and assessed at the end of the year based on results achieved

Majority of executive compensation is ‘at risk’

For named executives, 75% of total compensation is determined through variable compensation, with the majority delivered in long-term incentives and actual compensation outcomes that are linked directly to financial, operational and share price performance

We take a long-term view of performance

Long-term incentive grant values are determined based on the achievement of financial, operational, people and growth initiatives. The actual value realized from long-term incentive grants is determined over three, five or seven-year performance cycles, directly related to share price performance and total shareholder returns, including performance compared to our industry peers

The board can use informed judgment to adjust calculated compensation outcomes

Within both the short-term and long-term incentive plans, the compensation committee and board of directors have the flexibility within a narrow band to adjust awards up or down to ensure calculated values appropriately reflect corporate and individual performance

Shareholder engagement

The board of directors and management are committed to ongoing engagement with our shareholders. As a follow-up to the engagement activities in 2015 and 2016, the chair of the compensation committee continued our shareholder outreach program with over 50% of our shareholder base in 2018. You can read more about shareholder engagement on page 87.

Thank you for your continued interest in Yamana. Your feedback provides a valuable perspective as we position Yamana for continued success and to deliver long-term value for shareholders.

I encourage you to attend the meeting on May 3, 2018. You will have an opportunity to meet with management and the board of directors and to learn more about Yamana’s performance in 2017, the current market conditions for gold and our plans for the future. Please take time to read our circular and remember to vote your shares.

Sincerely,

“Peter Marrone”

Peter Marrone
Chairman and Chief Executive Officer
Yamana Gold Inc.

1. About the shareholder meeting

Voting	5
Business of the meeting	7
About the nominated directors	9
2017 Board committee reports	23

VOTING

Who can vote

If you held our common shares as of March 16, 2018, you’re entitled to vote at our 2018 annual meeting. Each common share entitles the holder to one vote on each item of business.

We’ll prepare a list of all registered shareholders of record who are entitled to vote at the meeting, as required by the Canada Business Corporations Act. Our transfer agent, AST Trust Company (Canada) (AST), will have a copy at their office and at the meeting if you want to review it.

As of March 27, 2018, we had 948,858,214 common shares issued and outstanding. Management and the board of directors are not aware of any person or company that beneficially owns (directly or indirectly) or exercises control or direction over our common shares carrying more than 10% of the voting rights.

Registered shareholders

You’re a registered shareholder if you have a share certificate in your name.

Non-registered shareholders

Most of our shareholders are non-registered (or beneficial) shareholders. This means that the shares are registered in the name of either:

•        an intermediary like your brokerage firm, bank, trust company, securities dealer or broker, or trustee or administrator of a self-directed RRSP, RRIF, RESP or similar plan (your nominee), or

•        a clearing agency (like The Canadian Depository for Securities Limited) that acts on behalf of your nominee.

How to vote

Registered shareholders

Your package includes a proxy form and a consent form that allows us to send you additional mailings and documents electronically.

Voting by proxy

You can vote in person or vote by proxy. Voting by proxy is the easiest way to vote because you can appoint anyone to be your proxyholder to attend the meeting and vote your shares according to your instructions. This person does not need to be a shareholder.

The executive officers named in the proxy form (Yamana proxyholders) can act as your proxyholder and vote your shares according to your instructions.

If you appoint the Yamana proxyholders and don’t indicate your voting instructions, they will vote your shares:

•                  for the nominated directors

•                  for the appointment of the auditors

•                  for the ‘say on pay’ vote on our approach to executive compensation as described in this circular.

If you want to appoint someone else as your proxyholder, print that person’s name in the blank space provided in the proxy form (or complete another proxy form) and send the form to AST. Make sure this person is aware that you appointed them as your proxyholder and that they must attend the meeting to vote on your behalf and according to your instructions. The shares represented by your proxy will be voted or withheld from voting according to your instructions on any ballot that may be called for at the meeting.

If you don’t indicate your voting instructions or if other matters are properly brought before the meeting, your proxyholder can vote as he or she sees fit.

How to send us your proxy form

You can send your completed proxy form to AST by phone, fax, mail, email or on the internet. Follow the instructions on the proxy form included in your package.

AST must receive the completed form by 4 p.m. (Toronto time) on May 1, 2018. If the meeting is postponed or adjourned, AST must receive the form at least 48 hours (not including Saturdays, Sundays and holidays) before the meeting is reconvened. The Chairman of the meeting can accept or reject late proxies at his discretion.

Questions?

Call AST at 1.800.387.0825 or 416.682.3860.

Voting in person	If you want to attend the meeting and vote in person, do not return the proxy form because you will cast your vote at the meeting.

Non-registered shareholders Your package includes either a proxy or voting instruction form, the consent form and a copy of our 2017 annual report if you requested a copy.

Voting by proxy

We’re required by law to send meeting materials to intermediaries and clearing agencies to distribute them to our non-registered (beneficial) shareholders. Intermediaries often use service companies (like Broadridge Financial Solutions, Inc.) to send the materials.

We send meeting materials to brokers, intermediaries, custodians, nominees and fiduciaries and request the materials be sent to beneficial shareholders promptly. We will pay for the distribution of the meeting materials by clearing agencies and intermediaries to objecting beneficial shareholders.

If you’re a non-registered shareholder and have not waived the right to receive these materials, your intermediary must send you the notice of the meeting, the circular, a consent form to receive supplemental mailings, a copy of our 2017 annual report if you requested a copy and documents by electronic delivery, and either a voting instruction form (not signed by your intermediary) or a proxy form (signed by your intermediary):

•                  voting instruction form (not signed by your intermediary) — a one page, pre-printed form or a regular printed proxy form with a page of instructions that includes a removable label with a bar code and other information. Complete the form, sign it and follow the instructions for affixing the label to the form before sending it to your intermediary or service provider. You must properly affix the label to the form for it to be valid.

•                  proxy form (signed by your intermediary) — typically signed by a facsimile or stamped signature and is restricted to the number of shares you beneficially own. Complete the form and then follow the instructions for returning it. Do not sign the form because it has already been signed by your intermediary.

Be sure to send back your completed form as soon as possible so your intermediary (the registered shareholder) has enough time to carry out your voting instructions.

Voting in person	If you want to attend the meeting and vote in person, follow the instructions provided by your intermediary.

Changing your vote

	Registered shareholders	Non-registered shareholders
You can provide new voting instructions if you change your mind about how you want to vote your shares

Revoke your proxy by sending a notice in writing by you or your authorized attorney (or by a duly authorized officer or attorney if the registered shareholder is a corporation) to our head office:

Yamana Gold Inc.

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3

Attention: Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary

You can send the notice up to 4 p.m. (Toronto time) on May 1, 2018, or give it to the Chairman of the meeting on the day of the meeting or in any other manner permitted by law.

Follow the instructions provided by your intermediary to revoke your proxy.

BUSINESS OF THE MEETING

1. Receive the financial statements (available at www.yamana.com)

You’ll receive management’s report to shareholders, our audited consolidated financial statements and the auditors’ report for the year ended December 31, 2017.

2. Elect the directors (see page 9)

You’ll vote on electing 11 directors to the board for a term of one year. All of the nominated directors are currently on our board and have expressed their willingness to serve another term. Andrea Bertone, a senior operations executive appointed to the board in July 2017, and Robert Gallagher, a mineral engineer appointed to the board in August 2017, are both standing for election to the board for the first time.

Management recommends you vote for each nominated director

You can vote for or withhold your vote for the following individuals:

1. John Begeman

2. Christiane Bergevin

3. Andrea Bertone

4. Alexander Davidson

5. Robert Gallagher

6. Richard Graff

7. Kimberly Keating

8. Nigel Lees

9. Peter Marrone

10. Jane Sadowsky

11. Dino Titaro

Patrick Mars and Carl Renzoni retired from the board in December 2017, and are not standing for re-election. You can read more about our retirement policy on page 92.

3. Appoint the auditors (see also our annual information form at www.yamana.com)

You’ll vote on appointing Deloitte LLP, Chartered Professional Accountants (Deloitte) as our external auditors until the end of the next annual meeting.

Management recommends you vote for the appointment of Deloitte as our auditors

The table below shows the fees paid to Deloitte in 2017 and 2016.

Cdn$, year ended December 31	2017	2016
Audit fees	$3,178,000	$2,309,000
for the audit of our annual consolidated financial statements and certain statutory audits outside of Canada
Audit-related fees	$764,000	$1,759,000
for services related to:
• Brio Gold related fees (2016)
• translations
• quarterly review engagement
• bond offering
Tax fees	$74,000	$74,000
• for professional services for tax compliance, tax advice and tax planning
All other fees	$178,000	$179,000
• assurance on conflict free gold report
• assurance on ESTMA report
Total fees	4,194,000	$4,321,000

4. Have a ‘say on pay’ (see page 25)

We hold a shareholder advisory vote on executive compensation because we believe it’s important to receive shareholder feedback on this issue. You’ll find a complete discussion of our executive compensation program and the board’s decisions on executive pay for 2017 starting on page 38.

At last year’s meeting, 92.35% of the votes were cast in favour of our approach to executive pay, following a comprehensive review of our executive compensation program and governance practices, extensive changes to the compensation program, and engagement with approximately 40% of our shareholder base.

Management recommends you vote for our approach to executive compensation as described in this circular

Results of an advisory vote are non-binding on the board, however if a majority of the shares are not voted for our approach to executive compensation, the board will meet with shareholders to discuss their concerns. The board will disclose the levels of engagement and the outcome of these discussions in the management information circular for the next annual meeting of shareholders.

5. Other business

We’re not aware of any other business that may be properly brought before the meeting.

ABOUT THE NOMINATED DIRECTORS

According to our articles, our board must have three to 15 directors.

We consider diversity of background, skills, age, culture, geography, experience and gender when reviewing potential director candidates, and the 11 directors nominated this year represent a strong and diverse mix of experience in finance, mining, engineering, sustainability, risk management, metallurgy, mergers and acquisitions and international business — key skills for overseeing our affairs and guiding our strategic growth.

Four of this year’s director nominees (36%) are women (see page 85 for more about board diversity).

Richard Graff, an independent, seasoned director and specialist in accounting in the mining industry, was appointed Lead Director as of September 30, 2017, succeeding Patrick Mars, who retired from the board in December 2017. You can read more about the role of the Lead Director on page 80 and our retirement policy on page 92.

Directors who are elected will hold office until the end of our next annual meeting, unless they step down for any reason under the terms of our by-laws. Management does not believe that any of them will not be able to serve, but if this happens, your proxyholder can vote for another person using their best judgment.

You can read about the nominated directors beginning on page 11, including information they’ve provided about the Yamana common shares and deferred share units (DSUs) they beneficially own, directly or indirectly, or exercise control or direction over. Holdings are as at February 23, 2018 and the market values are based on Cdn$3.72 per share (the closing price of Yamana shares on the TSX on February 22, 2018), converted using the exchange rate of Cdn$1.00 = US$0.7868 on that date). See page 73 for more information about director share ownership.

An independent and diverse board

We have a formal goal that at least 40% of our directors should be female. We believe it is critical to assemble a strong and effective board that has an overall mix of skills and gender diversity.

Majority voting

Any director who doesn’t receive at least a majority of for votes (50% plus one) must tender his or her resignation to the board within five days of the vote.

The corporate governance and nominating committee will review the vote and the board will accept the resignation unless there are exceptional circumstances. The board will make its decision within 90 days of the relevant shareholders meeting and then promptly issue a press release with the results and the reasons for the decision. The resignation will take effect when accepted by the board. The director does not participate in any committee or board discussions on the matter.

If the board accepts the resignation, it can appoint a new director to fill the vacancy, as allowed by law.

This policy only applies when director elections are uncontested.

Serving together on other boards

As of March 27, 2018, there are no interlocks between board members.

None of the nominated directors or our executives, or their associates or affiliates, has a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business, other than the election of directors. No informed person or nominated director, or their associates or affiliates, has a direct or indirect material interest in any transaction since the beginning of Yamana’s most recently completed financial year, or in any proposed transaction that has had or would have a material effect on Yamana or any of our subsidiaries.

John Begeman

Age: 63

South Dakota, United States

Company director

Director since May 2007 / Independent

Areas of expertise

•      Mining operations

•      Other extractive industries

•      Risk management

•      Sustainability

•      Finance/Accounting

•      Capital markets

•      International business

•      Project management/Technical services

John Begeman is a Professional Mining Engineer with over 35 years of mining experience. His extensive experience in the mining industry, combined with his background in precious metals operations, executive and project development management, provide valuable industry insight and perspective to both the board and management. He currently sits on the board of directors of African Gold Group Inc. and Premier Gold Mines Limited. He has been the Executive Chairman of the board of Premier Gold Mines Limited since 2015.

Mr. Begeman previously served as a director of Aberdeen International Inc., the President and Chief Executive Officer of Avion Gold Corporation, as the Chief Operating Officer of Zinifex Canada Inc. and as Vice President, Western Operations of Goldcorp Inc. Prior to his employment at Goldcorp, Mr. Begeman held various and progressive engineering and management positions with Morrison Knudsen Company’s mining operations group throughout the Western United States. His experience in executive leadership in international mining operations, permitting and community involvement assists the board and management with its ongoing business endeavors. His past environmental and social license analysis along with project risk assessment also form a broad base the board and management can draw on.

Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA.

2017 meeting attendance
Board of directors	13 of 13	100%
Audit committee	4 of 4	100%
Sustainability committee (chair)	5 of 5	100%

2017 compensation
Total compensation	$240,000
Amount received as DSUs	$87,500 / 36%

2017 director voting results
% voted for	90.49%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	10,431	147,903	158,334	$463,427	$829,644
Share ownership guidelines	Currently holds 4.7x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

African Gold Group, Inc. (since April 2017)	Audit (Chair)
Premier Gold Mines Limited (since May 2006)	Audit (Chair), Compensation
Aberdeen International Inc. (January 2015 to March 2017)	Audit, Compensation

Christiane Bergevin

Age: 55

Quebec, Canada

Company director

Director since September 2014 / Independent

Areas of expertise

•      Other extractive industries

•      Risk management

•      Sustainability

•      Finance/Accounting

•      International business

•      Governance

•      Project management/Technical services

Christiane Bergevin is the President of Bergevin Capital, advising infrastructure and energy sector clients. She brings more than 30 years of experience in strategy, project and risk structuring, and financing of resource, transport and infrastructure projects on all continents in addition to experience in the financial sector. She is highly skilled in sustainability and community engagement aspects from an operational and governance standpoint, and served on the health, safety and corporate social responsibility committee of the board of a major oil and gas producer. As Executive Vice-President, Desjardins Group (Canadian financial cooperative institution) between 2009 and 2015, she led mergers and acquisitions, strategic partnerships and business development. She was also a member of Desjardins Group’s finance and risk management committee.

For the 19 years prior to that, Ms. Bergevin held executive positions with SNC-Lavalin Group, a global engineering and construction firm, including managing executive and subsequently President of SNC-Lavalin Capital Inc., its project finance advisory arm. She was involved in several transport and mining developments, and also served as Senior Vice-President and General Manager, Corporate Projects. Ms. Bergevin is a Director of RATP Dev, an international public transport operator and she chairs the audit committee of the board of AGF Group, a reinforcing steel and scaffolding supplier. For the 2017-2018 year, she is the Chair of the Canadian Chamber of Commerce.

Ms. Bergevin holds a Bachelor of Commerce (with Distinction) from McGill University and graduated from the Wharton School’s Business Advanced Management Program. In 2013, she was awarded the ICD.D designation by the Institute of Corporate Directors.

2017 meeting attendance
Board of directors	13 of 13	100%
Corporate governance and nominating committee	3 of 3	100%
Sustainability committee	5 of 5	100%

2017 compensation
Total compensation	$225,000
Amount received as DSUs	$175,000 / 78%

2017 director voting results
% voted for	93.78%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	—	201,975	201,975	$591,160	$603,249
Share ownership guidelines	Currently holds 3.4x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Talisman Energy Inc. (April 2009 to May 2015)	Governance & Nominating, Health, Safety, Environment & Corporate Responsibility
Fiera Capital Corporation (September 2010 to May 2013)	Audit (Chair)

Andrea Bertone

Age: 56

Texas, United States

Company director

Director since July 2017 / Independent

Areas of expertise

•      Other extractive industries

•      Risk management

•      Sustainability

•      Finance/Accounting

•      International business

•      Governance

•      Project management/Technical services

Ms. Bertone has nearly 20 years of senior management experience in the energy industry in the Americas and most recently held the position of President of Duke Energy International LLC (Duke Energy), where she reported directly to the chief executive officer of the largest utility in the United States. During her seven years in this role, she was responsible for operations across South and Central America. Prior to her role as President of Duke Energy, Ms. Bertone spent nearly 10 years in increasingly senior management roles with Duke Energy and its subsidiary companies, including the role of General Counsel of Duke Energy. Ms. Bertone brings significant strategic and operational expertise acquired while operating large infrastructure assets throughout Latin America.

Ms. Bertone completed her JD at the University of São Paulo, Brazil and received her LLM from Chicago-Kent College of Law in 1995. She also completed a finance program for senior executives at Harvard Business School in 2010. She is a member of the Brazilian Bar Association.

In 2013, she received the Alumni of Distinction Award from Chicago-Kent College of Law and in 2016, she was recognized by the National Safety Council through their annual “CEOs Who Get It” program, as a leader who demonstrates personal commitment to worker safety and health.

2017 meeting attendance
Board of directors	4 of 4	100%

2017 compensation
Total compensation	$83,873
Amount received as DSUs	$75,873 / 90%

2017 director voting results
% voted for (appointed to the board in July 2017)	n/a

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	—	27,470	27,470	$80,402	$73,308
Share ownership guidelines	Currently holds 0.5x the annual board retainer and has until July 2020 to meet the 3x requirement

Other public company boards and board committees during the last five years

Duke Energy International Geração Paranapanema S.A. (2009 to February 2016)

Alexander Davidson

Age: 66

Ontario, Canada

Company director

Director since August 2009 / Independent

Areas of expertise

•      Mineral exploration

•      Mining operations

•      Risk management

•      Sustainability

•      Capital markets

•      International business

•      Project management/Technical services

Alexander Davidson was Barrick Gold Corporation’s Executive Vice President, Exploration and Corporate Development with responsibility for international exploration programs and corporate development activities. Mr. Davidson was instrumental in Barrick’s acquisition of Lac Minerals, Sutton Resources, Arequipa Resources, Pangea Goldfields, Homestake Mining and Placer Dome Inc. Mr. Davidson joined Barrick in October 1993 as Vice President, Exploration with responsibility for the company’s expanding exploration program. He initiated Barrick’s expansion out of North America and into Latin America and beyond.

Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 40 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors & Developers Association of Canada in recognition of his team’s discovery of the Lagunas Norte Project in the Alto Chicama District, Peru.

Mr. Davidson received his B.Sc. and his M.Sc. in Economic Geology from McGill University. His extensive experience in the mining industry and his background in precious metal exploration and corporate development allows him to provide valuable industry insight and perspective to the board and management. Mr. Davidson also has extensive board level experience and has sat on or has chaired a number of health, safety & environment, technical, sustainability, audit, and compensation committees.

2017 meeting attendance
Board of directors	13 of 13	100%
Compensation committee	8 of 8	100%
Sustainability committee	5 of 5	100%

2017 compensation
Total compensation	$237,500
Amount received as DSUs	$87,500 / 37%

2017 director voting results
% voted for	82.15%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	18,200	178,281	196,481	$575,079	$1,002,589
Share ownership guidelines	Currently holds 5.7x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Americas Silver Corporation (since December 2014)	Chair
NuLegacy Gold Corporation (since September 2014)	Audit
Orca Gold Inc. (since January 2013)	Technical, Compensation
Capital Drilling Ltd. (since May 2010)	Audit, Safety, health and environment
Perseus Mining Ltd. (April 2016 to February 2018)	—
MBAC Fertilizer Corp. (January 2010 to June 2015)	Compensation, Safety, health and environment
U.S. Silver & Gold Inc. (July 2011 to December 2014)	Compensation
B2 Gold Corp., formerly Volta Resources Inc. (March 2011 to December 2013)	Safety, health and environment

While Mr. Davidson serves on four other public company boards, these include small-cap companies with fewer regular board responsibilities. Mr. Davidson is a highly valuable member and brings significant mining industry and executive leadership experience to Yamana’s board, and he attended all of his board and committee meetings in 2017.

Robert Gallagher

Age: 67

British Columbia, Canada

Company director

Director since August 2017 / Independent

Areas of expertise

•      Mining operations

•      Risk management

•      Sustainability

•      Finance/Accounting

•      Capital markets

•      International business

•      Governance

•      Project management/Technical services

Mr. Gallagher has more than 35 years of experience in the mining industry and is a Mineral Engineer with a specialty in mineral processing.

Most recently, he held the position of President and Chief Executive Officer at New Gold Inc. Previously, Mr. Gallagher held increasingly senior management roles at Newmont Mining Corporation over a seven-year period, including Vice President Operations, Asia Pacific; Vice President, Indonesian Operations; and General Manager, Batu Hijau.

Earlier in his career, Mr. Gallagher worked at a number of operating mines located throughout the Americas and Asia in various plant engineer, metallurgical, and mine management roles, including most notably 15 years at Placer Dome Inc. Mr. Gallagher brings considerable project development and operational experience to the Board.

He has been recognized by industry associations for his contributions throughout his career, most notably in 2013 he accepted the Prospector & Developer Association of Canada’s Viola R. MacMillan Award for Company or Mine Development on behalf of New Gold and in 2014 he was jointly recognized by the Association for Mineral Exploration British Columbia with the E.A. Scholz Award for excellence in mine development.

2017 meeting attendance
Board of directors	3 of 4	75%

2017 compensation
Total compensation	$69,240
Amount received as DSUs	$61,490 / 89%

2017 director voting results
% voted for (appointed to the board in July 2017)	n/a

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	—	21,863	21,863	$63,991	$60,073
Share ownership guidelines	Currently holds 0.4x the annual board retainer and has until August 2020 to meet the 3x requirement

Other public company boards and board committees during the last five years

Capstone Mining Corp. (since November 2016)	Technical, Health Environment, Safety and Sustainability Committee
New Gold Inc. (June 2008 to June 2016)	—
Southern Arc Minerals Inc. (since 2010)	—
Dynasty Gold Corp. (2009 to April 2017)	Audit
Japan Gold Corp. (since September 2016)	Compensation

Richard Graff (Lead Director as of September 30, 2017)

Age: 71
Colorado, United States
Company director
Director since October 2007 / Independent

Areas of expertise

• Mining operations
• Other extractive industries
• Risk management
• Finance/Accounting
• Governance

Richard Graff has served on numerous public boards in the mining and oil and gas industries and has served as a board chairman, chairman of audit committees, governance and nominating committees, and special committees, as well as having compensation committee experience. His extensive experience in the metals and mining industry includes accounting and financial reporting, internal control, governance and compliance initiatives, and mergers. Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force, which resulted in the issuance of accounting and financial reporting guidance in the mining industry for US GAAP. He represents a consortium of international mining companies, and has met with and provided recommendations to the International Accounting Standards Board (IASB) on financial reporting issues in the mining industry. The IASB incorporated input from these meetings into its published rules. Mr. Graff continues to organize periodic meetings in London between global mining companies and the IASB to discuss financial reporting issues affecting the industry and shares that information with the management, boards and audit committees on which he serves. He also has had discussions with and provided input to the U.S. Securities and Exchange Commission on financial reporting issues in the industry.

Mr. Graff has been a speaker at industry conferences and directors’ education programs on the topics of financial reporting in the mining industry, audit committee trends, board succession, investor engagement and enterprise risk management. He currently serves as the Lead Director and chairman of the audit committee and is a member of the compensation and corporate governance and nominating committees of Alacer Gold Corp. He also serves as chairman of the audit committee and is a member of the corporate governance and nominating committee of DMC Global, Inc. Mr. Graff’s extensive international experience in the mining industry, coupled with his expertise summarized above, brings insight to the board and management as to best practices with respect to accounting, corporate governance and other issues for an international public company in the mining industry.

Mr. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University.

2017 meeting attendance
Board of directors	13 of 13	100%
Audit committee (chair)	4 of 4	100%

2017 compensation
Total compensation	$263,500
Amount received as DSUs	$87,500 / 33%

2017 director voting results
% voted for	90.42%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	43,949	147,903	191,852	$561,531	$941,498
Share ownership guidelines	Currently holds 5.4x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Alacer Gold Corp. (since June 2008)	Lead Director Audit (Chairman), Compensation, Corporate governance and nominating
DMC Global Inc. (since June 2007)	Audit (Chairman), Corporate governance and nominating

Kimberly Keating

Age: 46
Newfoundland, Canada
Company director
Director since February 2017 / Independent

Areas of expertise

• Other extractive industries
• Risk management
• Sustainability
• International business
• Governance
• Project management/Technical services

Kimberly Keating is a Professional Engineer with over 20 years’ experience in the global offshore energy sector. In her current role as Vice President Fabrication, Technical Construction, Central and Western Canada, Kim oversaw the construction and delivery of topsides components for one of the world’s largest offshore oil platforms. Prior to joining the Cahill Group as Director of Projects in 2013, Ms. Keating held a variety of progressive leadership positions, from engineering design through to construction, commissioning, production operations and field development with Suncor Energy Inc.

Throughout her career, Ms. Keating has made significant engineering and project management contributions to key projects in the Canadian, Norwegian and UK offshore oil and gas sectors, bringing a wealth of strategy, risk assessment, policy and technical expertise to the Yamana board.

Ms. Keating has also held numerous volunteer leadership roles, including serving as the current Vice Chair of Memorial University’s Board of Regents where she was also the Chair of the Governance & Pensions Committees, and a board director with the Dr. H. Bliss Murphy Cancer Care Foundation, Opera on the Avalon and the Oil and Gas Development Council of Newfoundland and Labrador; a government appointment to assess the long-term vision for the province’s oil and gas industry. She holds a Bachelor of Civil (Structural) Engineering, a Masters of Business Administration, is a registered member of the Professional Engineering & Geoscientists NL (PEGNL) and holds the Canadian Registered Safety Professional (CRSP) designation. In June 2016, she was named a Fellow of the Canadian Academy of Engineers, a national institution through which Canada’s most distinguished and experienced engineers provide strategic advice on matters of critical importance to Canada.

2017 meeting attendance
Board of directors	11 of 11	100%

2017 compensation
Total compensation	$195,513
Amount received as DSUs	$152,825 / 78%

2017 director voting results
% voted for	93.82

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	—	57,676	57,676	$168,812	$150,820
Share ownership guidelines	Currently holds 1x the annual board retainer and has until February 2020 to meet the 3x requirement

Other public company boards and board committees during the last five years

None

Nigel Lees

Age: 74
Ontario, Canada
President and Chief Executive Officer of SAGE Gold Inc.
Director since June 2005 / Independent

Areas of expertise

• Mineral exploration
• Mining operations
• Finance/Accounting
• Capital markets
• International business
• Governance

Nigel Lees has over 25 years of experience in the investment banking industry. He has served as a member of the Listings Committee of the Toronto Stock Exchange and on the audit, compensation and special committees of several publicly listed companies.

Mr. Lees has extensive experience in the mining industry particularly in North America and South America as a principal and financier. He was the founder and director of TVX Gold Inc., which merged with Kinross Gold Corporation in 2003.

Mr. Lees is currently the President of C.N. Lees Investments Limited, a private investment and consulting company, and President and Chief Executive Officer of SAGE Gold Inc., a public precious metals exploration and development company.

2017 meeting attendance
Board of directors	13 of 13	100%
Compensation committee (chair)	8 of 8	100%

2017 compensation
Total compensation	$244,750
Amount received as DSUs	$87,500 / 36%

2017 voting results
% voted for	90.20%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	15,000	147,903	162,903	$476,800	$859,286
Share ownership guidelines	Currently holds 4.9x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

SAGE Gold Inc. (since December 2003)	—
Augyva Mining Resources Inc. (August 2011 to April 2014)	Corporate governance and nominating, Compensation

Peter Marrone (Chairman and Chief Executive Officer)

Age: 58
Ontario, Canada
Director since July 2003 / Not independent

Areas of expertise

• Mineral exploration
• Mining operations
• Risk management
• Finance/Accounting
• Capital markets
• Governance
• International business

Peter Marrone founded Yamana in July 2003 and has been instrumental in the company’s strategic development and operational growth. Mr. Marrone currently serves as Chairman and Chief Executive Officer of Yamana.

Mr. Marrone has more than 30 years of mining, business and capital markets experience, bringing an important range of extensive and diverse financial, legal and business experience to the company. He has been on the boards of a number of public companies and advised companies with a strong South American and North American presence.

Prior to Yamana, Peter Marrone was the head of investment banking at a major Canadian investment bank and before that, practised law in Toronto with a strong focus on corporate law, securities law and international transactions.

2017 meeting attendance
Board of directors	13 of 13	100%

2017 compensation
CEO total compensation	$4,348,661
Amount received as RSUs	$500,000 / 11%

2017 director voting results
% voted for	85.86%

	Yamana shares	DSUs/ RSUs	Total	Total market value	Total book value
Share ownership	918,820	3,166,319	4,085,139	$13,455,856	$33,879,362
CEO share ownership guidelines	Currently holds 22.5x his annual base salary and exceeds his 3x requirement

Other public company boards and board committees during the last five years

MBAC Fertilizer Corp. (December 2009 to July 2015)

Jane Sadowsky

Age: 56

New York, United States

Company director

Director since September 2014 / Independent

Areas of expertise

•   Other extractive industries

•   Risk management

•   Finance/Accounting

•   Capital markets

•   International business

•   Governance

Jane Sadowsky retired from Evercore Partners as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore Partners, she was a Managing Director and Group Head at Citigroup’s Investment Bank and began her investment banking career at Donaldson, Lufkin & Jenrette.

In addition to a broad and diverse range of finance and deal-related expertise, Ms. Sadowsky has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure, and energy. She brings depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross border transactions. While at Evercore and Citigroup, she was responsible for strategy and resultant P&L, for managing people and for internal and external collaboration. She participated in or led global committees including: compensation, fairness and valuation, diversity, mentoring and recruiting. Ms. Sadowsky has provided expert testimony in numerous US jurisdictions and the World Court.

Since retiring, Ms. Sadowsky has served as the Managing Partner for Gardener Advisory LLC, which provides consulting and advisory services predominantly in the electricity power sector to public and private sector clients in the United States and abroad. Ms. Sadowsky earned her MBA from the Wharton School and her BA in Political Science and International Relations from the University of Pennsylvania. Ms. Sadowsky is a National Association of Corporate Directors (NACD) Board Leadership Fellow.

2017 meeting attendance
Board of directors	13 of 13	100%
Audit committee	4 of 4	100%
Corporate governance and nominating committee (chair since December 12, 2017)	3 of 3	100%

2017 compensation
Total compensation	$232,922
Amount received as DSUs	$175,000 / 75%

2017 director voting results
% voted for	93.81%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	34,950	201,975	236,925	$693,455	$703,536
Share ownership guidelines	Currently holds 4.0x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Nexa Resources S.A. (since January 2018)	Audit

Dino Titaro

Age: 66

Ontario, Canada

Company director

Director since August 2005 / Independent

Areas of expertise

•   Mineral exploration

•   Mining operations

•   Risk management

•   Sustainability

•   Capital markets

•   International business

•   Governance

•   Project management/Technical services

Dino Titaro has over 30 years of international experience having been involved in project management, feasibility studies, reserve estimation, due diligence studies, valuation studies, social and environmental permitting processes for mine construction and development and related risk management, as well as operational experience in the gold sector. He is the founder of Carpathian Gold Inc., a public mineral exploration company listed on the TSX, and was the President and Chief Executive Officer from January 2003 to January 2014 and a director from January 2003 to August 2014.

From 1986 to 2003, Mr. Titaro was the principal owner and President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm. From 1980 to 1986, Mr. Titaro was employed by Getty Mines Limited, in various supervisory roles as a geologist, working on base and precious metal projects as well as uranium, principally in resource definition stages.

Mr. Titaro currently serves as President of Avidian Gold Corp, and has been a director and officer of several publicly traded companies in the mining, industrial and health care technology fields. Mr. Titaro holds a Master of Science degree in Geology from the University of Western Ontario. He is also a qualified person as defined by National Instrument 43-101 and is a registered P.Geo in Ontario.

2017 meeting attendance
Board of directors	13 of 13	100%
Compensation committee	8 of 8	100%
Corporate governance and nominating committee	3 of 3	100%
Sustainability committee	5 of 5	100%

2017 compensation
Total compensation	$248,250
Amount received as DSUs	$87,500 / 35%

2017 director voting results
% voted for	90.44%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	21,000	147,903	168,903	$494,362	$864,482
Share ownership guidelines	Currently holds 4.9 the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Avidian Gold Corp. (since December 2017)	—
Carpathian Gold Inc. (January 2003 to August 2014)	—

Director meeting attendance

The table below shows director attendance in 2017. All of the directors also attended the 2017 annual meeting of shareholders except Andrea Bertone, who was appointed to the board in July 2017, and Robert Gallagher, who was appointed to the board in August 2017.

	Board		Audit committee		Compensation committee		Corporate governance and nominating committee		Sustainability committee
Director	Number	%	Number	%	Number	%	Number	%	Number	%
John Begeman	13/13	100	4/4	100	—	—	—	—	5/5	100
Christiane Bergevin	13/13	100	—	—	—	—	3/3	100	5/5	100
Andrea Bertone[1]	4/4	100
Alexander Davidson	13/13	100	—	—	8/8	100	—	—	5/5	100
Robert Gallagher[2]	3/4	75
Richard Graff	13/13	100	4/4	100	—	—	—	—	—	—
Kimberly Keating[3]	11/11	100
Nigel Lees	13/13	100	—	—	8/8	100	—		—	—
Peter Marrone	13/13	100	—	—	—	—	—	—	—	—
Jane Sadowsky	13/13	100	4/4	100	—	—	—		—	—
Dino Titaro	13/13	100	—	—	8/8	100	3/3	100	5/5	100
Overall attendance[4]		98%		100%		100%		100%		100%

Notes

(1)         Ms. Bertone was appointed to the board on July 26, 2017.

(2)         Mr. Gallagher was appointed to the board on August 25, 2017. He missed one meeting because he attended an event that was scheduled before he joined the board.

(3)         Ms. Keating was appointed to the board on February 15, 2017.

(4)   Patrick Mars and Carl Renzoni have not been included as they retired in December 2017 and are not standing for re-election.

The board has a policy of meeting in camera with the independent directors at the end of each board meeting. The independent directors met 13 times in 2017.

Other information about the nominated directors

Mr. Titaro:

•      resigned as director of Royal Coal Corp. on May 9, 2012. On May 17, 2012, Royal Coal Corp. announced that the TSX Venture Exchange had suspended trading its securities because the Ontario Securities Commission had imposed a cease trade order for failure to file financial statements. The cease trade order was still in effect when this circular was printed.

•      is a former director of Carpathian Gold Inc. (Carpathian). On April 16, 2014, the Ontario Securities Commission issued a management cease trade order against the Interim Chief Executive Officer and the Chief Financial Officer of Carpathian because it hadn’t filed audited annual financial statements and related management’s discussion and analysis and certifications for the period ended December 31, 2013. The management cease trade order was lifted on June 19, 2014 after Carpathian filed the required continuous disclosure documents. Mr. Titaro was a director during the period of the management cease trade order, but did not stand for re-election and was no longer a director on August 12, 2014.

None of the other nominated directors is, or has been in the last 10 years, a director, chief executive officer or chief financial officer of any company (including Yamana) that during their term or within a year of leaving the role has been subject to a penalty, sanction or bankruptcy, insolvency or any other issue that likely would be considered important to a reasonable shareholder in deciding whether to vote for the nominated director.

2017 BOARD COMMITTEE REPORTS

Audit committee

Richard Graff (chair), John Begeman, Andrea Bertone (appointed January 16, 2018) and Jane Sadowsky. Patrick Mars and Carl Renzoni retired on December 12, 2017.

100% independent, met four times in 2017

All members are financially literate. Richard Graff’s strong accounting background and experience qualify him to be the committee’s financial expert and meet the requirements under US securities laws.

Primary responsibilities

Assists the board in fulfilling its financial reporting and control responsibilities to shareholders and the investment community:

•      oversees our accounting and financial reporting processes and the audit of our financial statements, including the integrity of our financial statements, our compliance with legal and regulatory requirements and the qualifications and independence of the external auditors

•      monitors our financial reporting processes and internal control systems

•      oversees the external auditors and approves the annual audit plan

•      meets regularly with management and the external auditors

•      reviews its committee charter at least once a year.

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2017.

See page 7 for the fees paid to the external auditors in 2017 and 2016.

You can find more information about the audit committee in our 2017 annual information form under the heading Audit Committee, available on our website (www.yamana.com) and on SEDAR (www.sedar.com).

2017 highlights

•      reviewed and approved the quarterly and annual financial results for recommendation to the board

•      reviewed our procedures for complying with The Sarbanes-Oxley Act

•      reviewed our insurance programs and any potential impact on financial reporting

•      monitored risk activity including tax issues, uninsured risks, counterparty risk, treasury risk, information technology risk and other business risks

•      reviewed carrying value of mineral properties

Compensation committee

Nigel Lees (chair), Alexander Davidson, Kimberly Keating (appointed January 16, 2018) and Dino Titaro. Patrick Mars retired on December 12, 2017.

100% independent, met eight times in 2017

Primary responsibilities

Responsible for recommending strategy, policies and programs for compensating directors and senior management:

•      oversees Yamana’s compensation program including the incentive and retirement plans

•      reviews the CEO’s total compensation package including equity compensation, Yamana’s performance against its business goals and objectives, CEO salary levels in the mining and other relevant industries, and makes recommendations to the board

•      considers the CEO’s compensation recommendations for the other named executives, our peer group and industry data and makes recommendations to the board

•      prepares a report on executive compensation every year for developing the management information circular and reviews all executive compensation disclosure before it is publicly disclosed

•      reviews and recommends director compensation

•      reviews its committee charter at least once a year.

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2017.

2017 highlights

•      consideration of the existing compensation program to ensure the framework continues to be in line with effective compensation practices

•     reviewed trends in executive and director compensation and governance including policies of various governance organizations, including the Canadian Coalition for Good Governance, Institutional Shareholder Services and Glass Lewis

•     set target compensation for the CEO and other named executives and recommended decisions for 2017 compensation to the board for approval

•      reviewed the compensation discussion and analysis section of the management information circular

•      continued to monitor the development of clawback policies in Canada and the US

Corporate governance and nominating committee

Patrick Mars (chair until December 12, 2017), Jane Sadowsky (chair since December 12, 2017), Christiane Bergevin, Robert Gallagher (appointed January 16, 2018) and Dino Titaro. Carl Renzoni retired on December 12, 2017.

100% independent, met three times in 2017

Primary responsibilities

Develops Yamana’s corporate governance policies and practices, assesses board and committee effectiveness, and leads the process for recruiting and appointing directors and ensuring their ongoing development:

•      recommends corporate governance policies, practices and procedures

•      reviews the code of conduct and other corporate governance policies, and ensures the effectiveness of management’s system for enforcing and monitoring compliance

•      assesses shareholder proposals to be included in the management information circular and makes recommendations to the board

•      assesses board and committee effectiveness and the contribution of individual directors

•      ensures the board has an appropriate number of independent directors and that its size and composition are appropriate for effective decision-making

•      recommends selection criteria for director searches and for those nominated for election each year

•      leads director searches including retaining a search firm when necessary

•      oversees the director orientation and continuing education programs

•      reviews its committee charter at least once a year.

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2017.

2017 highlights

•      conducted the 2017 director assessment and review

•      reviewed current trends in corporate governance

•      monitored policies distributed by various governance organizations, including the Canadian Coalition for Good Governance, Institutional Shareholder Services and Glass Lewis

•      selected educational topics for the board

•      reviewed the governance section of the management information circular

•      considered CEO and director succession planning as a delegated authority from the board

Sustainability committee

John Begeman (chair), Christiane Bergevin, Alexander Davidson, Robert Gallagher (appointed January 16, 2018), and Dino Titaro

100% independent, met five times in 2017

Primary responsibilities

Assists the board in overseeing sustainability, environmental, health and safety matters:

•      helps the board develop a corporate culture of environmental responsibility and awareness about the importance of health and safety

•      identifies the principal risks and impacts related to health, safety and the environment, and ensures sufficient resources are allocated to address them

•      oversees our corporate health, safety and environment policies and management systems to ensure compliance with applicable laws and best management practices

•      counsels management in developing policies and standards as appropriate

•      reviews management’s activities in maintaining appropriate internal and external operational, health, safety and environment audits and reviews the results

•      reviews any compliance issues and incidents to determine, on behalf of the board, that we are taking all necessary action and have been duly diligent in carrying out our responsibilities and activities

•      investigates or arranges an investigation of any unusual health, safety and environmental performance

•      reviews monthly and annual sustainability, health, safety and environment reports

•      reviews and approves annual disclosure relating to our sustainability, health, safety and environment policies and activities

•      reviews its committee charter at least once a year.

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2017.

2017 highlights

•      conducted monthly reviews and monitored reports by the safety, health, environment and community department

•      conducted site visits

•      reviewed the Material Issues Report, our annual sustainability report, which is available on our website

•      reviewed the sustainability section of the management information circular

•      completed an in-depth review of Cerro Moro Project

•      reviewed mineral resources and mineral reserves protocols

2. Executive compensation

Message from the chair of the compensation committee	25

Compensation discussion and analysis	30
• Executive compensation framework	30
• Compensation governance	31
• Compensation philosophy	36
• Compensation benchmarking	37
• Elements of executive compensation and decisions for 2017	38
• Chairman and CEO compensation profile	54
• Share performance	56

2017 Compensation details	60
• Summary compensation table	60
• Cost of management analysis	62
• Outstanding share-based and option-based awards	62
• Retirement benefits	67
• Termination and double trigger change of control	68

Message from the chair of the compensation committee

On behalf of the board of directors and compensation committee, I want to thank you for your support of our approach to executive compensation at last year’s annual general meeting, with a say on pay result of 92%.

We believe that this advisory vote is important because it provides us with regular feedback on executive compensation. We are committed to engaging directly with shareholders, and as committee chair, I continue to reach out to our shareholders.

Building on our meetings over the last few years, we reached out to shareholders again in early 2018. These sessions included shareholders from Canada, the United States, Europe and Asia representing approximately 50% of our shareholder base. We responded to questions about Yamana, reviewed our governance and executive compensation practices and discussed our approach to environmental, social and governance (ESG) matters (see page 82). You can read more about our shareholder engagement program on page 87.

Performance results for 2017

In 2017, management successfully positioned Yamana to deliver a step change in free cash flow, which will begin in the second half of 2018 and more noticeably in 2019, particularly as Cerro Moro ramps up. Production guidance was exceeded for all metals at costs that were in line with expectations, while maintaining high safety and environmental performance. Highlights for the year include:

•        Exceeded total production targets for gold, silver and copper at costs that were within or better than guidance

•        Increased cash flows and expanded operating margins

•        Reduced our total recordable injury frequency rate and marked the third consecutive year without an environmental event

•        Reserve replacement of gold ounces produced exceeded production at most of our mines

•        Achieved mechanical completion of key process plant areas at Cerro Moro on time and slightly under budget

•        Completed sale of a portion of Brio Gold position and announced the sale of the Kirkland Lake portfolio

•        Returned value to shareholders with a one-year total shareholder return of 4.72%.

Aligning compensation with performance

For 2017, we made modest adjustments to the weightings of the operational measures under the short-term incentive plan to better reflect the focus and importance of each metal relative to overall revenue. We modified the exploration measure to include an assessment of both quantity and quality of mineral reserve and resource ounces, because not all replaced ounces are equal in value.

Applying the executive compensation framework, corporate performance measures in the short-term incentive plan determined a score of 146.4% of target for the Chairman and CEO and other named executives. The compensation committee and board agreed that this score appropriately reflected overall company performance and did not adjust the calculated result. Together with individual performance results, short-term incentive awards for named executives ranged from 137% to 159% of target.

With respect to potential longer-term performance, the compensation committee and board believes that the Chairman and CEO and senior management team successfully achieved objectives in 2017 that position the company for longer-term success. Aligned with this performance, the board approved long-term incentive grant values for named executives, other than the Chairman and CEO, equal to 100% of their defined target levels.

Chairman and CEO compensation

Target total compensation structure

For 2017, Mr. Marrone was eligible for target total compensation (base salary, short-term and long-term incentives, pension and other compensation) of $7,482,103, which aligns with our industry peer group.

Calculated and actual total compensation for 2017

In determining total compensation to be awarded, the board considered Yamana’s performance and the Chairman and CEO’s total compensation on both an absolute basis and relative to peers, over multiple time periods. In addition to the summary of 2017 performance results above, we considered:

•        financial, operational and share price performance for the past one, three and five-year cycles, relative to both actual Chairman and CEO total compensation, and total compensation realized over the respective periods

•        share price performance since Yamana’s inception in July 2003, including particular periods of exceptional share price performance and total shareholder return.

Applying the compensation framework for 2017, Mr. Marrone’s calculated total compensation would have been $8,719,721, including a short-term incentive award equal to 158% of the 125% Chairman and CEO target (198% of salary) and a target long-term incentive grant equal to 100% of the 225% Chairman and CEO target (225% of salary).

However, following a comprehensive review of company performance and acknowledging a decline in total shareholder return over the past three years, Mr. Marrone elected to receive, and the board approved, actual compensation for 2017 of a short-term incentive award payable in cash of $2,128,000 (down from a calculated bonus of $2,982,141). $1,628,000 was received in cash and the remaining $500,000 was awarded as RSUs that vest over a three-year period. This reduces Mr. Marrone’s total cash compensation and increases his equity-based compensation, aligning with shareholder interests. Mr. Marrone did not receive any further long-term incentive awards.

As a result, Mr. Marrone’s actual 2017 total compensation was $4,348,662, which was 50% below the calculated value of $8,719,721 and 58% of the target value of $7,482,103. Comparisons of the three values are illustrated below.

Mr. Marrone received no further long-term incentive awards. Several factors were considered, including the company’s low share price environment to minimize the potential windfall gains arising from volatility in the mining industry. The board also noted that Mr. Marrone is well incentivized and his significant equity ownership in Yamana aligns with shareholder interests.

Alignment with shareholders

Mr. Marrone’s interests as founder, Chairman, CEO and a significant shareholder continue to directly align with other Yamana shareholders.

As of February 14, 2018, Mr. Marrone’s shareholdings of common shares, RSUs and DSUs total $13,455,856, down 40% from a book value of $33,879,362. The majority of his equity holdings are in DSUs and their value is directly tied to the price of Yamana’s shares. DSUs are paid out when Mr. Marrone retires from the company or his employment is terminated, further emphasizing his focus on long-term performance.

Thank you for your continued support

On behalf of the board and compensation committee, I encourage you to take some time to read the compensation discussion and analysis in this circular before you vote on our approach to executive compensation at this year’s meeting.

Yamana will continue to actively engage with shareholders in the future. Our discussions with shareholders have proved to be very insightful and valuable and, as always, we welcome your feedback. If you have any questions about our executive compensation framework, the compensation decisions made for 2017 or other matters, please feel free to contact us by calling (416) 815-0220, or sending an email to investor@yamana.com.

Sincerely,

“Nigel Lees”

Nigel Lees

Chair of the compensation committee

Yamana Gold Inc.

How we think about return on capital

Mining industry shareholders continue to emphasize return on capital metrics to quantify and measure company performance. Aligned with the industry views, this has also been a focus and priority for Yamana, with a goal of optimizing the allocation of invested capital to deliver maximum returns to shareholders.

There are many return on capital measures which focus on net income, cash flows or other financial performance. The one most commonly known focuses on net income. For a capital-intensive, global mining company, net income is a volatile measure that may prove difficult to compare across companies. This volatility can arise from certain non-cash items such as mine site depreciation, depletion and amortization on a historical cost basis and the effects of operating in multiple jurisdictions including unrealized foreign exchange fluctuations and non-cash tax expenses related to unrealized exchange rates.

Recognizing this net income volatility, which may be impacted by factors outside of management’s control, we focus on another return measure that focuses on cash flows and thereby better reflects the ability of a mining company to effectively invest. We focus on Cash Flow Returns on Invested Capital (CROIC). This measure is monitored against our historical performance and our peers over certain periods of time, normally one, three or five years.

While we recognize, and track, net income or earnings based return metrics, the performance of our business is best measured on cash flows and the cash returns generated from invested capital, first on producing assets and then accounting for non-producing assets and the potential that exists therein. Cash returns align with valuation approaches for a mining enterprise that are based on net asset values and underlying cash flows generated by the enterprise.

We believe CROIC measures provide the most meaningful indication of the company’s capability to generate returns from its underlying assets. The cash flow from our operations can either go back into the business or returned to shareholders. Our discipline to allocate capital to the best risk adjusted return investments provides the option to both take advantage of organic investment opportunities within Yamana and to provide the flexibility to return capital to shareholders in the form of regular or special dividends.

Within the producing portfolio, attention remains on the growth of mineral reserves and resources to improve production and extend mine lives, throughput increases, metal grade and recovery improvements and cost reductions that are expected to improve margins and cash flow returns. For non-producing assets, we focus on improving net asset values through exploration, drilling and rigorous technical / financial reviews. Such is the case in the ongoing technical workaround Agua Rica’s underground scenario, as an example, which presents a compelling development opportunity, notably with a marked decrease in development capital while still maintaining the longer-term optionality for a large-scale open pit operation in due course.

Over time, the company will also consider strategic alternatives to drive returns from non-producing assets such as advancing and converting them into producing assets, developing the assets through a joint venture or monetizing the assets. The recent sale of certain jointly owned exploration properties of the Canadian Malartic Corporation including the Kirkland Lake and Hammond Reef properties for cash proceeds to Yamana of $162.5 million demonstrates the company’s efforts to maximize returns for non-producing assets by means other than generation of cash flows from operations.

As we have a disproportionately higher portion of our invested capital currently in non-producing assets, which has the effect of reducing our overall CROIC, we began a program several years ago of conducting technical reviews of these assets to determine what should be developed with the aim to generate cash flows from operations, and what should be taken through a process of strategic review, which may lead to a monetization in whole or in part. Overall, this will result in a better balanced portfolio of cash flow generating assets as compared to our remaining invested capital, which will improve our CROIC. Simply put, CROIC is a mathematical calculation of cash flows divided by invested capital, and by increasing the proportion of the portfolio that generates cash flows from operating mines and decreasing the denominator in the calculation of CROIC, we will deliver better and increasing CROIC.

Measures of cash return

Across the spectrum of potential cash flow measures, we focus on following:

Operating cash flow before and after working capital	Operating cash flow after sustaining capital	Operating cash flow after sustaining, expansionary and exploration capital
• Most stable measure of cash flow returns on capital • Sets a baseline for assessment of other cash flow measures	• Returns tend to vary over time • Reinforces discipline on regular capital investment • Volatility of returns can be mitigated through stable production growth	• Most volatile measure • Reflects success of investing and creating value over the longer-term

Performance is reviewed on a regular basis, with comparison to the prior year, trending over past three and five-year periods and relative to our historical cost of capital. We also review performance relative to peers, including and excluding non-producing assets as part of invested capital.

We consider these return measures by mine, on an operation by operation basis, across all of our operations, comparing these cash flows to the invested capital of these operations and overall, comparing these cash flows to our total invested capital including our non-producing assets.  As mentioned above, we have a disproportionate amount of our invested capital in large non-producing assets and our efforts are now focused on what are the strategic alternatives relating to those assets that will result in better returns from those assets and, by improving the ratio of cash flows to invested capital for assets generating cash flows, improving our overall CROIC.

Link to executive compensation

Measures of CROIC are directly embedded in our compensation program. Within the short-term incentive plan, the various measures of cash flow referred to above are incorporated as a weighted component, viewed to be indicators of short-term performance and drivers of longer-term return on capital. Within the long-term incentive plan, grant values are determined after reviewing these return measures including cash returns and earnings returns, relative to the prior year and historical levels and relative to peers. This framework is intended to create alignment between executive compensation, capital investment decisions and resulting returns through cash flow and earnings.

Looking forward

In any given year we make investment decisions that will create value for shareholders in the future. This is particularly relevant today as we have been investing in our newest operation, Cerro Moro over past years, increasing the asset base as construction progresses but with no cash flows over that period of development, negatively impacting our CROIC over that period. However, cash flow contributions (and an improving trend in our return metrics) from Cerro Moro will begin in 2018 but become most pronounced in the years to follow as it transitions to a top cash flow contributor. We expect that recent exploration successes at Cerro Moro will translate into mine life extension and a more meaningful contribution to consolidated return metrics over time.

Our focus on invested capital and the allocation of new capital comes during a time of a natural hiatus from further capital investment. We enter a period of cash flow harvesting as expansionary capital needs decrease significantly. Several organic investment opportunities are expected in the future, primarily in the Chapada district and at Canadian Malartic, which will be evaluated using our rigorous framework for capital allocation.

COMPENSATION DISCUSSION AND ANALYSIS

For 2017 our named executives are:

Peter Marrone, Chairman and Chief Executive Officer

Jason LeBlanc, Senior Vice President, Finance and Chief Financial Officer

Daniel Racine, Executive Vice President and Chief Operating Officer

Greg McKnight, Executive Vice President, Business Development

Yohann Bouchard, Senior Vice President, Operations

Charles Main, Former Executive Vice President, Finance and Chief Financial Officer (retired on February 28, 2017)

EXECUTIVE COMPENSATION FRAMEWORK

The board believes that a sound executive compensation program directly links pay to performance, emphasizes long-term shareholder value creation and does not encourage excessive risk-taking.

We revised the executive compensation framework in 2015 to align it more closely with our annual and longer-term strategy, reflect compensation practices among industry peers and to create a more formulaic approach to compensation decisions.

Compensation elements

COMPENSATION GOVERNANCE

The compensation committee, on behalf of the board, is responsible for executive compensation at Yamana, including recommending the strategy, policies and programs for developing and compensating senior management.

Qualified and independent committee members

The committee is made up of four independent directors with experience in five key areas:

	Human resources/ compensation	Governance	Finance	Operations/ mining	Senior business executive
Nigel Lees (chair)	✓	✓	✓	✓	✓
Alexander Davidson	✓			✓	✓
Kimberly Keating (appointed January 16, 2018)	✓	✓		✓	✓
Dino Titaro	✓	✓		✓	✓

All of the committee members are experienced business professionals who have the skills and experience necessary to make decisions about our executive compensation policies and practices. All have human resources and/or compensation experience as members of the compensation committees of other corporations, and all have had experience working as senior executives of mining companies.

A continuing focus on compensation governance

What we do

✓                          Benchmark to industry peers. We benchmark compensation to a group of peer companies in the mining industry to ensure compensation is fair and competitive with the market

✓                          Position target compensation around market median. We target compensation at the median of our compensation peer group for expected levels of performance

✓                          Align executive and shareholder interests. We require senior executives (senior vice presidents and above) to own Yamana equity to align their interests with those of our shareholders

✓                          Deliver the majority of total compensation in ‘at-risk’ elements. Most of what we pay our executives is variable (at risk) and not guaranteed (all but base salary)

✓                          Pay for performance. We link compensation to corporate, individual and share price performance over multiple time horizons. At least 50% of the long-term incentive is granted as PSUs

✓                          Use a disciplined approach to assess performance. We use specific measures and a pre-defined range of performance to calculate short-term awards and determine long-term incentive grants

✓                          Cap the value of incentive compensation. We have caps in place to limit payouts of incentive awards

✓                          Retain an independent compensation advisor. The compensation committee is made up of independent directors and retains an independent advisor for third party advice

✓                          Use informed judgment. The committee and board can use reasonable judgment to adjust the performance factors for the short and long-term incentive awards, including downward to ensure alignment with shareholder interests

✓                          Focus on long-term performance. We extended the vesting of RSUs and stock options to align better with shareholders’ interests and focus executives on the longer term

✓                          Engage directly with shareholders. We engage directly with shareholders on executive compensation and other matters

✓                          Provide shareholders with a ‘say on pay’. We hold an annual advisory shareholder vote on executive compensation to receive feedback on this important issue

What we don’t do (see page 33 for details)

x                                 No hedging. We do not allow hedging of Yamana securities by any director, officer or employee

x                                 No re-pricing. We do not re-price stock options or other equity incentives

x                                 No clawback policy. We continue to monitor regulatory developments, but do not currently have a policy. As a foreign private issuer, we will implement a clawback policy aligned with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, once final guidelines have been confirmed

Independent and objective advice

The committee retains an independent advisor to attend committee meetings and provide ongoing support, including research and analysis, insights into market and compensation trends, and advice related to executive compensation. The committee takes the advisor’s reports and recommendations into consideration when assessing compensation structure and awards, but makes its own decisions and recommendations to the board.

In November 2015 the committee retained Willis Towers Watson as its new independent advisor following an extensive review. They are independent of management, well qualified in human resources and compensation matters, and represent the interests of shareholders when working with committees and boards.

The committee reviews the advisor’s independence every year. The committee confirmed Willis Towers Watson’s independence after reviewing the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the six factors set out by the U.S. Securities and Exchange Commission that compensation committees should consider when selecting and monitoring the independence of their compensation advisors.

The committee based its 2017 decision on the following:

•      Members of the executive compensation consulting team are not responsible for selling other Willis Towers Watson services to Yamana and receive no incentive or other compensation based on the fees charged to Yamana for other services provided by Willis Towers Watson or any of its affiliates.

•      Willis Towers Watson’s executive compensation consulting team is separate and distinct from a team that assists Yamana’s management with the bi-annual employee engagement survey.

•      The executive compensation consultants do not have a business or personal relationship with any of the compensation committee members or management, and do not own Yamana shares other than possibly through mutual funds.

•      Willis Towers Watson has strict protocols and processes to mitigate conflicts of interests and all consultants are required to adhere to a code of conduct.

The table below shows the fees paid to Willis Towers Watson in 2017 and 2016. The committee chair must pre-approve all services provided to management by the independent advisor.

Compensation advisory services	2017	2016
Executive compensation-related fees	$114,658	$264,665
All other fees	—	—
Total fees	$114,658	$264,665

Executive compensation fees in 2017 and 2016 were for advising the committee during its review of executive compensation, including the compensation peer group, benchmarking compensation for the Chairman and CEO and other named executives and senior officers.

Willis Towers Watson did not provide any other services to Yamana or the committee in 2017. Any services provided to Yamana or management must be pre-approved by the committee to make sure the work does not compromise its independence and work with the committee.

Compensation risk management

As part of its role in overseeing the risk associated with executive compensation, the committee works with the independent advisor to review our compensation program to make sure it reflects good business practices, is in line with regulatory expectations, and is structured so executives are not encouraged to take excessive risks.

•        We benchmark compensation for our senior executives against a group of industry peers that are similar in structure, size and type of business to make sure our compensation levels are appropriate.

•        Our short-term incentive is based on corporate and individual performance. We use a balanced scorecard to assess corporate performance with pre-determined corporate performance measures and weightings, and threshold, target, stretch and maximum levels to cap the calculated scores and not encourage excessive risk-taking.

•        Long-term incentive awards are based on a suite of leading performance indicators and a number of other considerations to determine the size of grant. The award is allocated at least 50% to performance share units (PSUs) and the balance to restricted units and/or options so awards vest and pay out at different times.

•        The board can use informed judgment to adjust the compensation awards up or down based on its review and assessment as it deems appropriate.

•        All decisions about executive pay must be approved by the board. The Chairman and CEO recuses himself from any board discussions about CEO pay.

•        We do not allow a Yamana director, officer or employee to hedge Yamana securities. We do not re-price stock options or other equity incentive awards. We continue to monitor regulatory developments on clawbacks. As a foreign private issuer, we will implement a clawback policy aligned with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, once final guidelines have been confirmed.

In 2014, the committee completed a comprehensive review of compensation-related risks. Based on this review and the new executive compensation framework introduced in 2015, which continues to align with governance best practices, the committee believes that the structure and design of executive compensation do not incent the named executives or any employee who works in a principal business unit or division to take inappropriate or excessive risks, and are not reasonably likely to have a material adverse effect on the company.

Share ownership

We require senior vice presidents and above, including the named executives, to own at least two times their annual salary in Yamana equity to reinforce our focus on the long term and align business decisions with shareholders’ interests. The Chairman and CEO must hold three times his annual salary. Executives can count common shares and RSUs (and DSUs for the Chairman and CEO) toward meeting the guidelines.

Executives are required to meet the guidelines by December 31, 2020 (five years from the date the policy was implemented) or within five years of assuming the position, and must maintain the minimum requirement throughout their tenure as a senior executive. Our Chairman and CEO currently holds 22.5 times his base salary in common shares, DSUs and RSUs (see page 34 for details).

The compensation committee reviews compliance at least once a year, usually in the first fiscal quarter following year-end. It uses the current market value or the book value, whichever is higher, to calculate the values for compliance.

We do not currently require the CEO and other named executives to maintain their share ownership after retiring or leaving the company, but the committee may introduce this requirement in the future.

The table below shows each named executive’s share ownership as at February 14, 2018. All of them had met their ownership requirement except Yohann Bouchard, who was appointed a senior vice president on July 27, 2016 and has until December 31, 2021 to meet the requirement. Turn to page 59 to read more about Mr. Marrone’s equity holdings.

	Target	Salary ($)	Common shares held[1] (# / $)	RSUs / DSUs held[2] (# / $)	Market value of holdings[3] ($)	Book value of holdings ($)	Meets requirements	Current holdings (as a multiple of base salary)
Peter Marrone Chairman and Chief Executive Officer	3x	1,506,132	918,820 / 3,026,460	3,166,319 / 10,429,396	13,455,856	33,879,362	yes	22.5x
Jason LeBlanc Senior Vice President, Finance and Chief Financial Officer	2x	331,500	59,912 / 197,341	147,752 / 486,674	684,015	668,819	yes	2.0x
Daniel Racine Executive Vice President and Chief Operating Officer	2x	459,000	160,864 / 529,863	250,341 / 824,587	1,354,450	1,340,562	yes	3.0x
Greg McKnight Executive Vice President, Business Development	2x	459,000	270,639 / 891,446	267,223 / 880,194	1,771,640	2,299,140	yes	5.0x
Yohann Bouchard[4], Senior Vice President, Operations	2x	350,000	- / -	158,156 / 520,943	520,943	538,016	no	1.5x
Average executive holdings as a multiple of annual salary								6.8x

Notes

(1)    The value of common shares has been calculated using market value.

(2)    The value of RSUs and DSUs has been calculated using market value.

(3)    The market value of holdings is the total holdings multiplied by Cdn$4.15, the closing price of Yamana shares on the TSX on February 13, 2018. The values have been converted to US dollars using the Bank of Canada closing exchange rate of Cdn$1.00 = $0.7937 on that date.

(4)    Yohann Bouchard has until December 31, 2020 to meet his shareholder requirements.

Decision-making process

Beginning of the year

Our compensation decision-making process starts at the beginning of each year, when we assess and confirm our compensation philosophy, program guidelines and structure. We also choose performance measures and set targets for the short-term incentive plan that align with our strategy.

1. Review compensation structure	• Review our overall compensation philosophy and structure for the named executives • The compensation committee recommends any changes to the board for approval

2. Confirm the peer group	• Review and confirm the selection criteria used to determine peer companies • Review and confirm the composition of the compensation peer group, applying the selection criteria

3. Establish performance measures

•      Choose performance measures and set targets used to assess corporate performance for the short-term incentive plan and to determine the grant value of long-term incentive awards

•      Monitor corporate performance against these measures throughout the year

•      Individual objectives are also established for each named executive to assess their annual performance

4. Assess risk and confirm approach

•      Review the design of incentive plans and the selected performance measures to:

– consider potential payouts under different performance scenarios

– make sure our decision-making process, incentive plans and compensation levels do not give executives an incentive to take excessive risks or make inappropriate decisions

End of the year

At the end of each year, we apply a rigorous process to assess performance and award compensation, which includes reviewing corporate, mine site and individual performance. The compensation committee, in consultation with its independent advisor, carries out the review and presents its recommendations to the board for review and approval.

5. Review performance

•      Review corporate performance mid-year and at the end of the year. The compensation committee assesses the performance of the named executives throughout the year during specific business reviews and committee meetings

•      The Chairman and CEO completes a review of each named executive’s individual performance against their objectives

6. Review competitive position

•      The independent advisor prepares a comprehensive report that includes the following:

•      a review of our compensation peer group

•      a comparison of named executive compensation relative to peers to determine the market positioning of:

–     base salary

–     target total cash compensation

–     target total direct compensation

–     target pay mix

7. Review past pay levels	• Review historical pay for performance for the named executives for the previous three years

8. Award compensation

•      The committee reviews the Chairman and CEO’s performance, competitive positioning and past pay levels, consults with its independent advisor, and makes recommendations to the board for approval

•      The Chairman and CEO reviews the performance and compensation of the other named executives, and recommends short-term incentive awards, long-term incentive grants, and the following year’s salary for review and approval by the chair of the compensation committee (as delegated by the board)

COMPENSATION PHILOSOPHY

Our compensation philosophy supports our goal to be a recognized leader in precious metals mining by maintaining a strong entrepreneurial management team. Yamana motivates executives to focus on the long-term performance of the company by establishing a strong link between performance and compensation while building equity ownership.

Our compensation philosophy for executives is based on the principle of pay for performance. We are guided by six compensation principles, which were approved by the board and form the foundation for all decisions on executive pay and motivate the achievement of our corporate strategy.

Pay for performance

Compensation must be in line with the mining industry, so we can attract executive talent when necessary, retain and motivate the highly qualified and experienced team we have now, and compensate them appropriately.

The majority of what we pay our executives is variable (at risk), and based on performance to promote the achievement of our annual and longer-term strategies. The proportion at risk increases with each executive level, and a significant portion is equity-based to focus executives on creating long-term value and to align the interests of our executives and our shareholders.

Target mix of total direct compensation elements

At least 75% of senior executive target compensation is at risk as shown below. The actual mix depends on corporate and individual performance and can vary from year to year.

COMPENSATION BENCHMARKING

Target and actual compensation for the Chairman and CEO and other named executives are reviewed annually against a group of peer companies and benchmarked based on position, organizational role and overall scope of responsibility.

We target total direct compensation (base salary + target short-term incentive + target long-term incentives) around the median of our mining industry peers for expected levels of performance. Actual total direct compensation may be above or below the market median based on actual levels of performance.

The committee reviews and approves the peer group every year to make sure it continues to be appropriate. It bases its review on the following:

Criteria	Screening	Rationale
Corporate structure	Publicly traded companies headquartered in Canada or the US All peers are publicly traded; 92% Canada / 8% US	Our market for talent includes peer companies in Canada and the US
Industry	‘Gold’ or ‘Diversified Metals & Mining’ industries and focused primarily on gold mining All peers are within the mining industry: 75% Gold companies; 25% Diversified Metals & Mining companies	We typically source and lose talent from within the mining industry, and our gold mining peers face the same market environment and volatility challenges
Size	Similar in size to Yamana by revenue, market capitalization, assets and gold production Across the various measures, Yamana is positioned around the median of the peer group	We position target compensation at the median to be competitive with the market
Type of business

Similar in organizational complexity and international scope according to the number, life cycle and location of operating mines and exploration projects
All peers have complex operations with international mine sites (operating and / or exploration projects) outside North America

We benchmark executive compensation to roles with similar scope of complexity and responsibility

Compensation peer group

The committee applied the selection criteria for 2017, which resulted in the 2017 compensation peer group consisting of the following 12 mining industry peers, unchanged since 2015:

Agnico-Eagle Mines Limited	Eldorado Gold Corporation	IAMGOLD Corporation	New Gold, Inc.
Barrick Gold Corporation	First Quantum Minerals Ltd.	Kinross Gold Corporation	Newmont Mining Corporation
Centerra Gold Inc.	Goldcorp Inc.	Lundin Mining Corporation	Teck Resources Limited

The table below compares Yamana’s size relative to the peer group on four criteria. All financial information was collected from S&P Capital IQ.

Percentile	Revenue (last fiscal year) ($M)	Market capitalization (three month average) ($M)	Assets (last fiscal year) ($M)	Gold production (last fiscal year) (000 ounces)	Total production (last fiscal year) (000 ounces)
75th percentile	$4,404	$14,863	$21,639	2,624	3,118
50th percentile	$2,773	$8,427	$8,011	706	1,821
25th percentile	$1,173	$3,136	$4,603	284	774
Yamana	$1,804	$3,207	$8,763	1,199	1,581

ELEMENTS OF EXECUTIVE COMPENSATION AND DECISIONS FOR 2017

Element				Objective and design features	Term / vesting	Form
Total direct compensation
FIXED	SHORT-TERM	Base salary

Basis for attracting talent and remaining competitive. Rewards individual experience, responsibilities and past performance

•   Established at the beginning of the year based on compensation survey data from the previous year

•   Used to determine other elements of compensation and benefits

					One year	Cash
AT RISK		Short-term ncentive

Rewards achievement of specific annual goals and aligns performance with corporate strategy

•   Corporate performance (70% weight):
Operational (25%), Financial (25%), Exploration (15%), HSEC (15%), Business Development (20%)

•   Individual performance (30% weight): Vary by role

•   + / - 15% of score based on informed judgment of the board

•   Not paid if performance results are below threshold

•   Awards are capped at 200% of the executive’s target award

					One year	Cash
	LONG-TERM	Performance share units (PSUs)	At least 50% of LTI

Align the interests of executives and shareholders and reward achievement of sustained long-term performance

•   Performance factor based on our three-year TSR compared to the S&P/TSX Global Gold Index

•   Payout ranges from 0% to 200% of target

					Three years Vesting contingent on performance at the end of the three-year performance period	Cash
		Restricted share units (RSUs)	Up to 50% of LTI	Incentivize long-term performance and promote retention of executives • RSUs vest based on time and are exchanged for Yamana common shares on vesting	Up to five years as determined by the board One-third vest each year over three years	Equity
Stock options

Provide executives with greater leverage for outperformance and align compensation with the creation of shareholder value

•   Options give the holder the right to buy Yamana common shares at a pre-determined price in the future

					Seven years One-third vest on the first, second and third anniversary of the grant	Equity
Deferred share units (DSUs) (CEO only)

Align the interests of executives with our long-term performance, since units are held until the participant leaves the company

•   DSUs are notional shares that have the same value as our common shares. The board can use informed judgment to grant DSUs to the Chairman and CEO as part of his long-term incentive awards

					Vest immediately, hold until termination of employment	Cash

Indirect compensation

Pension and perquisites • Executive defined contribution pension plan • Supplementary life, medical, dental and disability insurance • Taxable cash allowance for specific perquisites	Designed to be competitive overall with equivalent positions, to promote greater executive satisfaction, and to manage program and administrative costs • Awarded based on the executive’s position and relative to our peers	—	—

Base salary

2017 salaries for Peter Marrone, Daniel Racine and Greg McKnight reflect a moderate increase of 2%. The increases for Jason LeBlanc and Yohann Bouchard are a result of their promotions to Senior Vice Presidents.

The committee benchmarked the executive salaries to the market, and validated its findings and recommendations for salary adjustments with its external compensation consultant (see page 32).

	2016 base salary ($)	2017 base salary ($)
Peter Marrone	1,476,600	1,506,132
Jason LeBlanc	250,000	331,500
Daniel Racine	450,000	459,000
Greg McKnight	450,000	459,000
Yohann Bouchard	209,295	350,000
Charles Main	451,217	75,203

See the summary compensation table on page 60 for details.

Short-term incentive awards

Short-term incentive awards are based on an assessment of corporate and individual performance, within a range of 0% to 200% of a named executive’s target award, calculated as a percentage of base salary.

The following formula is used to calculate each executive’s short-term incentive award:

Calculating the performance score for 2017

At the beginning of the year, corporate and individual performance measures and targets are set, and these support our corporate strategy. At the end of the year, performance is assessed against those measures and targets to calculate the performance multiplier, as described below. The board approves the final corporate score.

2017 corporate score

Corporate performance is measured across five categories. Specific measures within each category are expected to be generally the same from year to year, although the business and corporate development measures will change depending on our annual business objectives. Threshold, target, stretch and maximum levels of performance are defined for the various measures at the start of the year as part of the annual budget process.

2017 corporate performance was evaluated for each of the performance categories and measures, by reviewing actual results within a pre-defined performance scale. Target and actual results reflect our consolidated operations.

The 2017 corporate performance score was calculated at 146.4%, based on the achievement of specific goals in five key areas: operational, financial, exploration, HSEC and business development.

After an additional review of company performance, market conditions and share price performance, the committee and board chose not to adjust the score because they felt the calculated score appropriately reflected 2017 performance.

Performance scale

Each performance measure was reviewed within a performance scale, ranging from 0% for below threshold performance, up to 200% for maximum performance.

See page 43 for a discussion of this year’s performance measures and results.

Performance scale (% of target)

200	maximum
150	stretch
100	at target
50	threshold
0	below threshold

2017 scorecard

The table below summarizes the weighted categories and measures to evaluate performance for 2017.

	Measure	Weight	Description	Rationale
Operational	Gold production	15%	Total ounces of gold produced

Meeting production targets is our baseline to achieving our financial performance and demonstrates strength in our planning/execution cycle.

Weightings were adjusted based on proportional expected revenue generation by each metal.

25% weight	Silver production	5%	Total ounces of silver produced
	Copper production	5%	Total pounds of copper produced
Financial	Cash flow	12.50%	Total cash flow from operations before net working capital changes

The ability to produce strong operating cash flow throughout the commodity price cycle ensures the sustainability of our business model and further guarantees that capital is consistently available to reinvest in the business and return to shareholders. Cash flow will be impacted by changes in metal prices, which are outside of our control.

25% weight			Total cash flow from operations after net working capital changes and sustaining capital

			Total cash flow from operations after net working capital changes and sustaining capital, interest and dividend payments

	Co-product all-in sustaining cash costs	6.25%	Co-product all-in sustaining cash costs from continuing operations per ounce of gold, excluding hedges

We believe that co-product all-in sustaining cash costs represent the primary metric defining the company’s efficiency and ability to adjust to changing commodity prices. Maintaining a low all-in sustaining cost structure and adjusting costs to market conditions to maintain positive margins will drive shareholder value.

	Balance sheet improvement	6.25%	Balance sheet improvement	A strong balance sheet will allow us to pursue corporate objectives and strategic interests more freely.

Exploration 15% weight	Exploration indicators	15%

2017 indicators:

•      mineral reserve replacement of gold, silver, and copper

•      number of mines replacing ounces

•      increase in mineral resources

•      comparison of mine life index.

Mineral reserve and resource replacement and growth target is as of December 31 for all operations except Brio Gold.

We believe that it is important to measure mineral reserve and resource replacement and growth globally and on a mine-by-mine basis.

We recognize that not all gold ounces have equal rating: the discovery and conversion of new ounces at producing mines may have more bearing than mineral reserves and resources elsewhere. The board will consider:

•      the quality of the ounces

•      where the ounces occur in relation to where they have been depleted

•      whether the ounces are associated with any business development opportunities like a potential acquisition or sale of assets.

Life of mine index compares the year over year annual average company-wide life of mine based on proven and probable reserves.

Mineral reserve and resource replacement and mineral reserve growth are key to maintaining and improving shareholder value. Mineral reserve replacement is an annual goal that is measured by the development of new resources that are evaluated for mineral reserve classification. It is common that mineral reserve growth may occur at one or several mines in one year and at other mines in subsequent years due to available new resources to convert, development plans and capital deployment decisions. As such, mineral reserve replacement on a corporate reporting scale is a notable achievement, and growth beyond that is aptly considered a stretch goal.

Health, safety, environment, community (HSEC)	Health and safety	10%

Total recordable injury frequency rate (includes loss time, modified duty and medical aid incidents). A fatality based on an industrial event at the mine, plant or otherwise related to operations would automatically score a zero on this measure. Factors that are outside the control of the company and not related to operations would not be considered.

Our vision of zero significant incidents to our people and the environment and enhancing our social license is measured through our management systems and HSEC performance.

We will move towards more leading performance indicators that are more proactive in nature than lagging indicators as we reinforce our HSEC Vision of One Team, One Goal: Zero.

15% weight	HSEC leading performance indicators	5%

Well-implemented HSEC systems will reduce risk and improve our HSEC performance. We include the performance of our contractors in assessing our overall health and safety performance.

Performance is based on the number of HESC leading indicators:

2017 indicators:

1.  Maintain OHSAS 18001 certification

2.  Complete audit action plan OHSAS 18001

3.  High potential incident reporting

4.  No level 4 or higher environmental incidents, defined as incidents that extend beyond site boundary, require informing the public, would take longer than one year to remediate

5.  Maintain ISO 14001 certification

6.  Complete audit action plan ISO 14001

7.  No level 4 or higher community incidents, defined as incidents that threaten our social license, cause severe community reaction, require support from a third party

Business and corporate development	Strategic initiatives	10%	Demonstrate value accretion	Business and corporate development initiatives support the corporate strategy for 2017.
20% weight		10%	Technical services

The following pages summarize the calculation of our corporate performance for 2017, which resulted in a total score of 146.4%.

Target and actual results reflect our consolidated operations.

	Operational (25%)	Financial (25%)	Exploration (15%)	Health, safety, environment and community (15%)	Business corporate development (20%)	Total (100%)
Score	37.5%	32.5%	15.0%	21.4%	40.0%	146.4%

	Threshold	Target	Stretch	Maximum
	50%	100%	150%	200%	Result	Achievement		Weight		Score
Operational (25% weight)										37.5%
Gold production (000 ounces)	912	960	979	1,008	977	145.4%	x	15.00%	=	21.8%
Silver production (000 ounces)	4,729	4,978	5,077	5,227	5,005	113.5%	x	5.00%	=	5.7%
Copper production (000 pounds)	114,964	121,015	123,436	127,066	127,334	200.0%	x	5.00%	=	10.0%

We exceeded total production targets in 2017 for all metals and achieved this at production costs for gold, silver, and copper that were either within or better than guided ranges for the full year. This included a notable 10% increase in copper production from 2016. There were significant production increases at Jacobina that were in excess of budget and throughput. At Chapada, we achieved a record for tonnes processed with higher tracking of gold and copper grades, exceeding operational expectations for copper production.

As part of ongoing analysis, the relative weighting of gold, silver and copper production will be evaluated in future years to ensure that production of various metals is reflective of their contributions to the company.

Financial (25% weight)										32.5%
Cash flows ($000s):						200.0%	x	12.50%	=	25.0%
From operations before net change in working capital[1]	495,316	521,386	534,420	547,455	537,944	163.5%
from operations after sustaining capital[1]	259,058	272,692	279,510	286,327	327,123	499.2%
from operations after sustaining capital, interest and dividends[1]	167,813	176,645	181,061	185,477	210,997	488.9%
Co-product all-in sustaining cash costs[1] ($ per gold ounce)	942	897	875	852	888	120.3%	x	6.25%	=	7.5%
Balance sheet improvement of $300M over two years	75,000	150,000	225,000	300,000	0	0.0%	x	6.25%	=	0.0%

1 Non-GAAP measures. See page 93 for more information.

Cash flow is viewed from a number of different perspectives, and we take various approaches in our assessment of financial performance related to cash flow. While comparing cash flows to target, the comparison is impacted by the assumed metal prices included in the target calculation versus the actual realized prices, which will differ in the comparison. While cash flows are impacted by metal prices, co-product all-in sustaining costs (AISC) is a measure that is more within our control as it is not impacted by metal prices. All-in sustaining cost metrics reflect our ability to maintain a low cost structure and the flexibility to adjust to market conditions, resulting in a positive margin to drive shareholder value. Increases in cash flows reflect improvements made across the portfolio to reduce costs as part of a focus on margin expansion. Cash flow increases have been supplemented by various monetization initiatives to further strengthen our financial position.

We are at stretch rating for cash flow from operating activities before net change in working capital, but achieved well above the maximum for two of the three metrics, resulting in an awarded score of 25%. Cash flow was adjusted to remove cash flow contribution of Brio Gold of $42.8 million and the outflow impact of the payments associated with the Brazilian tax matters and other contingencies of $82.7 million. However, the cash outflow impact of the long-term stockpile buildup at Chapada of $46 million was included in the calculation of operating cash flow after sustaining capital, despite its accounting classification as an investing cash outflow.

Overall, 2017 AISC for all metals was within or below the guided ranges for the full year and exceeded the STI targets, resulting in the final results being above our performance threshold.

We continue to pursue net debt reduction to further strengthen and sustain a robust financial position, sourced from operating cash flows and from monetization initiatives pursued in line with the previously stated objective of debt reduction. We continued our monetization efforts by evaluating alternatives to maximize the value of Canadian exploration properties and Brio Gold. During the year, we entered into an agreement to sell certain jointly owned exploration properties, including the Kirkland Lake and Hammond Reef properties for cash proceeds to Yamana of $162.5 million. The transaction is expected to close in early 2018. We also completed two private placement offerings for our holding of Brio Gold, and received $71.5 million in cash proceeds as a result. Due to the timing of closure of some of the transactions, we did not meet our balance sheet improvement targets for 2017.

Exploration (15% weight)										15%
Exploration indicators						100.0%	x	15%	=	15.0%
Gold (000 ounces)	908	956	980	1,004	789	0.0%
Silver (000 ounces)	4,750	5,000	5,125	5,250	6,980	200%
Copper (000 pounds)	118,750	125,000	128,125	131,250	150,000	200%
Number of mines replacing ounces	25% of mines	50% of mines	75% of mines	100% of mines	4 out 6 mines (67%)	134%
Increase in mineral resources (000 ounces)	15,895	16,732	17,150	17,569	17,352	174.1%
Comparison of mine life index (years)	12	13	14	15	13	100%

The board took several factors into consideration in assessing performance for exploration, including both quantity of mineral reserve and resource replacement as well as the quality of those ounces. The board concluded that, overall, a performance score at target was an accurate representation of total inventory.

The board took into consideration that the secured number of ounces of mineral reserves and mineral resources drilled in 2017 would have included approximately 225,000 ounces classified as reserves at the end of the year (affected by timing of an internal cut-off date for mineral reserve and resource estimates). Some discretion was also applied to the assessment for individual mines, based on their location, grade, life of mine and the degree of difficulty to extract, because not all mineral reserves are equal in value.

For El Peñon, an allowance was made to reflect the revision of mine plans, showing a slight increase as well as a replacement of depletion by adding 39,000 ounces to the internal reserve figures at the end of 2017. The mine plan at El Peñon was overhauled in February 2017, applying changes in how mineral reserves and mineral resources are calculated to reflect the nature of the current mine with narrower vein structures and minimum economic criteria applied to all mineral resources. Considering the new internal reserve and resource model, mineral resources were actually increased by end of 2017, in addition to replacing depletion.

As noted, depletion of mineral reserves at El Peñon was due to mine depletion and, more importantly, to the use of more stringent criteria for incremental ore and mineral reserves categorization in light of the current configuration of the vein mineralization, which is expected to continue to improve the reliability of mine plans. We also achieved significant exploration successes at Canadian Malartic, Gualcamayo, Jacobina and Minera Florida, and going forward, the board will consider mineral reserves on an asset-by-asset basis in addition to combined performance.

While additional proven and probable mineral reserves were not achieved at Monument Bay, significant efforts were made to convert to proven and probable mineral reserves in the near term, including completing a preliminary scoping study and minor drilling. The drill program successfully cut several mineralized zones down plunge while the scoping study indicated a potentially economic combined open pit and underground mining scenario.

In 2017, four out of six mines met or exceeded their respective mineral reserve replacement targets. In particular, Minera Florida replaced its mineral reserves and since it had a comparably shorter mine life, these ounces were significantly more meaningful.

There was an increase at Chapada of approximately one million ounces in measured and indicated mineral resources with a high probability of conversion to proven and probable mineral reserves. Copper reserves at Chapada increased from 3.248 billion to 3.471 billion pounds (507,000 gold equivalent ounces), representing a significant overall improvement over depletion in 2017.

The board also took into account that a decision was made to approve capital expenditure for a ramp at Canadian Malartic, where there was an increase in inferred mineral resources from new areas that were not part of existing mine plans. Exploration added 2.3 million ounces to inferred resources with high probability to convert to proven and probable mineral reserves.

The total mineral reserve replacement for gold was 1,013 thousand ounces, which is higher when calculated on a gold equivalent ounce basis. With copper mineral reserve additions, this amount increases to 1,367 thousand. The number increases again to 1,452 thousand ounces when considering silver additions. These additions are directly attributed to the exploration and infill drill programs before adjustments are made by the mines.

The average reserve index remains at approximately 13 years from 2016 to 2017, reflecting the life of mine based on proven and probable reserves, which has not changed.

Health, safety, environment and community (HSEC) (15% weight)										21.4%
Health and Safety	0.84	0.76	0.74	0.71	0.75	114.3%	x	10.00%	=	11.4%
Total recordable injury frequency rate reduction (%)
HSEC performance
Achievement of HSEC indicators	100% of four indicators	100% of five indicators	100% of six indicators	100% of seven indicators	Seven indicators	200.0%	x	5.00%	=	10.0%

Overall total recordable injury frequency rate has reduced due to improved performance at Chapada, Minera Florida and Gualcamayo. All HSEC leading performance indicators were achieved for 2017.

Business and corporate development (20% weight)					40.0%
Demonstrate value accretion	A core objective is to continue to rationalize our portfolio and strategically identify opportunities to advance and monetize several non-core assets, which include:	200.0%	x	10.00%	20.0%
	1. Brio Gold share position — higher impact
	2. Advance liquidity of remaining Brio Gold share position — medium impact
	3. Kirkland Lake portfolio (CostCo) — higher impact
	4. Agua Rica and Agua de la Falda — medium impact
	5. Gualcamayo — medium impact
	6. Others, including: Suyai, La Pepa, Jeronimo, Don Sixto — lower impact

Technical services (Project)	To advance the Cerro Moro project according to specific milestones, on schedule and on budget and with mechanical completion by end of year. Target performance is set at budget, stretch performance is 2.5% below target, maximum performance is 5% below target, and threshold performance is 5% above target.	200.0%	x	10.00%	20.0%

Achieved corporate and business development strategy objectives to reposition the company for operational performance.

Business development projects have been advanced as follows:

1.      Sold a portion of our Brio position (net proceeds of $14.8 million for six million shares in the first quarter of 2017 and an additional of $56.7 million for 27 million shares in the second quarter).

2.      Sold the Kirkland Lake portfolio properties to Agnico Eagle for proceeds of $161.5 million.

3.      Significant achievements on technical studies for Agua Rica, including expected underground approaches in Agua Rica. Initiated a sales process for Agua Rica and have to date received a number of indications of interest.

4.      Initiated a sales process for Gualcamayo. Indications of interest are expected.

5.      Active discussions are underway for the possible sale of both Agua de la Falda and La Pepa.

Cerro Moro achieved mechanical completion of the key process plant areas at the end of the year as planned, and remains on schedule for completion. The actual expenditure for 2017 was $170.7 million compared to a budget of $178.7 million (4.5% below budget).

Overall score (out of 100)	146.4%

You can find more details about our performance in our management’s discussion and analysis (MD&A) on our website (www.yamana.com). Some of our measures are not calculated according to generally accepted accounting principles (GAAP). See page 93 for details.

Performance is considered on a per share measure

We consider performance under our short-term incentive plan on a per share measure. Our share count was unchanged in 2017 (other than very modest changes based on approved share compensation), so our per share performance and aggregate performance are the same. Information is presented in aggregate rather than per share in the scorecard for the short-term incentive plan for comparison purposes to the prior year although the measure was considered, and will be considered, per share. There may be occasions in certain circumstances in which per share measures will not accurately reflect performance. An example would be an acquisition of a pre-production asset for shares, which would increase the share count but decrease cash flows per share. In those situations, the per share measure will be taken into account, but some consideration will be given to the aggregate. Mostly, per share measuring is used in production, cash flows and mineral reserves.

2017 individual performance

We assess performance against quantitative and qualitative goals set for each individual at the beginning of each year. Goals are designed to support our strategy and help assess the executive’s individual performance in their role.

The compensation committee assesses the CEO’s performance and recommends an individual score to the board for approval. The CEO assesses the performance of the other named executives and recommends the individual scores to the compensation committee for review and approval. The board assesses the named executive’s contribution to the corporate scorecard and assesses the executive’s performance against their individual responsibilities. It then uses its informed judgment to assign an individual performance score. The target is 100%, but individual scores can range from 0% to 200%.

For 2017, the board considered the achievements of each named executive in the context of the 2017 scorecard in relation to items within their control, their individual accountabilities and their individual goals. Items such as balance sheet improvements, which were meaningfully advanced early in the year with transactions concluding through to 2018, were driven primarily by the CEO and CFO. Operational successes regarding production and costs were under the leadership of the CEO and COO. The CEO was also the driving force behind the improvements to management within the established management construct. In corporate development, while performance exceeded targets, outcomes for some deliverables remain in progress into 2018. Some items in the scorecard such as exploration, were not in the direct control of the named executives listed. These items may have pulled down the corporate scorecard results but would have less impact on the individual named executive performance results.

The table below summarizes the individual achievements of each named executive and their individual performance score, used to determine 30% of the short-term incentive award for 2017.

Achievements in 2017	Score (%)
Peter Marrone

•                  Provided leadership in ensuring an overall strategy of strong mine diversity, lower geopolitical risk, favourable cost position, multi-metal exposure and good liquidity.

•                  Improved the positive trend in net free cash flow generation from $211.2 million in 2016 to 251.6 million in 2017, demonstrating ongoing ability to generate cash for discretionary purposes.

•                  Overall, 2017 all-in sustaining cost performance for all metals was within or below the guided ranges for the full year and exceeded targets.

•                  Led the continued pursuit to reduce net debt and further strengthen and sustain a robust financial position, sourced from operating cash flows and from monetization initiatives pursued in line with the previously stated objective of debt reduction, including monetization initiatives including Brio Gold, as well as the agreement to sell specific, jointly owned exploration properties of the Canadian Malartic Corporation, including Kirkland Lake and Hammond Reef properties, in consideration of cash proceeds to Yamana.

•                  Reinforced the enterprise wide HSEC Vision of One Team, One Goal: Zero with continued refinement of standards and protocols relating to health and safety, with particular emphasis on training both employees and contractor employees. 2017 Total Recordable Injury Frequency metric result was above target, achieving 10% reduction in total recordable injuries.

•                  Efforts undertaken at the Cerro Moro project progressed according to schedule and on budget with completion of the mechanical discipline in the process facility. Remains on track for completion.

•                  Provided leadership in improving management talent and alignment to key performance indicators within the established management construct.

186% Exceeds expectations
Jason LeBlanc

•                  Ensured we maintained a strong balance sheet and liquidity position to execute on our business plan, particularly the construction of Cerro Moro, and including improving cash balances through the sale of Brio Gold and Premier Gold securities.

•                  Led a successful public bond offering of $300 million at oversubscribed levels and favourable all-in rates, reducing refinancing risk and improving financial flexibility.

•                  Oversaw continued reductions in general and administrative expenses.

•                  Led the structuring and credit approval process for Copper advance payment transaction in the second half of 2017.

•                  Successfully transitioned into CFO role; provided leadership and continued development of finance team and protocols.

161% Exceeds expectations

Daniel Racine

•                  Oversaw significant production improvements across the portfolio. Production exceeded expectations and was achieved at costs for gold, silver, and copper that were either within or better than guided ranges for the full year.

•                  Significant production increases at Jacobina that exceeded budget and throughput, which better positioned the operation for future growth.

•                  Record for tonnes processed at Chapada with increased gold and copper grades.

•                  Successfully delivered on the optimized plan for the operation at El Peñon, exceeding targets despite variations in exchange rates.

•                  Streamlined operational structure by eliminating a management layer and consolidating all senior operations leadership to be centrally located in Toronto.

188% Exceeds expectations
Greg McKnight

•                  Successfully facilitated continued M&A discussions in relation to the sale of Brio Gold share position.

•                  Effectively supported the successful completion of the sale of the Kirkland Lake portfolio properties to Agnico Eagle for proceeds of $161.5 million.

•                  Moved forward a strategic initiative to encourage investing in Agua Rica, including significant achievements on technical studies for Agua Rica, including expected underground approaches in Agua Rica (in progress).

116% Between meets and exceeds expectations
Yohann Bouchard

•                  Portfolio produced 27,879 ounces of gold and 11.8 million pounds of copper above budget with costs in line with or better than guidance. Year over year, gold production increased by 52,000 ounces and copper production increased by 11.8 million pounds.

•                  Processing and metallurgical improvements at Chapada lead to a significant increase of recovery and processing rate. In addition, there was a significant increase in processing rate at Jacobina, which contributed to higher gold production.

•                  The operations, under Mr. Bouchard’s oversight, had excellent safety performance and effectively mitigated environmental and community concerns with the assistance of the HSEC corporate team.

•                  Significant exploration gains under the guidance of the exploration teams in Brazil at Chapada and Jacobina.

182% Exceeds expectations

2017 short-term incentive awards

Short-term incentive awards were determined based on the corporate performance score (see page 40) and individual performance scores (see page 44).

The board assessed the named executive’s contribution to the corporate scorecard and looked at the executive’s individual performance against quantitative and qualitative goals that were set at the beginning of the year. It then used its informed judgment to assign the individual performance scores in the table below. The target is 100%, but the individual scores can range from 0% to 200%. This year’s individual performance scores were between 116% and 188%.

For the CEO, the board took into account the significant management changes and their successes in 2017, as well as the substantial advancements made on Agua Rica, Suyai and advances taken to improve the balance sheet. Mr. Marrone’s calculated short-term incentive award was $2,982,141 (158% of his target, which equalled 198% of his salary). However, following a comprehensive review of company performance, and TSR over the past three years in particular, Mr. Marrone elected to receive, and the board approved an actual short-term incentive award of $2,128,000: $1,628,000 in cash and the remaining $500,000 in RSUs. This award value reduced his actual total cash compensation.

	Base salary ($)	x	Incentive target (% of base salary)	x	Corporate score (see page 43)		+	Individual score (see page 47)	=	Total Score	Calculated award value ($)	=	Actual award value ($)
Peter Marrone	1,506,132		125%		146.4 x 70%	102.5		186 x 30%	56	158	2,982,141		2,128,000
Jason LeBlanc	331,500		100%		146.4 x 70%	102.5		161 x 30%	48	151	500,035		500,000
Daniel Racine	459,000		100%		146.4 x 70%	102.5		188 x 30%	57	159	729,948		730,000
Greg McKnight	459,000		100%		146.4 x 70%	102.5		116 x 30%	35	137	629,978		630,000
Yohann Bouchard	350,000		100%		146.4 x 70%	102.5		182 x 30%	55	157	549,990		550,000

Long-term incentive awards

Target grant values are defined for each named executive (expressed as a percentage of base salary), with reference to the market median of our industry peer group for expected levels of performance.

Each year, grant values may be adjusted within a range of 50% to 150% of target based on four categories of leading performance indicators that are critical to our sustained long-term success: Financial, Operational, People and Growth.

We expect these categories to remain consistent each year, but the specific goals and achievements in each category may change based on our priorities and as our corporate strategy evolves.

We use the following formula to determine the value of each executive’s long-term incentive grant. Historically the board has not considered the value of outstanding awards when setting the value for new grants:

2017 suite of leading performance indicators

Cash flow returns on invested capital and internal rates of return
Generation of cash flow, free cash flow and efforts towards improvements in cash flow and free cash flow
Material improvements to balance sheet
Financial
Reputation and license to operate
Community, safety and sustainability
Reliability of planning and operations
Optimizations and improvements to operations
Balance between production and costs
Mitigation of risk
Operational
Refinement of organizational structure
Succession planning for key roles
Unplanned/voluntary turnover
Retention and attraction of talent
People
Mine site development / exploration
Future extension of mineral reserve life and ounces of measured and indicated mineral resources and inferred mineral resources.
Progress of capital projects (milestone achievements)
Execution of the longer-term business strategy
Growth
Other Considerations: commodity price environment, Yamana share price, total shareholder return

Determining the awards

The board set the grant value of long-term incentives at 100% of target, citing the following achievements, all of which are expected to increase shareholder value over a longer-term horizon:

•      Continued improvements to net debt from positive operating cash flow generation and from monetization initiatives to enhance financial flexibility and focus on longer-term cash flow growth.

•      Advanced Cerro Moro according to plan and budget and positioned it to begin operations on schedule. In 2018 Cerro Moro is expected to add high quality production and a step change in cash flow generation.

•      Delivered significant new exploration successes that will have longer-term impacts on value creation: the discovery of a high-grade vein at Cerro Moro, ongoing mineral resource expansion at Canadian Malartic and the replacement of production at Chapada, El Peñon, Jacobina and Minera Florida.

•      Initiated a program of strategic evaluation of the portfolio and monetization initiatives to position us for growth.

•      Advanced several plans for longer-term pipeline and production including Chapada and Monument Bay.

•      Refined health and safety standards and protocols and operationalized the enterprise wide HSEC vision of One Team, One Goal: Zero.

Financial — An important long-term objective continues to be the maximization of cash return on invested capital and the improvement of overall financial performance.	Operational — Our objective continues to be to mine effectively, profitably, and safely.

•                  Continued positive trend in net free cash flow generation from $211.2 million in 2016 to 251.6 million in 2017, demonstrating ongoing ability to generate cash for discretionary purposes.

•                  All-in sustaining cost metrics reflect our ability to maintain a low cost structure and the flexibility to adjust to market conditions, resulting in a positive margin to drive shareholder value. Overall, 2017 AISC for all metals was within or below the guided ranges for the full year and exceeded targets.

•                  Maximization of cash based returns on invested capital, both on producing and non-producing assets. We consider a spectrum of cash return on invested capital metrics in assessing our performance.

•                  Within our producing portfolio, our focus remains on the growth of mineral reserves and mineral resources resulting in mine life extensions. Similarly, throughput increases, grade and recovery improvements and cost reductions are expected to improve returns on invested capital.

•                  We generated strong cash returns on invested capital during the year and are positioned for improvements to these metrics in the coming years with the startup of Cerro Moro in 2018.

•                  We realized value from our non-producing assets during the year as we focused on lowering the non-producing portion of our portfolio by advancing the technical understanding and merits of Agua Rica and Suyai to move them to cash contribution or to monetize all or a portion of these projects, to drive returns.

•                  We continue to pursue net debt reduction to further strengthen and sustain a robust financial position, sourced from operating cash flows and from monetization initiatives pursued in line with the previously stated objective of debt reduction.

•                  Our operations and reputation remained strong in operating regions and efforts to improve plant reliability, mining methods, contractor engagement, waste management and tailings management continued. We also saw improvement in the mine plans to create consistency, reliability and predictability of production:

–   Exceeded guidance on total production and achieved this at production costs for gold, silver, and copper that were either within or better than guided ranges for the full year.

–   Increased our proportion of minable reserves under total production, lowering risk as more of our production is from minable reserves.

–   Significant production increases at Jacobina in excess of budget and throughput that better positioned Yamana for future success.

–   Achieved record tonnes processed with gold and copper grades tracking higher at Chapada.

–   El Peñon successfully delivered on the optimized plan for the operation, exceeding targets despite foreign exhange variations. The site also increased the inventory of reserves to preserve the mine life.

–   Gualcamayo met its targets in production and came below the targeted costs despite local inflationary pressures. The site rightsized the operation based on the inventory of resources available, while deploying a district exploration effort and delivering on a plan to monetize the asset.

–   Minera Florida transformed the operation by focusing on higher-grade ore feed, higher recoveries and realizing value from the claims acquired in 2016. The rightsizing effort showed good progress in 2017 and the strategic plan is on track with exploration and development into new recently discovered zones.

•                  Continued to refine standards and protocols relating to health and safety, with particular emphasis on training both employees and contractor employees.

•                  Continued to successfully develop strong community relations, effectively manage our social license to operate and build our reputation as a responsible corporate citizen.

People — We strive to ensure we possess high quality leadership in each critical function, working together in an integrated and effective way.	Growth — Our objective is to maximize quality growth of production for the purpose of significant increases in cash flow.

•                  Improved management talent and alignment to key performance indicators within the established management construct.

•                  Completed succession planning of all executive leadership operational, technical services and exploration roles, including the pool of non-executives across the organization, to identify existing strengths and gaps in our workforce, and to promote internal succession.

•                Completed organizational structure improvements in local country administration management roles with a focus on improved efficiency and reduced G&A expenses to support in-country mining operations.

•                  Successfully transitioned the CFO position, achieved through internal succession and promotion reflecting management’s bench strength.

•                  Established an executive COO position in Toronto, achieved through internal promotion, streamlined structure with the elimination of a vice president level, and consolidated all senior operations leadership to be centrally located in Toronto.

•                  Successfully executed the transition plan for the SVP, Enterprise Strategy and SVP, Exploration positions, also achieved through internal succession and promotion to ensure uninterrupted business performance for the exploration portfolio.

•                  Hired a Senior Vice President of Investor Relations and Corporate Communications in Toronto to enhance performance through effective management of internal and external communications, investor relations and capital markets engagement to maximize the positive perception of Yamana and its business profile.

•                  Hired a new Vice President of Information Technology to lead a transformation of the organization’s IT strategy, including a focus and investment in value-add services, and shift to a single harmonized technology platform.

•                  Continued to invest in employees through training and development to enhance performance, and attract and retain high quality external hires, both of which are key to long-term success.

•                  Our efforts at Cerro Moro remain on schedule and on budget with completion of the mechanical discipline in the process facility. Underground and open pit mine development is now managed by Operations. Underground development progressed according to plan producing a high-grade stockpile of approximately 16,265 tonnes grading 27 g/t gold and 1,725 g/t silver. Open pit operations have commenced while development activities are underway at the high-grade Escondida Central pit.

•                  Increase in production at Jacobina for the fourth consecutive quarter, demonstrating the sustainability of the improved results. Productivity and costs gains afford the opportunity to source mineralization that is close to existing workings but outside the reserve block of material.

•                  Reserve replacement of gold ounces produced at Yamana mines exceeds production.

•                  Improvements of Chapada recoveries and throughput resulted in significant exploration potential with multiple new targets (Baru, Formiga and Sucupira) and significant optimization potential. There has been planned mining sequence to access higher-grade ore from Corpo Sul, driving increase in low-grade ore stockpile. The Suruca oxides project is now a potential broader Suruca Complex opportunity.

•                  Work in 2017 at Monument Bay included the completion of a preliminary scoping study and minor drilling. The drill program successfully cut several mineralized zones down plunge while the scoping study indicated a potentially economic combined open pit and underground mining scenario.

•                  Initiated a strategic review of Agua Rica which could ultimately lead to potential partnerships. We completed a conceptual study for a stand-alone development alternative that does not require any cooperation with or infrastructure from the neighboring Alumbrera mine.

•                  Advanced the water conservation and zero discharge project at Jacobina, and hired a specialized consultant to develop a site water balance and management plan to resolve immediate, medium and long-term water issues. Also developed HSEC plans for dormant assets in Argentina.

Other factors

In addition to the four categories of leading performance indicators, the board also recognized Yamana’s 2017 TSR performance of 4.72%, which is at the 46th percentile of Yamana’s disclosed peer group and the 57th percentile of the peer group disclosed by Institutional Shareholder Services in its 2017 report for Yamana.

2017 long-term incentive grant

Based on the performance results described above, the board approved long-term incentive grants for 2017 at 100% of each named executive’s target.

For Mr. Marrone, the calculated grant value was $3,388,797, equal to 100% of his 225% target (225% of salary). However, in considering company performance, in particular the decline in TSR over the past three years, Mr. Marrone elected, and the board agreed, not to receive any additional long-term incentive awards.

The table below shows the calculated 2017 long-term incentive grants awarded to the named executives for 2017 and the allocation to PSUs and RSUs.

							Mix of vehicles (% of total)
	Base salary ($)	Target grant (% of base salary)	Performance score	Calculated grant ($)	Actual grant ($)		PSUs	RSUs	Stock options	DSUs
Peter Marrone	1,506,132	225%	100%[1]	3,388,797	—	[2]	—	—	—	—
Jason LeBlanc	331,500	150%	100%	497,250	497,250		50%	50%	—	—
Daniel Racine	459,000	175%	100%	803,250	803,250		50%	50%	—	—
Greg McKnight	459,000	175%	100%	803,250	803,250		50%	50%	—	—
Yohann Bouchard	350,000	150%	100%	525,000	525,000		50%	50%	—	—

Notes

(1)         See page 54 for details about the CEO’s performance score.

(2)         In considering company performance, in particular TSR over the past three years, Mr. Marrone elected, and the board agreed not to grant any additional long-term incentive award.

2017 PSU awards

PSUs granted for 2017 will vest at the end of 2020, based on Yamana’s three-year cumulative total shareholder return compared to the S&P/TSX Global Gold Index.

Performance	Yamana’s cumulative three-year TSR vs. S&P/TSX Global Gold Index	Vesting (% of grant)
Below threshold	more than 25% points below index	0%
Threshold	25% points below index	50%
Target	matches index	100%
Maximum	50% points above index	200%

The number of units that vest will be determined using the scale in the table to the right. If performance is between threshold and maximum, vesting will be determined on a straight-line basis, between 0% and 200% of target. The amount includes any additional units issued as dividend equivalents for dividends paid on our common shares during the performance period.

The award will be paid out in cash, calculated by multiplying the number of units that vest by the volume-weighted average share price of Yamana common shares for the five trading days immediately before the last day of the performance period.

If our three-year TSR is negative, vesting is capped at target, regardless of our relative performance compared to the market index.

CHAIRMAN AND CEO COMPENSATION PROFILE

Peter Marrone founded Yamana in July 2003. He serves as Chairman and Chief Executive Officer and has more than 25 years of mining, business and capital markets experience.

2017 leadership and performance

In 2017, Mr. Marrone continued to position Yamana to execute on the long-term strategy of creating value for shareholders. Reflected by the results of the corporate scorecard (146.4% of target), 2017 was a strong year for business operations, with achievements in a number of areas, which include but are not limited to better delivery on Yamana’s long-term strategic plan of creating value for shareholders.

As part of these efforts, 2017 performance met or exceeded objectives across a number of key metrics and tactical priorities, which include but are not limited to the following:

•      meeting or exceeding full year guidance for gold, silver and copper production

•      delivering production of all metals at costs in line with or better than guidance

•      advancing Cerro Moro according to plan and positioning it to begin operations on schedule

•      continuing to enhance financial flexibility and protecting the balance sheet during the final phase of Cerro Moro development

•      rightsizing operations and the portfolio to optimize production and cash flow

•      delivering significant exploration success and mineral resource discovery at almost all mines and projects

•      initiating a program of strategic evaluation of the portfolio and certain monetization initiatives

•      improving the management construct and refreshing the board of directors.

2017 compensation decisions

Mr. Marrone’s calculated total compensation for 2017 was $8,719,721. This included a short-term incentive calculated award of $2,982,141, reflecting 158% of target and a target long-term incentive calculated award of $3,388,797 equivalent to 225% of his salary. However, in recognition of Yamana’s decline in three-year TSR performance, Mr. Marrone elected (and the board approved) to receive reduced short-term incentive and no additional long-term incentive awards, decreasing actual total compensation to $4,348,662.

Mr. Marrone received no further long-term incentive award. Several factors were considered, including the company’s share price and the low price environment to minimize the potential windfall gains arising from volatility in the mining industry. The board also noted that Mr. Marrone is well incentivized and his significant equity ownership in Yamana aligns with shareholder interests.

	Calculated		Actual
2017 total compensation	$8,719,721	2017 total compensation	$4,348,662
vs. 2016 calculated	6%	vs. 2016 actual	5%
vs. 2017 target	17%	vs. 2017 target	-42%
		vs. 2017 calculated	-50%

The table below compares the target and calculated total compensation to the actual value awarded to the Chairman and CEO for 2017:

		Target
Elements of compensation		($)	Mix %	Calculated	Actual
Base salary		1,506,132	20%	1,506,132	1,506,132
Short-term incentive	% of salary	125%	25%	198%	141%
	in cash ($)	1,882,665		2,982,141	1,628,000	[1]
	In RSUs ($)	—		—	500,000
Total short-term compensation		3,388,797	—	4,488,273	3,634,132
Long-term incentive	% of salary	225%	45%	225%	0%
	($)	3,388,797		3,388,797	0	[2]
Total direct compensation		6,777,594	—	7,877,070	3,634,132
Pension[3]		508,320	7%	673,241	545,120
All other compensation[4]		196,190	3%	169,410	169,410
Total compensation		7,482,103	—	8,719,721	4,348,662

Notes

(1)         Short-term incentive award equal to 158% of target, including a corporate score of 146.4% of target (70% weight) and 186% individual performance (30% weight). Mr. Marrone elected to receive a reduced award of $2,128,000.

(2)         Mr. Marrone received no further long-term incentive award.

(3)         Pension value includes 15% of base salary + actual short-term incentives.

(4)         Includes total value of perquisites provided. ‘Target’ value is the three-year average of actual disclosed values for 2014 to 2016.

Compensation look back

The table below compares the value of total direct compensation awarded to Mr. Marrone for each of the past five years to the realized and realizable value as at December 31, 2017.

Values can vary significantly from year to year based on changes in share price, when the equity-based incentives vest and outstanding stock option awards are exercised. Overall, the average value received by the Chairman and CEO is down 18% from the intended compensation value, as disclosed in prior circulars.

		Compensation realized and realizable as at December 31, 2017
Year	Total direct compensation awarded[1] ($)	Performance period	Dollar value[2] ($)	Difference (%)	TSR (%)
2013	9,609,612	5 years: Jan. 1, 2013 to Dec. 31, 2017	$5,855,216	-39	-75
2014	7,708,518	4 years: Jan. 1, 2014 to Dec. 31, 2017	$3,784,126	-51	-54
2015	3,213,083	3 years: Jan. 1, 2015 to Dec. 31, 2017	$3,108,441	-3	-12
2016	3,370,184	2 years: Jan. 1, 2016 to Dec. 31, 2017	$3,335,999	-1	+56
2017	3,634,131	1 year: Jan 1. 2017 to Dec 31, 2017	$3,634,132	0	-5
			Average (%)	-19	-18

Notes

(1)         Includes base salary + annual short-term incentive bonus + grant date fair value of option-based awards + grant date fair value of share-based awards disclosed in prior circulars.

(2)         Includes base salary received during the year (realized), annual short-term incentive bonus earned for the year (realized), value at vesting of share units (RSUs and PSUs) (realized), value of stock options exercised during the period (realized), fair value of share units outstanding (RSUs, PSUs and DSUs) (realizable), and value of outstanding stock options that are ‘in-the-money’ (realizable).

SHARE PERFORMANCE

Total shareholder return (TSR) represents the overall financial benefit generated for shareholders (change in share price + dividends received) and is considered an effective measure of how the market evaluates the overall performance of a company over a specific period of time.

Since inception in July 2003, Yamana has taken a long-term view of performance. During the 14-year period to the end of December 2017, a long-term shareholder has experienced a cumulative return of 263%, or 9.7% on an annualized basis, with significant market volatility over shorter-term periods.

As illustrated by the graph below, we have experienced several cycles of significant overperformance and shareholder return relative to our peers. The last few years have seen a decline consistent with the global gold industry. As we start a new cycle and take a longer-term view, we believe there is significant opportunity to increase shareholder value in the future through continued focus on safe and reliable production, higher operating margins, higher cash flows, and effective investment of capital.

14-year total shareholder return of 263% or

9.7% on a compound annual basis

The graph below shows the five-year return of $100 invested in Yamana common shares on December 31, 2012 compared to $100 invested in the S&P/TSX Composite Index and the S&P/TSX Global Gold Index and Yamana’s mining industry peer group, assuming reinvestment of dividends. It also compares our share performance to total direct compensation (base salary + short-term incentives + long-term incentives) disclosed for named executives in the summary compensation table for the relevant year.

Named executives

2012: Peter Marrone, Charles Main, Ludovico Costa, Darcy Marud, Greg McKnight

2013: Peter Marrone, Charles Main, Ludovico Costa, Greg McKnight, Sofia Tsakos

2014: Peter Marrone, Charles Main, Ludovico Costa, Greg McKnight, Sofia Tsakos

2015: Peter Marrone, Charles Main, Darcy Marud, Greg McKnight, Sofia Tsakos

2016: Peter Marrone, Charles Main, Daniel Racine, Darcy Marud, Greg McKnight

2017: Peter Marrone, Jason LeBlanc, Daniel Racine, Greg McKnight, Yohann Bouchard, Charles Main

Total compensation paid to our named executives has closely tracked our TSR performance over time:

•      decreasing proportionally in 2013, 2014 and 2015, consistent with our TSR trend and the global commodity price over this period of time. With efficient operations and a lower cost per ounce of gold produced, Yamana’s share price performance is generally more highly correlated to the gold commodity price compared to our industry peers

•      increasing slightly for 2016 and 2017, aligned with a modest increase in TSR in each year (49.44% in 2016 and 4.72% in 2017).

At December 31	2012	2013	2014	2015	2016	2017
S&P/TSX Composite Index	$100.00	$112.98	$124.90	$114.50	$138.64	$151.22
S&P/TSX Global Gold Index	$100.00	$52.57	$49.55	$44.53	$67.22	$68.13
Peer group average (see page 37 for details)	$100.00	$59.19	$55.72	$40.86	$68.79	$76.07
Yamana Gold Inc.	$100.00	$54.92	$28.65	$16.11	$24.07	$25.21
Total direct compensation for named executives (000s)	$28,523	$21,087	$17,957	$9,512	$11,556	$10,348

Pay for performance compared to our peers

The graph below shows how we rank against our mining industry peers when comparing the percentile ranking of the CEO’s three-year average total direct compensation and our annualized TSR for 2015 to 2017. Yamana clearly sits within the zone of alignment for pay and performance.

Notes:

Total direct compensation includes salary, the short-term incentive and long-term incentive awards for 2015 and 2016 as disclosed in the summary compensation table in the management proxy circulars of the various companies. 2016 data has been used as a proxy for 2017 compensation information that has not been publicly disclosed as of the date of this circular. CEO compensation is in Canadian dollars and, where applicable, has been converted from US dollars to Canadian dollars based on the exchange rate disclosed by each company, or the Bank of Canada average annual exchange rate, for the respective year.

Three-year TSR is from January 1, 2015 to December 31, 2017, based on 30-day average share prices for December 2014 for the starting share prices, and for December 2017 for the ending share prices.

Significant share ownership, interests directly aligned with shareholders

Mr. Marrone is a significant investor in Yamana and he continues to focus on our long-term success. As at February 14, 2018, Mr. Marrone held Yamana equity, including common shares, DSUs and RSUs, with a total market value of $13,455,856, and a book value of $33,879,362, which is equivalent to 22.5x his base salary. This significantly exceeds his minimum share ownership requirement of holding three times his base salary throughout his tenure.

Most of Mr. Marrone’s equity ownership is in DSUs, and the value is directly linked to the price of Yamana common shares. He cannot redeem the DSUs until he retires as Chairman and CEO or his employment is terminated.

The table below shows the details of Mr. Marrone’s equity ownership. Market value is based on Cdn$4.15, the closing price of Yamana common shares on the TSX on February 13, 2018 and converted to US dollars using the closing exchange rate on that day of Cdn$1.00 = $0.7937.

Number held			Market value			Total market value	Total book value
Common shares	DSUs	RSUs	Common shares	DSUs	RSUs	Common shares, DSUs and RSUs	Common shares, DSUs and RSUs	Share ownership requirement	Meets share ownership requirements / multiple of base salary
918,820	2,836,243	330,076	3,026,460	9,342,173	1,087,222	13,455,856	33,879,362	3x	yes / 22.5x

2017 COMPENSATION DETAILS

SUMMARY COMPENSATION TABLE

The table below shows the total compensation paid to our five named executives for the financial years ended
December 31, 2017, 2016 and 2015.

					Non-equity incentive plan compensation
Name and principal position	Year	Salary[1] ($)	Share-based awards[2] ($)	Option- based awards[3] ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compensation[4] ($)	Total compensation ($)
Peter Marrone	2017	1,506,132	500,000	—	1,628,000	—	545,120	169,410	4,348,661
Chairman and Chief Executive Officer	2016	1,476,600	390,000	—	1,503,585	—	447,028	318,271	4,135,483
	2015	1,476,600	1,026,923	—	709,560	—	327,924	118,194	3,659,202
Jason LeBlanc	2017	331,500	497,250	—	500,000	—	124,725	44,248	1,497,723
Senior Vice President, Finance and Chief Financial Officer	2016	250,000	450,000	—	407,000	—	37,500	31,329	1,175,829
	2015	171,867	75,000	48,308	152,420	—	20,412	18,801	446,057
Daniel Racine	2017	459,000	803,250	—	730,000	—	178,350	53,502	2,224,102
Executive Vice President and Chief Operating Officer	2016	450,000	760,000	—	610,965	—	159,145	51,428	2,031,538
	2015	216,750	246,308	73,869	388,000	—	90,713	29,763	1,045,402
Greg McKnight	2017	459,000	803,250	—	630,000	—	163,350	57,629	2,113,229
Executive Vice President, Business Development	2016	450,000	760,000	—	610,965	—	159,145	75,432	2,055,542
	2015	380,055	484,211	123,285	307,655	—	103,157	49,363	1,447,725
Yohann Bouchard,	2017	350,000	525,000	—	550,000	—	135,000	50,095	1,610,095
Senior Vice President, Operations	2016	209,295	450,000	—	450,000	—	29,309	22,873	1,161,477
	2015	152,420	152,420	—	154,420	—	20,412	16,879	496,551
Charles Main[5]	2017	75,203	—	—	—	—	11,280	16,307	102,791
Former Executive Vice President,	2016	451,217	600,000	—	400,000	—	127,683	54,751	1,633,651
Finance and Chief Financial Officer	2015	451,217	628,318	146,369	320,138	—	115,703	49,825	1,711,569

Notes

(1)       Salaries:

•        2017 salaries were moderately increased by 2% for Peter Marrone, Daniel Racine and Greg McKnight. Salaries for Jason LeBlanc and Yohann Bouchard were increased as a result of their promotions to Senior Vice President.

•        2016 salaries were increased for Daniel Racine and Greg McKnight as a result of their promotion to Executive Vice President.

(2)       Share-based awards:

2017

Mr. Marrone elected to receive a portion of his short-term incentive grant equal to $500,000 in RSUs. These were granted on January 19, 2018. The number of units awarded was calculated using Cdn$4.14, the closing price of Yamana common shares on the TSX on the last trading day before the grant, and converted to US dollars using the closing exchange rate of Cdn$1.00 = $0.8035 on January 18, 2018.

February 14, 2018 awards were granted in US dollars. The number of units awarded was calculated using Cdn$4.15, the closing price of Yamana common shares on the TSX on the last trading day before the grant, and converted to US dollars using the closing exchange rate of Cdn$1.00 = $0.7937 on February 13, 2018.

	January 19, 2018 (for entitlement in 2017)	February 14, 2018 (for entitlement in 2017)
	RSUs	PSUs	RSUs
Peter Marrone	150,314	—	—
Jason LeBlanc	—	75,486	75,486
Daniel Racine	—	121,939	121,939

Greg McKnight	—	121,939	121,939
Yohann Bouchard	—	79,699	79,699
Charles Main	—	—	—

2016

Awards were granted in US dollars. The number of units awarded was calculated using Cdn$4.47, the closing price of Yamana common shares on the TSX on the last trading day before the grant, and converted to US dollars using the closing exchange rate of Cdn$1.00 = $0.7651 on February 14, 2017.

	February 15, 2017 (for entitlement in 2016)
	PSUs	RSUs
Peter Marrone	57,021	57,022
Jason LeBlanc	65,794	65,794
Daniel Racine	111,118	111,118
Greg McKnight	111,118	111,118
Yohann Bouchard	65,794	65,794
Charles Main	87,725	87,724

2015

The number of units awarded on January 12, 2015 was calculated using Cdn$5.30, the closing price of Yamana common shares on the TSX on the last trading day before the grant. Grant values were converted to US dollars using the close exchange rate of Cdn$1.00 = $0.7225 on December 31, 2015.

March 17, 2016 awards were granted in US dollars. The number of units awarded was calculated using Cdn$4.17, the closing price of Yamana common shares on the TSX on the last trading day before the grant, and converted to US dollars using the closing exchange rate of Cdn$1.00 = $0.7621 on March 16, 2016.

	January 12, 2015	March 17, 2016 (for entitlement in 2015)
	RSUs	PSUs	RSUs
Peter Marrone	111,490	141,604	47,201
Jason LeBlanc	8,329	17,701	5,900
Daniel Racine	12,736	23,601	7,867
Greg McKnight	21,256	56,648	18,883
Yohann Bouchard	—	35,971	11,990
Charles Main	25,236	79,868	26,623

(3)           Option-based awards:

Amounts represent the grant date fair value of stock options. We use the Black-Scholes model for calculating the value of the stock options because it is widely used in North America. This is consistent with the accounting values used in our financial statements. The table below shows the key assumptions used under the Black-Scholes model for the stock option awards in 2015, 2016 and 2017:

	2017	2016	2015
Risk free rate %	—	—	0.963%
Dividend yield %	—	—	1.34
Share price volatility %	—	—	50.74
Term	—	—	Three years
Value per option (CAD)	—	—	1.71
Value per option (USD)	—	—	1.45

(4)           All other compensation:

Includes perquisites and other taxable benefits, but does not include DSUs, PSUs or RSUs received as dividend equivalents.

(5)           Charles Main retired February 28, 2017 and his 2017 compensation reflects payments to retirement.

COST OF MANAGEMENT ANALYSIS

The table below shows the total compensation paid to our named executives in each of the past five years and total compensation as a percentage of EBITDA, cash flows and shareholder equity.

	Total compensation paid to the named executives	Total compensation paid to the named executives as a percentage of EBITDA[1]	Total compensation paid to the named executives as a percentage of operating cash flows (before changes in working capital)	Total compensation paid to the named executives as a percentage of shareholder equity
Year[2]	($)	(%)	(%)	(%)
2017	11,896,605	2.0	2.6	0.28
2016	11,555,786	5.2	1.8	0.26
2015	9,512,251	5.0	1.4	0.18
2014	17,956,818	2.6	2.0	0.18
2013	21,086,510	3.3	3.0	0.29
Average	14,401,593	3.61	2.16	0.24

Notes

(1)                 Non-GAAP measure. See page 93 for more information.

(2)                 2013-2017 EBITDA have been adjusted to exclude discontinued operations and one-time, non-cash impairment charges taken during these years.

OUTSTANDING SHARE-BASED AND OPTION-BASED AWARDS

The table below shows the outstanding incentive plan awards for each named executive as of December 31, 2017. All amounts are in US dollars and have been converted from Canadian dollars based on the close exchange rate of Cdn$1.00 = $0.7971 reported by the Bank of Canada on December 29, 2017.

	Option-based awards			Share-based awards

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
Peter Marrone	462,291	7.60	Dec 11, 2020	—	380,764	1,187,984	8,836,218
Jason LeBlanc	33,343	7.60	Dec 11, 2020	—	156,758	489,085	—
	33,316	4.22	Jan 12, 2022	—
Daniel Racine	50,944	4.22	Jan 12, 2022	—	264,634	825,658	—
Greg McKnight	116,700	7.60	Dec 11, 2020	—	315,526	984,441	—
	85,024	4.22	Jan 12, 2022	—
Yohann Bouchard	—	—	—	—	181,041	564,848	—
Charles Main	166,714	7.60	Feb 28, 2019	—	170,699	532,581	—
	100,944	4.22	Feb 28, 2019

Notes

Option-based awards

•      Options that were granted on December 11, 2013 at a price of Cdn$9.54 ($7.60) per share, vest one-third on grant date, one-third on December 11, 2014 and one-third on December 11, 2015, and expire on December 11, 2020.

•      Options that were granted on January 12, 2015 at a price of Cdn$5.30 ($4.22) per share, vest one-third on January 12, 2016, one-third on January 12, 2017 and one-third on January 12, 2018, and expire on January 12, 2022.

•      Value of unexercised in-the-money options is based on the difference between the option exercise price and the closing price of Yamana common shares of Cdn$3.92 ($3.12) on the TSX on December 29, 2017.

•      Mr. Main retired from Yamana on February 28, 2017. All of his outstanding options expire on February 28, 2019.

Share-based awards

•      Represents PSUs, RSUs and DSUs for Mr. Marrone and RSUs and PSUs for the other named executives.

•      Market or payout values are calculated using the closing price of Yamana common shares of Cdn$3.92 ($3.12) on the TSX on December 29, 2017.

•      Mr. Main retired from Yamana on February 28, 2017. All of his outstanding RSUs vested on his retirement date. Unvested PSUs remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period, and paid in accordance with the plan.

Value of awards vested or earned in 2017

The table below shows the value on payout or vesting of incentive awards for the year ended December 31, 2017. All amounts are in US dollars and have been converted from Canadian dollars based on the close exchange rate of Cdn$1.00 = $0.7971 reported by the Bank of Canada on December 29, 2017.

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested or earned during the year ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Peter Marrone	—	—	1,682,000
Jason LeBlanc	—	9,251	500,000
Daniel Racine	—	74,088	730,000
Greg McKnight	—	69,926	630,000
Yohann Bouchard	—	—	550,000
Charles Main	—	482,871	—

Notes

Option-based awards

•      Option awards are calculated using the Black-Scholes option pricing model and calculated under Canadian GAAP.

Share-based awards

•      Calculated by multiplying the number of units vested by the market price of Yamana common shares on the vesting date, and then converted into US dollars using the exchange rate noted above.

•      Mr. Marrone is the only named executive who has DSUs. DSUs are paid out in cash only when Mr. Marrone retires or ceases to be employed by the company.

Non-equity incentive plan compensation

•      The annual cash short-term incentive paid to each named executive (see the Summary compensation table on page 60 for more information).

Value of options exercised in 2017

The next table shows the stock options the named executives exercised in 2017. None were exercised in 2017.

Name	Grant date	Exercise price	# of options exercised	Share price on date of exercise	Value realized
Peter Marrone	—	—	—	—	—
Jason LeBlanc	—	—	—	—	—
Daniel Racine	—	—	—	—	—
Greg McKnight	—	—	—	—	—
Yohann Bouchard	—	—	—	—	—
Charles Main	—	—	—	—	—

Equity compensation plans

The table below shows the details of our equity compensation plans for the year ended December 31, 2017.

Securities authorized for issue under equity compensation plans

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (#)
Equity compensation plans (approved by shareholders)	1,786,656 (options YRI) 44,560 (options Mega) 1,469,999 (RSUs)	Cdn$7.78 (options YRI) Cdn$6.65 (options Mega) Cdn$4.51 (RSUs)	3,545,561 (options YRI) — (options Mega) 11,189,628 (RSUs)
Equity compensation plans (not approved by shareholders)	NIL	NIL	NIL
Total	1,786,656 (options YRI) 44,560 (options Mega) 1,469,999 (RSUs)	Cdn$7.78 (options YRI) Cdn$6.65 (options Mega) Cdn$4.51 (RSUs)	3,545,561 (options YRI) — (options Mega) 11,189,628 (RSUs)

The next table shows the dilution, overhang and burn rate of outstanding options for the last three fiscal years as at December 31 of each such year. We do not re-load the number of stock options available for issue (see page 65 to read more about stock options).

	2017	2016	2015
Dilution Total number of options outstanding divided by total number of common shares outstanding	0.19%	0.23%	0.28%
Overhang Total number of options available for issue plus options outstanding, divided by total number of common shares outstanding	0.56%	0.61%	0.61%
Burn rate Total number of options issued in a fiscal year, divided by total number of common shares outstanding[1]	0%	0%	0.10%

Notes

(1) No options were granted in 2016 or 2017.

The compensation committee reviews the equity incentive plans regularly as part of its oversight responsibilities of Yamana’s compensation program. Any changes must be reviewed and approved by the board. The board approved changes to the incentive plans as part of the new 2015 executive compensation framework which included changes to our incentive plans and disclosed in our 2016 management information circular.

Restricted share units

Eligibility	• Full-time employees and eligible contractors of Yamana or an affiliate
Payout

•    Participants receive one Yamana common share for each RSU that vests

•    The market value of the common shares is based on the volume weighted average price of a Yamana common share for the five trading days immediately before the vesting date

Dividend	• Earn additional units as dividend equivalents at the same rate as dividends paid on our common shares
Transferability	• Cannot be transferred or assigned, except to an estate, and do not confer rights as a Yamana shareholder until the units vest and Yamana common shares are issued to the participant
Reserved for issue	• A total of 19.8 million common shares are reserved for issue under the plan, representing approximately 2.1% of our total issued and outstanding common shares as of March 27, 2018
Reserve pool

•    As of March 27, 2018, there were 1,469,999 RSUs outstanding for the issue of common shares

•    These represent approximately 0.15% of our total issued and outstanding common shares

•    The total remaining shares available to be issued under the RSU plan is 10,533,912, which represents the total reserve for issue, minus the RSUs outstanding and previously vested RSUs

•    The RSU plan does not re-load the number of RSUs available for issue

•    If RSUs have been cancelled or terminated without a common share having been issued, the RSU will be available again. This is not re-loaded because a share has not been issued

Amendments with approval

We or the board can make the following amendments to the plan as long as we receive shareholder and regulatory approval:

•    Change the number of securities that can be issued under the plan

•    Change the definition of ‘participant’, when it narrows, broadens or increases the participation of insiders

•    Make a change that could significantly or unreasonably dilute our outstanding securities or provide additional benefits to participants, at our expense or the expense of our existing shareholders

•    Change the non-assignability clause in section 5.03 of the plan, when it allows RSUs, or any other right or interest of a participant under the plan, to be assigned or transferred, except to an estate

Amendments without approval

The board can make any other changes to the plan without shareholder approval, including the following among others, as long as we receive the required regulatory approval:

•    Housekeeping changes

•    Adding or changing the vesting provisions of an RSU or the plan

•    Changing the termination provisions of an RSU or the plan

•    Making a change to comply with securities laws

•    Making a change to ensure the RSUs granted under the plan comply with income tax and other laws in force in the country or jurisdiction the participant receiving the RSUs is a resident or citizen of

Stock options

Options to buy Yamana common shares are awarded under our share incentive plan. Awards can also include stock appreciation rights that allow the holder to terminate options in exchange for common shares. Their value is the difference between the fair value of the share and the option price per share.

Eligibility	• Employees, senior officers, directors and consultants of Yamana or an affiliate (the board’s policy is not to award stock options to non-executive directors)
Payout

•    Options can be exercised after they vest but expire up to 10 years as set by the board

•    The exercise price is set by the board and must not be less than the closing price of Yamana common shares on the TSX on the trading day immediately before the grant

•    We have not re-priced any option awards, and we do not provide financial assistance to participants to buy common shares under the plan

•    If the expiry date falls in a trading blackout period set by Yamana, the date is extended to the 10th business day after the end of the blackout period

Dividend	• Do not earn dividend equivalents
Transferability	• Cannot be transferred or assigned, except to an estate, and do not confer rights as a Yamana shareholder until the options are exercised
Reserved for issue	• Up to 24.9 million common shares may be issued for reserve under our share incentive plan, representing approximately 2.6% of our total issued and outstanding common shares as of March 27, 2018
Option pool

•    As of March 27, 2018, there were options to purchase 1,786,656 common shares, outstanding and exercisable under the Yamana share incentive plan.

•    These represent approximately 0.19% of our total issued and outstanding common shares.

•    The total remaining shares available to be issued under the Yamana share incentive plan is 3,545,561, which represents the total reserved for issue, minus the options available for exercise and the previously exercised options

•    The plan does not re-load the number of stock options available for issue.

•    If options are surrendered, terminated or expire without being exercised, new options may be granted covering the common shares not purchased under the lapsed options.

This is NOT an option re-load because a share has not been issued

Outstanding options

•    The plan provides for a total maximum reserve of 5% of our issued and outstanding common shares that can be issued to any person

•    The maximum number of common shares that can be issued to insiders under all security-based compensation arrangements, is 10% of the total issued and outstanding common shares

Amendments	• Either the board or committee can change or terminate the plan at any time
Amendments with approval

•    The board can make the following amendments to the plan, as long as it receives both shareholder and regulatory approval:

•    Change the number of securities that can be issued under the plan

•     Change the definition of ‘participant’, when it narrows, broadens or increases the participation of insiders

•    Add any form of financial assistance

•    Change a financial assistance provision to make it more favourable to participants

•    Add a cashless exercise feature, payable in cash or securities, as long as it does not allow a deduction of the number of underlying securities from the plan reserve

•    Add DSUs or RSUs or any other award vehicle that results in participants receiving securities when no cash is paid to the company

•    Make a change that could significantly or unreasonably dilute our outstanding securities or provide additional benefits to participants, especially to insiders, at our expense or the expense of our existing shareholders

You can find a copy of the plan on SEDAR (www.sedar.com).

Stock option grant rates

Year	Stock options granted in the fiscal year	Total shares outstanding as at December 31 of fiscal year	Grant rate
2017	—	948,524,667	0%
2016	—	947,641,818	0%
2015	1,360,804	946,873,277	0.14%

Other options to acquire Yamana common shares

Yamana assumed obligations for options as part of several business acquisitions, one of which had options outstanding as of December 31, 2017. The outstanding options are governed by the original stock option plan and no additional options can be granted under the plan.

Acquisition	Options assumed under the acquired company’s stock option plan	Options outstanding (as of December 31, 2017) Each option can be exercised to acquire one Yamana common share
Mega Precious Metals Inc.	233,738	44,560

See Termination and double trigger change of control starting on page 68 for more information about our long-term incentive award.

RETIREMENT BENEFITS

We introduced a defined contribution pension plan for executives (executive pension plan) on January 1, 2009. The Chairman and CEO participates in the CEO pension plan.

Contributions under both plans are deposited into an individual retirement account for each participant. Participants decide how they want their contributions invested based on a range of investment choices (including Yamana shares) and the percentage they allocate to each. Account values change based on the contributions and performance of the underlying investments. Future benefits or income are not guaranteed.

2017 retirement benefits

In 2017, we contributed a percentage of each participant’s annual base salary and annual cash bonus to the executive pension plan. Executive vice presidents and senior vice presidents or equivalent receive 15% of their annual base salary and annual short-term incentive award.

For 2017, we contributed 15% of the Chairman and CEO’s annual base salary and actual short-term incentive award to the CEO pension plan.

The plans are non-contributory and competitive with the market. They have two components:

•      group registered retirement savings plan

•      non-registered retirement savings plan.

Contributions are made first to the group plan up to the maximum amount allowed by the Canada Revenue Agency ($26,010 in 2017) for the Canadian executives. Any excess is directed to the non-registered retirement savings plan. Contributions vest immediately.

The table below shows the value of each named executive’s retirement benefits under the defined contribution pension plan as of December 31, 2017.

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Peter Marrone	6,548,657	545,120	7,093,777
Jason LeBlanc	211,363	124,725	336,088
Daniel Racine	334,567	178,350	512,917
Greg McKnight	1,932,552	163,350	2,095,902
Yohann Bouchard	46,280	135,000	181,280
Charles Main[1]	2,005,043	11,280	2,016,323

Note

(1)         Charles Main retired February 28, 2017 and his 2017 compensation reflects payments to retirement.

The values noted are before tax amounts. All required tax withholdings are made before contributions are made to an executive’s account.

TERMINATION AND DOUBLE TRIGGER CHANGE OF CONTROL

We have employment agreements with each named executive, either directly or through a subsidiary, that provide for payments if his or her employment is terminated. The agreements include provisions for termination or other triggering event in a change of control situation and are described on the next page.

Name	Notice period	Severance on termination	Severance on double trigger change of control	Benefits	Stock options	DSUs / RSUs / PSUs
Peter Marrone	Three months	Three times sum of annual salary plus bonus	Two times sum of annual salary plus bonus	Comparable to current medical benefits for a period of three years for termination and 0.25 times annual salary for change of control	Hold for balance of option term or receive cash for unexercised options based on formula (regardless of vesting)	Vested at time of grant (DSUs) Immediate vesting (RSUs) Survive for term (PSUs)
Jason LeBlanc	90 days	Two times sum of annual salary plus two-year average annual bonus	Two times sum of annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting (RSUs)
Daniel Racine	90 days	Two times sum of annual salary plus two-year average annual bonus	Two times sum of annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting (RSUs)
Greg McKnight	90 days	Two times sum of annual salary plus two-year average annual bonus	Two times sum of annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting (RSUs)
Yohann Bouchard	90 days	Two times sum of annual salary plus two-year average annual bonus	Two times sum of annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting (RSUs)

Notes

Severance on termination

Paid on termination for any reason other than cause (not including a change of control).

Severance on double trigger change of control

Paid on a change of control followed by a termination or other triggering event.

Benefits

Mr. Marrone receives his benefits for three years if his employment is terminated for any reason other than cause, and is paid at 0.25 times his annual salary on a double trigger change of control.

Other than as described above, we and our subsidiaries do not have compensatory plans or arrangements with the named executives that result in a payment following or related to a termination, resignation, retirement, change of control of Yamana or a change in responsibilities.

Estimated incremental payments on termination

The table below shows the estimated incremental amount that would have been paid to each named executive if they had been terminated without cause on December 31, 2017.

Name	Base salary ($)	Annual bonus ($)	Benefits ($)	Total ($)
Peter Marrone	4,518,396	6,384,000	35,763	10,938,159
Jason LeBlanc	663,000	907,000	20,227	1,590,227
Daniel Racine	918,000	1,340,965	20,227	2,279,192
Greg McKnight	918,000	1,240,695	20,227	2,178,922
Yohann Bouchard	700,000	1,000,000	20,227	1,720,227
Total	7,717,396	10,872,660	116,670	18,706,726

All stock-based awards would vest as follows:

•      DSUs and RSUs would be paid on termination

•      PSUs would remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period, and be paid out in the usual way

•      stock options would remain outstanding for 24 months.

The values of RSUs, DSUs and PSUs have been calculated using Cdn$3.92 (the closing price of Yamana common shares on the TSX on December 29, 2017). Mr. Marrone is the only named executive who has DSUs.

Name	RSUs / DSUs / PSUs (Cdn$)
Peter Marrone	12,594,509
Jason LeBlanc	680,665
Daniel Racine	1,138,552
Greg McKnight	1,405,743
Yohann Bouchard	709,681
Total	16,529,150

Estimated incremental payments on a double trigger change of control (a change of control followed by a termination or other triggering event)

The table below shows the estimated incremental amount that would be paid to each named executive if there had been a change of control, followed by a termination or other triggering event, on December 31, 2017. Other triggering event includes an adverse change in any of the named executive’s duties, financial entitlements, title, reporting rank, location or other matter raising a claim for constructive dismissal.

Name	Base salary ($)	Annual bonus ($)	Benefits ($)	Total ($)
Peter Marrone	3,012,264	4,256,000	376,533	7,644,797
Jason LeBlanc	663,000	907,000	20,227	1,590,227
Daniel Racine	918,000	1,340,965	20,227	2,279,192
Greg McKnight	918,000	1,240,695	20,227	2,178,922
Yohann Bouchard	700,000	1,000,000	20,227	1,720,227
Total	6,211,264	8,744,660	457,441	15,413,365

All-stock based awards would vest as follows:

•      DSUs and RSUs would be paid on termination or triggering event

•      PSUs would remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period, and be paid out in the usual way

•      stock options would remain outstanding for 24 months.

The values of the RSUs, DSUs and PSUs have been calculated using Cdn$3.92 (the closing price of Yamana common shares on the TSX on December 29, 2017). Mr. Marrone is the only named executive who has DSUs.

Name	RSUs / DSUs / PSUs (Cdn$)
Peter Marrone	12,594,509
Jason LeBlanc	680,665
Daniel Racine	1,138,552
Greg McKnight	1,405,743
Yohann Bouchard	709,681
Total	16,529,150

How we define change of control

The terms of a change of control vary by named executive according to the terms of their employment agreements.

Peter Marrone

A change of control means any of the following:

•      an event where any person, or together with its affiliates, beneficially owns or exercises control or direction over our voting securities or those of a successor company that represent at least 20% of the votes attached to all voting securities outstanding

•      approval by Yamana shareholders of all necessary resolutions allowing any person, any persons acting in concert, or any person together with its affiliates to beneficially own or exercise control or direction over, our voting securities or those of a successor company that represent at least 20% of the votes attached to all voting securities outstanding, even if they have not yet been issued or transferred to that person

•      the sale of at least 25% of our net assets to a person who is not affiliated with Yamana, within the meaning of the Canada Business Corporations Act, as shown on our consolidated balance sheet at the end of the last completed financial quarter, or as of the end of the last completed financial year if the sale occurs during the first quarter of a financial year

•      approval by Yamana shareholders of all necessary resolutions required to allow all or substantially all of our assets to a person who is not an affiliate within the meaning of the Canada Business Corporations Act, or if Yamana:

–     becomes insolvent or generally is not able to pay its debts as they become due

–     confirms in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors

–     is involved in any proceeding seeking:

•      to adjudicate it as bankrupt or insolvent

•      liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan or compromise or arrangement or other corporate proceeding involving or affecting its creditors

•      relief or the appointment of a receiver, trustee or other similar official for Yamana or a substantial portion of our properties and assets, and in the case of a proceeding instituted against us, either the proceeding has not been dismissed or stayed for 30 days, or we have been granted relief or a receiver, trustee, custodian or other similar official has been appointed, or

•      any corporate action that authorizes any of the above.

Jason LeBlanc, Daniel Racine, Greg McKnight and Yohann Bouchard

A change of control means any of the following:

•      a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving Yamana or any of our affiliates and another corporation or other entity, that results in existing holders of our common shares holding less than 50% of the outstanding shares of the successor corporation after the transaction is completed

•      the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of our assets, rights or properties or any of our subsidiaries which have a total book value that is more than 50% of the book value of those items on a consolidated basis to any person or entity (other than a disposition to a wholly-owned subsidiary of Yamana resulting from a reorganization of our assets)

•      a resolution to wind up, dissolve or liquidate Yamana

•      any person, entity or group of persons or entities acting jointly or in concert (an acquiror) acquires or acquires control (including the right to vote or direct the voting) of our voting securities which, when added to the voting securities registered or beneficially owned by the acquiror, would entitle the acquiror and/or its associates and/or affiliates (as defined in the Canada Business Corporations Act) to cast or to direct the casting of 20% or more of the votes attached to our outstanding voting securities which may be cast to elect directors of Yamana or the successor corporation (regardless of whether a meeting has been called to elect directors)

•      the nominated directors in this circular do not constitute a majority of the board because of, or related to, a contested election of directors or a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving Yamana or any of our affiliates and another corporation or other entity, or

•      the board adopts a resolution that a change of control as defined above has occurred or is imminent.

3. Director compensation

Compensation discussion and analysis	72
– 2017 Director fee schedule	72
– Director share ownership	73

2017 Compensation details	75
– Summary compensation table	75
– Outstanding share-based and option-based awards	76

COMPENSATION DISCUSSION AND ANALYSIS

Our director compensation is designed to be competitive with the market. The compensation committee did not recommend any changes to director compensation in 2017, and board compensation has remained unchanged since 2012.

The following peer group was used to benchmark executive compensation in 2017 and is the group that would be used for any future reviews of director compensation, consistent with the benchmarking process for executive compensation.

Agnico-Eagle Mines Limited Barrick Gold Corporation Centerra Gold Inc.	Eldorado Gold Corporation First Quantum Minerals Ltd. Goldcorp Inc.	IAMGOLD Corporation Kinross Gold Corporation Lundin Mining Corporation	New Gold, Inc. Newmont Mining Corporation Teck Resources Limited

2017 DIRECTOR FEE SCHEDULE

Director compensation has two components: board and committee retainers (paid in DSUs and cash) and meeting fees. Directors receive half their annual board retainer in cash and the remainder in deferred share units (DSUs) to promote share ownership and align with the interests of shareholders. Directors decide once a year whether they want to receive a larger portion of their annual retainer in DSUs. You can read more about DSUs on page 73.

Retainers and fees are paid quarterly and withholding taxes apply. DSUs are issued quarterly, five days after we release our interim or annual results, using the closing price of Yamana common shares on the TSX on the day immediately before the grant date. We reimburse directors for reasonable travel and out-of-pocket expenses for attending board and committee meetings and other board duties.

The Chairman and CEO is not compensated as a board director or as Chairman because he is compensated in his role as CEO (see page 54 for details).

Component
Retainers
Annual board retainer (all directors except the Chairman)	$175,000	(minimum of 50% paid in DSUs)
Additional fee (for Lead Director)	30,000
Committee chair retainers	$20,000
• Audit committee	20,000
• Compensation committee	12,500
• Corporate governance and nominating committee	12,500
• Sustainability committee
Meeting fees (for each meeting attended)	$2,000
• Board	2,000
• Audit committee chair	2,250
• Audit committee member	2,000
• Compensation committee chair	2,250
• Compensation committee member	1,500
• Corporate governance and nominating committee chair	1,750
• Corporate governance and nominating committee member	1,500
• Sustainability committee chair	1,750
• Sustainability committee member
Consulting fees (per diem, at mine site)	$2,000

DIRECTOR SHARE OWNERSHIP

We require each director to hold a minimum level of common shares or DSUs (or any combination thereof) so they have a significant at-risk investment and to align their interests with those of our shareholders.

Directors must hold three times their annual board retainer in Yamana common shares or DSUs (or any combination thereof) and maintain the minimum throughout their tenure. New directors must meet the guidelines within three years of joining the board.

All of our directors meet the requirement except:

•      Kimberly Keating, who was appointed to the board in February 2017 and has until February 2020 to meet the requirement

•      Andrea Bertone, who was appointed to the board in July 2017 and has until July 2020 to meet the requirement

•      Robert Gallagher, who was appointed to the board in August 2017 and has until August 2020 to meet the requirement.

The corporate governance and nominating committee monitors compliance with the guidelines.

The Chairman and CEO must meet our share ownership guidelines for executives (see page 33 for details).

We calculate share ownership values using either the market value or the book value of Yamana common shares held, whichever is higher. This practice is consistent with our peers.

The table below shows each director’s equity holdings as of February 23, 2018.

	Director since	Common shares held[1] (# / $)	DSUs held[1] (# / $)	Market value of holdings[2] ($)	Book value of holdings ($)	Meets requirements	Current holdings (as a multiple of annual board retainer)
John Begeman	May 2, 2007	10,431 / 138,961	147,903 / 690,683	463,427	829,644	yes	4.7
Christiane Bergevin[3]	Sept 1, 2014	—	201,975 / 603,249	591,160	603,249	yes	3.4
Andrea Bertone[3,4]	Jul 26, 2017	—	27,470 / 80,402	80,402	73,308	no	0.5
Alexander Davidson	Aug 31, 2009	18,200 / 113,150	178,281 / 889,439	575,079	1,002,589	yes	5.7
Robert Gallagher[3,5]	Aug 25, 2017	—	21,863 / 63,991	63,991	60,073	no	0.4
Richard Graff	Oct 16, 2007	43,949 / 250,815	147,903 / 690,683	561,531	941,498	yes	5.4
Kimberly Keating[6]	Feb 15, 2017	—	57,676 / 168,812	168,812	150,820	no	1.0
Nigel Lees	Jun 16, 2005	15,000 / 168,603	147,903 / 690,683	476,800	859,286	yes	4.9
Peter Marrone	Jul 31, 2003	918,820 / 6,198,424	3,166,319 / 27,680,938	13,455,856	33,879,362	yes	22.5
Jane Sadowsky[3]	Sept 1, 2014	34,950 / 100,287	201,975 / 603,249	693,455	703,536	yes	4.0
Dino Titaro	Aug 5, 2005	21,000 / 173,799	147,903 / 690,683	494,362	864,482	yes	4.9
Average director holdings as a multiple of annual board retainer							5.2

Notes

(1)  The value of common shares and DSUs held by John Begeman, Christine Bergevin, Alexander Davidson, Richard Graff, Nigel Lees, Peter Marrone (also holds RSUs), Jane Sadowsky and Dino Titaro has been calculated using the book value. The value of DSUs held by Andrea Bertone, Robert Gallagher and Kimberly Keating has been calculated using the market value.

(2)     The market value of holdings is equal to the total holdings multiplied by the closing price of Yamana common shares of Cdn$3.72 (US$2.93) on the TSX on February 22, 2018, and has been converted to US dollars using the exchange rate of Cdn$1.00 = $0.7868 on that date.

(3)     Christiane Bergevin, Andrea Bertone, Robert Gallagher, Kimberly Keating and Jane Sadowsky chose to receive their full annual board retainer in DSUs.

(4)     Andrea Bertone was appointed to the board on July 26, 2017 and has until 2020 to meet the requirement.

(5)     Robert Gallagher was appointed to the board on August 25, 2017 and has until 2020 to meet the requirement.

(6)     Kimberly Keating was appointed to the board on February 15, 2017 and has until 2020 to meet the requirement.

2017 COMPENSATION DETAILS

SUMMARY COMPENSATION TABLE

The table below shows the compensation paid for the year ended December 31, 2017.

In 2017, we paid a total of $2,526,638 in director compensation. Patrick Mars received an additional fee for serving as Lead Director until September 30, 2017. Peter Marrone does not receive any director compensation because he is compensated in his role as CEO (see page 54). Patrick Mars and Carl Renzoni retired in December 2017 and are not standing for re-election.

	Fees earned ($)	Share-based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total compensation ($)
John Begeman	144,500	87,500	—	—	8,000	240,000
Christiane Bergevin	42,000	175,000	—	—	8,000	225,000
Andrea Bertone	8,000	75,873	—	—	—	83,873
Alexander Davidson	142,000	87,500	—	—	8,000	237,500
Robert Gallagher	7,750	61,490	—	—	—	69,240
Richard Graff	158,000	87,500	—	—	18,000	263,500
Kimberly Keating	34,688	152,825	—	—	8,000	195,513
Nigel Lees	151,250	87,500	—	—	6,000	244,750
Patrick Mars	172,594	83,365	—	—	6,000	261,959
Carl Renzoni	132,766	83,365	—	—	8,000	224,131
Jane Sadowsky	49,922	175,000	—	—	8,000	232,922
Dino Titaro	152,750	87,500	—	—	8,000	248,250

Notes

Fees earned

Cash portion of retainer and fees.

Share-based awards

DSU portion of retainer. Grant amounts are made in US dollars.

All other compensation

Includes fees paid for mine site visits. Does not include the value of DSUs granted as dividend payments.

Nigel Lees’ all other compensation includes compensation for shareholder engagement efforts.

The next table shows the breakdown of the total cash fees earned in the first column of the table above.

	Retainers		Meeting fees
	Board ($)	Committee chair ($)	Board meetings ($)	Committee meetings ($)	Total fees earned ($)
John Begeman	87,500	12,500	28,000	16,500	144,500
Christiane Bergevin	—	—	28,000	14,000	42,000
Andrea Bertone	—	—	8,000	—	8,000
Alexander Davidson	87,500	—	26,000	28,500	142,000
Robert Gallagher	—	—	6,000	1,750	7,750
Richard Graff	87,500	27,500	28,000	15,000	158,000
Kimberly Keating	10,938	—	22,000	1,750	34,688
Nigel Lees	87,500	20,000	26,000	17,750	151,250
Patrick Mars	80,208	43,636	22,000	26,750	172,594
Carl Renzoni	80,208	9,308	27,250	16,000	132,766
Jane Sadowsky	—	672	28,000	21,250	49,922
Dino Titaro	87,500	—	28,000	37,250	152,750

OUTSTANDING SHARE-BASED AND OPTION-BASED AWARDS

The table below shows the value of the DSUs held by each director as at December 31, 2017. None of the directors have any outstanding options.

	Option-based awards				Share-based awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of share- based awards not paid out or distributed ($)
John Begeman	—	—	—	—	—	—	462,142
Christiane Bergevin	—	—	—	—	—	—	631,098
Andrea Bertone	—	—	—	—	—	—	85,834
Alexander Davidson	—	—	—	—	—	—	557,063
Robert Gallagher	—	—	—	—	—	—	68,314
Richard Graff	—	—	—	—	—	—	462,142
Kimberly Keating	—	—	—	—	—	—	180,216
Nigel Lees	—	—	—	—	—	—	462,142
Patrick Mars	—	—	—	—	—	—	457,730
Carl Renzoni	—	—	—	—	—	—	484,968
Jane Sadowsky	—	—	—	—	—	—	631,098
Dino Titaro	—	—	—	—	—	—	462,142

Notes

All amounts are shown in US dollars and have been converted from Canadian dollars using the exchange rate of
Cdn$1.00 = $0.7971 on December 29, 2017.

Share-based awards

Market or payout value of share-based awards has been calculated using the closing price of Yamana common shares of Cdn$3.92 ($3.12) on the TSX on December 29, 2017, and converted into US dollars using the exchange rate noted above.

Incentive plan awards — Value vested or earned in 2017

The table below shows the book value of DSUs vested or earned in 2017. DSUs are paid out in cash only when the director leaves the board. None of the directors have any outstanding options.

	Option awards — value vested during the year ($)	Share awards — value earned during the year ($)	Non-equity incentive plan compensation — value earned during the year ($)
John Begeman	—	87,500	—
Christiane Bergevin	—	175,000	—
Andrea Bertone	—	75,873	—
Alexander Davidson	—	87,500	—
Robert Gallagher	—	61,490	—
Richard Graff	—	87,500	—
Kimberly Keating	—	152,825	—
Nigel Lees	—	87,500	—
Patrick Mars	—	83,365	—
Carl Renzoni	—	83,365	—
Jane Sadowsky	—	175,000	—
Dino Titaro	—	87,500	—

4. Governance

Our governance practices	78
About the board	79
Serving as a director	88

OUR GOVERNANCE PRACTICES

Our governance practices meet the Canadian and United States requirements that apply to us, and follow best practices in general. We monitor governance developments to make sure our practices continue to be current and appropriate, and support our high standards of governance and stewardship.

Our practices meet the following Canadian requirements:

•      National Policy 58-201, Corporate Governance Guidelines — best practice guidelines for effective corporate governance, including the composition and independence of corporate boards, their functions, the effectiveness and education of directors and other items dealing with sound governance

•      National Instrument 58-101, Disclosure of Corporate Governance Practices — governance disclosure rules

•      National Instrument 52-110, Audit Committees — audit committee rules about independence and financial expertise of its members.

Most of our practices also meet the corporate governance listing standards of the New York Stock Exchange (NYSE) even though we are not required to as a foreign private issuer. You can find details about how our practices differ from the NYSE standards on our website (www.yamana.com).

Yamana was named one of the Best 50 Corporate Citizens in Canada by Corporate Knights again in 2017, our seventh year in a row. The study recognizes Canadian companies that are raising the bar on sustainability, a recognition that being environmentally and socially responsible is more than just the right thing to do — it’s good for business.

We were also included in Sustainalytics’ Jantzi Social Index, which partners with the Dow Jones Sustainability Index to screen the top performing 50 Canadian companies from an ESG perspective. This was our ninth consecutive year of being included in the index.

Our operations and country offices have also received local recognition, including Chapada, which received first place in central Brazil and second nationally in the risk management category of the Proteção awards, considered the most important health and safety honour given to a Brazilian company in Brazil. For a detailed overview of Yamana’s health and safety, environmental and social performance, see our material issues report, available on our website.

The board and management believe that good governance is essential to managing our business, protecting employees and shareholders and enhancing shareholder value.

What we do

✓	Board independence. The majority of our board is independent. The board has a Lead Director to provide independent leadership to the independent directors. All four board committees are independent
✓	Majority voting. We have a majority voting policy for electing directors to the board
✓

Share ownership requirements. We require directors and executives to own Yamana equity to reinforce their commitment and to align with shareholders’ interests, and set minimum requirements for executive vice-presidents and senior vice-presidents

✓	Diversity policy. We have a formal diversity policy for the board and management that includes gender diversity
✓	Formal position descriptions. We have formal position descriptions for the Chairman of the Board, Lead Director, each committee chair and the CEO and CFO roles
✓	Succession planning. We continually monitor our succession planning for senior executives, CEO and the board
✓	Qualified board. We have a skills matrix to assess board composition and prospective director candidates
✓	Retirement policy. We have a director retirement policy to ensure appropriate tenure and board refreshment We also have an employee retirement policy for succession planning
✓

Formal assessment. The board conducts a formal assessment of board and committee effectiveness and the contribution of individual directors. The board also assesses the performance of the CEO and other named executives

✓	Ethical conduct. Our code of conduct applies to directors, officers and employees and any party acting on our behalf or representing us (like contractors, agents and consultants)
✓	Shareholder engagement. We expanded our shareholder engagement program and are committed to ongoing engagement
✓	Accessible board. Shareholders, employees and others can contact the Chairman and CEO, Lead Director and members of the board of directors

What we don’t do

x	No dual class shares. We do not have dual class shares or non-voting shares
x	No slate voting. Shareholders can vote for or withhold their vote for individual directors

ABOUT THE BOARD

We have a highly engaged board, committed to our long-term success. The board’s 11 directors have a strong and diverse mix of skills in finance, mining, exploration, sustainability, metallurgy, mergers and acquisitions and international business, among other things. Our Chairman is Peter Marrone, who founded Yamana in 2003 and also serves as CEO.

Independence

A majority of the board is independent according to the board’s independence criteria and our governance guidelines. Our 10 independent directors have no links to Yamana, and we also have an independent Lead Director (you can read more about the Lead Director starting on page 80).

The corporate governance and nominating committee monitors the performance of the board and the Chairman and CEO, and does not believe that the combined position detracts from the effective functioning of the board. Our position is unique because our Chairman and CEO founded the company.

Both the committee and board believe Mr. Marrone’s passion, drive and leadership have been instrumental in Yamana’s success to date.

All four of the board’s standing committees consist entirely of independent directors. The board also reviews other board and committee memberships when assessing director independence for audit committee purposes. Four directors serve on the audit committees of other public companies. The board has reviewed these memberships, the directors’ financial expertise, attendance record and their other commitments and does not believe they impair their ability to effectively serve on our audit committee.

About independence

A director is independent if he or she is independent of management and free from conflicts of interest. This means that, in the view of the board, an independent director does not have a direct or indirect material relationship with Yamana or its subsidiaries that could reasonably be expected to interfere with his or her ability to exercise independent judgment.

Role of the board

The board is responsible for the stewardship of Yamana, supervising the management of our business and our affairs and acting in the best interests of the company and our shareholders.

The board’s main duties involve:

•        strategic planning

•      identifying the principal risks of our business and ensuring we implement appropriate systems to manage these risks

•      succession planning, including appointing senior management and overseeing their training and development

•      establishing a communications policy for communicating with investors and other interested parties

•      overseeing the integrity of our internal controls and management information systems

•      assessing the effectiveness of the board, its committees and the contribution of individual directors.

The board fulfills its mandate directly and through its four standing committees, which operate independently of management and report directly to the board (you can read more about the committees starting on page 23).

Role of the chairman

The Chairman provides leadership to the board so it can carry out its responsibilities effectively and he chairs all board meetings in a manner that promotes meaningful discussion.

The Chairman is responsible for the following duties, among others:

•      ensuring the board works together as a cohesive team with open communication

•      working with the corporate governance and nominating committee to ensure there is a process to evaluate the effectiveness of the board, board committees and individual directors at least once a year

•      acting as a liaison between the board and other members of management, to ensure a professional and constructive relationship and that both clearly understand the allocation of responsibilities and boundaries between the board and management.

Role of the lead director

The Lead Director provides leadership to the independent directors and ensures that the board’s responsibilities are well understood and respected by both the board and management. He also works closely with the Chairman and CEO, providing advice and counsel as appropriate.

The Lead Director is also responsible for:

•        ensuring that the board understands its obligations to Yamana and our shareholders

•      supporting the corporate governance and nominating committee by developing criteria for potential director candidates and ensuring new directors receive adequate orientation and training

•      reviewing any director conflict of interest issues as they arise

•      ensuring the board has a process for assessing the performance of the Chairman and CEO and that there are appropriate succession, development and compensation plans for senior management

•      ensuring that the independent directors meet regularly, chairing these meetings and reporting the results to the Chairman and CEO

•      addressing any communication from shareholders or other stakeholders for the independent directors and determining the appropriate action.

Richard Graff was appointed Lead Director as of September 30, 2017, succeeding Patrick Mars who retired from the board in December 2017. Mr. Graff is currently the chair of the audit committee and is recognized as a leading expert in financial accounting and practices for mining companies. Mr. Graff has consistently demonstrated his knowledge of the mining industry and has made valuable contributions to the oversight of Yamana, serving on our board since 2007 (see his profile on page 16).

Strategic planning

The board is directly involved in our strategic planning process.

We hold an annual offsite meeting for the board and management to focus on our strategy and budget planning.

The meeting runs anywhere from one to three days and typically covers six areas:

•      assets

•      risk (government, community relations, management succession, health and safety and any gaps in board skills)

•      strategy (for the next three to five years)

•      budgets (for the next one to three years)

•      production (for the next one to five years)

•      costs (for the next one to three years).

The Chairman and CEO gets input from the board to discuss potential agenda items, but the primary focus is to ensure a balance between costs and production, margin preservation and the generation and protection of cash flow. We believe this approach is appropriate and prudent for creating value in the prevailing commodity price environment.

At the end of the session, the board approves our corporate strategy.

The board monitors our performance by:

•      meeting at least quarterly to receive presentations by senior management on our results, the strategy and our progress in meeting our objectives for the year

•      discussing our operations, corporate governance matters and other items as appropriate

•      receiving monthly reports on our operations, health, safety, environment and community, construction activities and business development

•      reviewing quarterly reports on exploration

•      meeting after the annual meeting of shareholders and more often depending on our affairs, business opportunities or risks. Occasionally outside advisors are invited to attend.

The Chairman and CEO updates the Lead Director, the committee chairs and/or the board on any significant events between regularly scheduled meetings.

Our approach to environmental, social and governance issues

Protecting the environment and maintaining a social license with the communities where we operate is key to our success. Our vision of One Team, One Goal: Zero reflects our belief that everyone at Yamana is responsible for our health and safety, environment and community (HSEC) performance. We reinforce this belief by linking compensation to HSEC performance, which accounted for 15% of the short-term incentive plan in 2017 (see the discussion starting on page 40).

Governance

Overall governance of HSEC is supported by the board of directors, the corporate HSEC team, and an HSEC team and committee at each site.

Management

Our approach to health, safety and sustainability is guided by our HSEC Framework, which is based on industry best practices and by the legal environment in the jurisdictions where we operate. Three key principles underscore our approach to HSEC Management — risk management, integration and external reporting and assessment:

The following are six of the most material issues we regularly report on. You can read more about our commitments, management systems and performance on our website, or in our material issues report, also on our website (www.yamana.com).

How we’re managing climate change

We have a three-fold approach for managing climate change:

1. Adaptation — we monitor existing climate changes and extreme weather events that could affect our operations and modify our facilities as necessary. We regularly examine each operation to make sure that they are prepared to withstand more extreme weather events.

2. Mitigation — each operation is responsible for developing its own energy reduction strategy and setting their own targets. We also have energy efficiency programs that focus on decreasing fossil fuel use and reducing our carbon footprint wherever possible.

3. Preparedness — each operation has an emergency preparedness and response plan for extreme weather events and other foreseeable crises and emergencies. The plan, which is periodically updated and tested, ensures if extreme events occur, site personnel and local communities are aware of their roles and responsibilities and are trained accordingly.

You can read more about how we manage our health and safety, environment and community in our material issues report and our annual information form, which are on our website (www.yamana.com).

Risk oversight

We support risk management at Yamana at three levels:

The board The board has overall responsibility for risk oversight and each board committee is responsible for overseeing risk in particular aspects of our business.

Board committees

Each of the board’s standing committees is responsible for overseeing risk in particular aspects of our business. The board also has an advisory committee that focuses on risk oversight (see below).

Management Our Vice President, Risk Management leads our risk management activities across Yamana and reports directly to the CFO.

In August 2016, the board approved the mandate for a new advisory, ad hoc committee that focuses on risk oversight and meets when necessary. The opportunities and risks committee assists the board in overseeing corporate appointments and the risk management framework. Specific activities include assessing any corporate activities and opportunities brought to the company, reviewing and assessing our risk management framework and critical risk management policies and monitoring Yamana’s risk profile. The committee is chaired by the Chairman and CEO and has four other members. It met three times in 2017.

Enterprise risk management (ERM)

We use our enterprise risk management framework to identify, assess and mitigate our risk. It provides current accurate information about our major risks, and uses a risk register that categorizes the risks to assess and predict their likelihood of occurring.

The ERM framework minimizes the downside risk while maximizing opportunity within our risk appetite and serves as an important tool to:

•      apply appropriate resources to address the most important risks

•      formally integrate risk management into our strategic planning process and business planning

•      reduce operational volatility.

Many of our risks relate to our ability to acquire, finance, explore, develop and operate mining properties and they generally fall into five main categories of risk:

Audit and financial	Operational	Sustainability, health and safety	Regulatory, legal and political	Governance

We discuss some of the key areas of risk below.

Audit and financial risk management

We emphasize financial risk management as part of our normal operations to manage and mitigate financial risk. Management continually monitors and evaluates our risk management activity, including our banking exposure, exposure to counterparties and current mark-to-market financial contracts.

Our objective is to manage certain risks against adverse price movements so revenues are more predictable. We may use hedging from time to time to protect cash flows, including when we undertake significant projects or have specific debt servicing requirements.

Sustainability, health and safety risk management

Adhering to sustainability and health and safety standards is a high priority. Protecting the health and safety of our workers is paramount, and we incent senior management to focus on:

•      creating a culture where health and safety is paramount and never compromised

•      ensuring strong results in safety, health and environment

•      monitoring and reporting health and safety performance

•      monitoring our compliance with legislative, regulatory and corporate standards for environmental, health and safety practices and issues

•      monitoring compliance with the company’s human rights code, available on our website

•      recognizing and rewarding responsible behaviour.

The board assesses the performance of the named executives and other members of the senior management team throughout the year during specific business reviews, committee meetings, site visits and regular updates on strategy development, safety, health and environmental results, business controls, and other areas that are critical to our general performance and sustainability.

Compensation risk

The compensation committee works with its outside advisor to ensure our compensation governance framework reflects good business practices. See page 33 for details about compensation risk management.

•      Anti-hedging policy — Our anti-hedging policy strictly prohibits officers, directors and employees from engaging, either directly or indirectly, in the purchase of instruments that are designed to directly hedge or offset a decrease in the market value of Yamana’s common shares or other securities, including pre-paid variable forward contracts, equity swaps, collars, puts, calls or other derivative securities. We are not aware of any directors, officers or employees who have engaged in this kind of activity.

•      Clawback policy — We do not have a policy at this time but continue to monitor regulatory changes. As a foreign private issuer, we will implement a clawback policy aligned with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, once final guidelines have been confirmed.

You can read more about risk at Yamana in the 2017 AIF on our website (www.yamana.com) and on SEDAR (www.sedar.com).

Succession planning

We have short-term contingency plans and longer-term succession plans for our senior management team.

The board is responsible for:

•      ensuring we have an orderly succession plan for the Chairman and CEO

•      reviewing the succession plan for the senior management team that the Chairman and CEO manages

•      ensuring the succession plan includes a process for responding to an emergency situation that requires an immediate replacement of the Chairman and CEO or any other member of senior management.

To assist the board, the Chairman and CEO reviews succession planning for each named executive on an ongoing basis and shares his views with the board from time to time. He considers our future business strategy, the core skills and experience required to carry out the strategy, gender balance and the abilities of each individual when identifying potential successors for advancement to more senior roles.

The board discusses the management succession plans, which identify potential short and longer-term successors to the CEO and potentially other executive management positions, and monitors governance developments with the combined Chairman and CEO position as part of the succession planning process.

Diversity

Diversity policy

Our diversity policy recognizes our commitment to the principles of diversity and the importance of diverse cultural and geographic backgrounds, age, skills and experience and gender diversity when considering potential director and senior leadership candidates, including executive officers, who have the core skills and qualities for serving on our board or executive management team. The board works with the corporate governance and nominating committee when assessing candidates and considers all of these characteristics, consistent with our diversity policy.

Board diversity

A board that has a strong mix of financial, accounting and other skills, combined with business, industry and political experience, geographic representation and gender balance, provides for more effective oversight and decision-making to support our future growth.

We look for particular skills and attributes in director candidates as well as key skills and experience.

Directors must have seven core qualities and skills:

•      financial literacy

•      integrity and accountability

•      ability to engage in informed judgment

•      governance

•      strategic business development

•      excellent communication skills

•      ability to work effectively as a team.

Directors must also have strong business experience at a senior executive level and previous board experience, as set out in the skills matrix on page 90. The corporate governance and nominating committee updates the skills matrix every year to assist with director searches to enhance the board’s profile and technical skills.

The committee considers male and female candidates with a broad, sophisticated business perspective and a combination of diverse skills, experience and personal attributes. The committee works with the board to define specific criteria that would enhance the board’s profile and strong technical skills. It has worked with an external search firm to assemble a broad pool of qualified candidates and selects the strongest candidates to meet with the board.

As a result, in 2017, we appointed two new female directors. Both women have strong extractive industry and business experience. Kimberly Keating is a Canadian professional engineer with extensive operations experience who brings strategic, risk assessment, policy and technical expertise to the board. Andrea Bertone is a US senior executive with extensive experience in the energy industry who brings a wealth of strategic, financial and operational expertise to the board.

Four of this year’s 11 nominated directors (36%) are women, compared to 20% three years ago. The table below shows the change in the board’s gender diversity over the past three years:

	2017	2016	2015
Number of female directors	4	3	2
% of female directors	36%	27%	20%

Given gender balance is one of our criteria for diversity, we have adopted a formal goal of at least 40% for gender diversity on our board. We believe it is critical to assemble an overall mix of skills for a strong and effective board and believe this can be achieved even with targets for gender diversity. The corporate governance and nominating committee reviews the diversity policy annually and assesses our diversity progress. The committee continues to monitor the issue and discusses the matter with the board on an ongoing basis. We’re making good progress toward achieving our board diversity target and anticipate being able to reach our goal over the next few years.

The board is also geographically diverse. Seven of the 11 nominated directors (64%) are Canadian and 36% are from the US, compared to 70% and 30% three years ago. The table below shows the change in the board’s geographic diversity over the past three years:

	2017	2016	2015
Canada	64%	70%	70%
US	36%	30%	30%

Leadership diversity

We are committed to the principles of diversity and the importance of gender diversity and diverse cultural and geographic backgrounds, age, skills and experience in building a strong leadership team. We have not adopted a formal goal for gender diversity on our senior leadership team at this time, but continue to consider it.

Our senior management team includes 12 women who are director level and above, representing 15% of our executive team.

The table below shows the change in our leadership diversity over the past three years:

	2017	2016	2015
Senior vice presidents	1	1	1
Vice presidents	2	2	3
Directors	9	10	10
% of women in management	15%	20%	22%

In an effort to increase diversity in senior leadership roles, our human resources group ensures that all job postings are gender neutral. We ask our internal recruitment specialists and all third-party recruitment advisors to present a diverse list of candidates that includes factors like gender.

Our leadership development program is competency based to drive improvement in leadership effectiveness. The program is aimed at producing measurable and sustainable results for each leader through our core leadership characteristics:

1.  Act with Honour and Integrity

2.  Build a High Performance Culture

3.  Inspire, Communicate, and Engage

4.  Create Alignment and Accountability

5.  Focus on Actions and Outcomes

6.  Drive Profit and Efficiencies

7.  Build Strategic Partnerships and Relationships

8.  Exhibit Superior Technical and Functional Skills

Shareholder engagement

In 2015, we began proactively engaging with shareholders about our executive compensation and governance practices and each year have reached out to over 40% of the shareholder base in Canada, the United States and Europe. We made a number of changes to our executive compensation program in 2015 as a result of feedback from shareholders.

Our Chairman and CEO, chair of the compensation committee, Senior Vice president of Human Resources and / or Senior Vice President of Health and Safety and Sustainable Development typically attend these meetings. Topics included our approach to governance practices, our approach to executive compensation and shareholder concerns.

This year’s meetings also included information about our approach to environmental, social and governance issues. You can read more about this year’s engagement and 2017 executive compensation decisions in the letter from the chair of the compensation committee on page 25.

We also have a robust investor relations program. Our Chairman and CEO, CFO and other senior executives regularly meet current and prospective investors in one-on-one meetings, group meetings, investor conferences and site tours. The meetings generally include an investor presentation with updates on our strategic progress, operational and financial updates, and progress toward achieving our goals for the year.

Shareholders, employees and others can communicate directly with the board by writing to the board chair or the Lead Director c/o or the Senior Vice President, General Counsel and Corporate Secretary:

Yamana Gold Inc.

200 Bay Street

Royal Bank Plaza, North Tower

Suite 2200

Toronto, Ontario M5J 2J3

Or email investor@yamana.com.

SERVING AS A DIRECTOR

Ethical conduct

We expect directors to use sound judgment, avoid conflicts of interest and to always act in our best interests.

Directors must disclose to the Chairman and CEO any conflict of interest he or she may have and recuse themselves from any board deliberations on the matter.

We adopted a Code of Conduct (code) that applies to all directors, officers, employees and any third party acting on our behalf or representing Yamana such as contractors, agents and consultants.

The code signifies Yamana’s commitment to conducting business in accordance with the letter and spirit of the law and high standards of ethical business conduct. It governs all aspects of Yamana’s business, including governing fair competition, conflicts of interest, anti-corruption practices, and community and political involvement. The corporate governance and nominating committee reviews the code and other governance policies, and monitors compliance with the code by ensuring that all directors, officers, employees and contractors in all jurisdictions where we operate receive and familiarize themselves with the code and acknowledge their support and understanding of it. In addition, the company has adopted a Human Rights Code that reflects Yamana’s commitment to acting in accordance with Voluntary Principles on Security and Human Rights and requires the same adherence from its service providers. A copy of our Human Rights Code is available on our website.

All employees are required to complete online training and annually certify that they:

•      understand and agree to abide by the code

•      will seek guidance if they are ever in doubt as to the proper course of conduct

•      will report any action that appears inconsistent with the standards set out in the code

•      are in compliance with the code, and

•      are not aware of any potential misconduct under the code that has not been reported to appropriate Yamana management.

Any incident of non-compliance must be reported immediately in accordance with the code. There are various communication channels, which can be used to report any potential or suspected violations of the code, law, regulation or policy, including concerns about accounting internal controls over financial reporting or other auditing matters. We have also established the Yamana Integrity Helpline, which is available in all languages and jurisdictions we operate in, so anyone can make a report anonymously via the website or a toll-free phone number.

A copy of the code is available on our website (www.yamana.com) and on SEDAR (www.sedar.com). The code is available in English, Spanish and Portuguese.

The board takes steps to ensure that directors and executive officers exercise independent judgment when considering transactions and agreements. It makes sure that directors and officers are familiar with the code and, in particular, the rules concerning reporting conflicts of interest. As of this date of this circular, no informed person or nominated director, or their associates or affiliates, has a direct or indirect material interest in any transaction or proposed transaction that has had or will have a material effect on Yamana or any of our subsidiaries.

Attendance

We expect directors to attend all board meetings and all of their committee meetings in person, although they can attend by telephone in certain circumstances. We also expect directors to prepare thoroughly for each meeting (including a full review of all materials sent in advance) and to stay for the entire meeting and actively participate in the deliberations and decisions.

If there are unforeseen circumstances and a director is unable to attend a meeting, he or she is expected to contact the Chairman and CEO or the Corporate Secretary as soon as possible after the meeting for a briefing on the substantive elements of the meeting.

We have a strict attendance policy:

•      Directors who are residents of Canada or the US and are unable to attend at least 75% of the regularly scheduled board and/or committee meetings must tender their resignation to the chair of the corporate governance and nominating committee. This policy is only waived in exceptional circumstances.

•      Directors who are residents of other countries and are unable to attend at least 60% of the regularly scheduled board and/or committee meetings must tender their resignation to the chair of the corporate governance and nominating committee.

The policy allows us to attract director candidates who offer substantial value and skills but have significant travel burdens.

Share ownership

We require directors to hold equity in Yamana so their interests are aligned with those of our shareholders. Directors must hold three times their annual board retainer and they have three years to meet the requirement.

We value their shareholdings using the market value or book value, whichever is higher. You can read more about director share ownership on page 73.

Other directorships

We do not limit the number of public company directorships, but we consider other boards and commitments when assessing suitable director candidates to make sure they can dedicate the appropriate time, energy and focus to Yamana’s board.

One director, Mr. Davidson, serves on four other public company boards. The other boards include small-cap companies that have fewer regular board responsibilities. Mr. Davidson is a highly valuable member of Yamana’s board, with significant mining industry and executive leadership experience. He has attended all board and committee meetings of which he is a member and we do not believe there is an issue with his current number of board roles.

Skills matrix

The corporate governance and nominating committee assesses the composition of the board using a skills matrix, which it updates annually to reflect specific criteria, including categories of business experience that would enhance the board’s profile and technical skills. The committee’s goal is to establish a board with a broad, sophisticated business perspective and a combination of diverse skills, experience and personal attributes.

The following reflects the skills for each director nominee for election at the meeting.

	Business experience											Board experience
	Senior Level Executives	Mineral Exploration	Mining Operations	Other Extractive Industries	Risk Management	Sustainability	Finance / accounting	Capital Markets	International Business	Governance	Project Management / Technical Services	Board	Audit	Governance	Sustainability	Compensation
John Begeman	✓		✓	✓	✓	✓	✓	✓	✓		✓	✓	✓		✓	✓
Christiane Bergevin	✓			✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓
Andrea Bertone	✓			✓	✓	✓	✓		✓	✓	✓	✓
Alexander Davidson	✓	✓	✓		✓	✓		✓	✓		✓	✓	✓		✓	✓
Robert Gallagher	✓		✓		✓	✓	✓	✓	✓	✓	✓	✓	✓		✓
Richard Graff	✓		✓	✓	✓		✓			✓		✓	✓	✓		✓
Kimberly Keating	✓			✓	✓	✓			✓	✓	✓	✓		✓	✓
Nigel Lees	✓	✓	✓				✓	✓	✓	✓		✓	✓	✓		✓
Peter Marrone	✓	✓	✓		✓		✓	✓	✓	✓		✓	✓	✓	✓	✓
Jane Sadowsky	✓			✓	✓		✓	✓	✓	✓		✓	✓	✓
Dino Titaro	✓	✓	✓		✓	✓		✓	✓	✓	✓	✓		✓	✓	✓

Director education

The corporate governance and nominating committee is responsible for director development and the Chairman and CEO provides input as appropriate.

Orientation

The corporate governance and nominating committee is responsible for ensuring that new directors receive appropriate orientation and education when they join the board. This includes:

•      written information about the duties and obligations of directors

•      information about our business and operations

•      opportunities for meetings and discussion with senior management and other directors.

Continuing education

The board believes in the importance of ongoing director education and the need for each director to be personally responsible for this process.

Each director receives a reference book that contains various policies and other company information. The board also conducts the following activities as part of the continuing education program:

•      periodically canvasses the directors to determine their training and education needs and interests

•      recommend and support director participation in various independent learning courses

•      site visits for directors to see our facilities and operations

•      funding for directors to attend seminars or conferences of interest and relevant to their position as a director and member of our board committees

•      encourages and facilitates presentations by outside experts to the board or committees on topics of particular importance or emerging significance.

The table below is a summary of our 2017 continuing education program for directors. In 2017 we focused on providing educational opportunities on innovation and the current political environment based on feedback from directors. Each board member also attends various continuing education sessions on their own.

Date	Presenter	Topic	Directors attended
March 29-30, 2017	Management	Board mine tour (Chapada)	Board (Peter Marrone, John Begeman, Alex Davidson, Richard Graff, Nigel Lees, Patrick Mars, Carl Renzoni, Dino Titaro, Jane Sadowsky, Christiane Bergevin, Kimberly Keating)
March 31, 2017	Management	Sustainability committee mine tours (additional in-depth review)	Sustainability committee (John Begeman, Alex Davidson, Dino Titaro, Christiane Bergevin)
April 4-5, 2017	Management	Chile financial update and global risk discussion	Audit committee chair (Richard Graff)
July 26, 2017	Deloitte	Innovation	Board (Peter Marrone, John Begeman, Alex Davidson, Richard Graff, Nigel Lees, Patrick Mars, Carl Renzoni, Dino Titaro, Jane Sadowsky, Christiane Bergevin, Kimberly Keating)
December 19, 2017	Eurasia Group	Political landscape	Board (Peter Marrone, John Begeman, Richard Graff, Carl Renzoni, Dino Titaro, Jane Sadowsky, Christiane Bergevin)

Board assessment

The board has a formal process for assessing board and committee performance and the contribution of individual directors every year. The corporate governance and nominating committee carries out the assessment to determine overall effectiveness and to identify areas it may need to enhance when recruiting new director candidates for nomination to the board.

The process includes director and committee questionnaires, combined with one-on-one discussions with the Chairman and CEO about board operations and the performance of each director. The Chairman and CEO and chair of each committee also have self-assessment discussions where directors are encouraged to suggest ways for improving board or committee practices. The assessment also includes a review of the contributions by individual directors, independence qualifications, and skills and experience in the context of the needs of the board.

The chair of the corporate governance and nominating committee summarizes the questionnaire responses and distributes the report to the directors for discussion.

The increase in female directors in 2014 and 2017 as well as the creation of the board’s new opportunities and risks committee in 2016 are recent outcomes of the board assessment process.

Term limits

We currently do not have term limits because we recognize the value and depth of knowledge that longer serving directors bring to the board. Yamana is also a young company, and continuity of board service has been important in overseeing our growth into an international mining company.

The corporate governance and nominating committee continues to review the matter and will recommend changes to the board as appropriate.

Retirement policy

Directors must tender their resignation to the board when they turn 75. The corporate governance and nominating committee will review the matter and recommend to the board whether or not to accept the resignation. The board will consider the circumstances and make its decision within 90 days. The nominated director does not participate in any committee or board discussions on the matter.

If the board accepts the resignation, it can, subject to any corporate law restrictions, appoint a new director to fill the vacancy.

Board renewal

The corporate governance and nominating committee consists entirely of independent directors and has developed a long-term plan for board composition that is based on our strategic direction, skills matrix, diversity policy and other factors.

Director independence, the competencies and skills of the board, core skills and qualities, the current strengths, skills and experience of each director, as well as each director’s personality and other qualities they bring to the dynamics of an effective board, are all factors that the committee takes into consideration when recruiting director candidates.

Directors suggest potential candidates to the Chairman and CEO or members of the corporate governance and nominating committee from time to time, but a formal evergreen list is not maintained. Occasionally, external search firms are consulted and relied upon for introductions to or vetting of potential candidates.

5. Other information

Liability insurance

We have liability insurance to protect our directors and executive officers and Yamana against any liability they may incur while serving in this capacity for Yamana or any of our subsidiaries. Our total coverage is $145 million and our total premiums were $829,450 in 2017. The policies carry a deductible of $3,000,000 for any securities law claims, $250,000 for employment practices liability claims and $500,000 for all other claims.

Loans to directors and executive officers

We do not make personal loans or extend lines of credit to our directors or executive officers to purchase securities or for any other purpose. We did not have any loans outstanding to them or any of their associates in 2017 or as of the date of this circular.

In addition, none of our current or former directors, executive officers or employees have loans that are the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding with Yamana or any of our subsidiaries.

Additional information

You can find additional financial information in our comparative financial statements and MD&A for the fiscal year ended December 31, 2017, in our 2017 annual report to shareholders and included with this circular. You can also access a copy and other information about Yamana on our website (www.yamana.com), on SEDAR (www.sedar.com) and on the SEC website (www.sec.gov).

You can also request a copy from our Senior Vice President, General Counsel and Corporate Secretary by calling 416.815.0220 or sending an email to investor@yamana.com.

About non-GAAP and other measures and additional line items or subtotals in financial statements

We use non-GAAP measures to supplement our financial statements, which are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

These include:

•      co-product cash costs per ounce of gold produced;

•      co-product cash costs per ounce of silver produced;

•      co-product cash costs per pound of copper produced;

•      co-product all-in sustaining cash costs per ounce of gold produced;

•      co-product all-in sustaining cash costs per ounce of silver produced;

•      co-product all-in sustaining cash costs per pound of copper produced;

•      net debt;

•      net free cash flow;

•      average realized price per ounce of gold sold;

•      average realized price per ounce of silver sold;

•      average realized price per pound of copper sold;

•      EBITDA; and

•      adjusted EBITDA.

We believe that these measures, when considered together with measures determined in accordance with IFRS, help investors better evaluate our underlying performance. Non-GAAP measures do not have a standardized meaning prescribed under IFRS, and our definitions may not be comparable to similar measures presented by other companies. The measures are intended to give investors supplementary information and should not be considered on their own or as a substitute for measures of performance prepared in accordance with IFRS.

Management determines the components of non-GAAP measures and evaluates other measures from time to time based on new items and transactions, a review of use by investors and new regulations as applicable. Any changes to the measures are duly noted and applied retrospectively as applicable.

Cash costs and all-in sustaining costs (AISC)

The company discloses cash costs because it understands that certain investors use this information to determine the company’s ability to generate earnings and cash flows for use in investing and other activities. The company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms co-product cash costs per ounce of gold or silver produced, co-product cash costs per pound of copper produced, co-product AISC per ounce of gold or silver produced and co-product AISC per pound of copper produced do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Co-product cash costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs.  The company believes that such measure provides useful information about the company’s underlying cash costs of operations.  Cash costs are computed on a weighted average basis as follows:

•      Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.

–     Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.

–     The attributable cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.

•      Cash costs of copper on a co-product basis - shown on a per pound basis.

–     Costs attributable to copper production are divided by commercial copper pounds produced.

Co-product all-in sustaining cash costs

All-in sustaining cash costs per ounce of gold and silver produced seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on co-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense. All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the company’s cash expenditures. In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

Co-product all-in sustaining cash costs (AISC) reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities.

Co-product cash costs per ounce of gold and silver produced, and co-product AISC per ounce of gold and silver produced are from continuing operations excluding Mercedes, which was classified as discontinued operations in the comparative period.

Reconciliation tables provide a reconciliation of total cost of sales of gold, silver and copper sold (cost of sales excluding depreciation, depletion and amortization, plus depreciation, depletion and amortization) per the Consolidated Financial Statements to co-product cash costs of gold produced, co-product cash costs of silver produced, co-product cash costs of copper produced, and to co-product AISC of gold produced, co-product AISC of silver produced and co-product AISC of copper produced, and can be found in the company’s MD&A for the year ended December 31, 2017. The table also presents total cost of sales on a per ounce or pound sold and co-product cash costs and co-product AISC on a per ounce or pound produced basis.

Beginning January 1, 2016, the company revised its definition of cash costs to include, in addition to mine site direct costs, all previously unallocated general and administrative expenses related to the mine site. Additionally, the company has excluded the impact from Alumbrera, the results of which are now considered negligible for performance measurement purposes. Comparative balances have been restated accordingly to conform to the change in presentation adopted in the current period.

Total cost of sales in the reconciliations to co-product cash costs and co-product AISC agrees to the consolidated statement of operations that reflects continuing operations excluding Mercedes, which is classified as discontinued operations. All production costs are classified in inventory together with treatment and refining charges, commercial costs, overseas freight and other selling costs. The amount of inventories recognized as cost of sales for the reporting period corresponds to the units of products sold during that period.

Net Debt

The company uses the financial measure Net Debt, which is a non-GAAP financial measure, to supplement information in its Financial Statements. The company believes that in addition to conventional measures prepared in accordance with IFRS, the company and certain investors and analysts use this information to evaluate the company’s performance. The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date.

Net Free Cash Flow

The company uses the financial measure Net Free Cash Flow, which is a non-GAAP financial measure, to supplement information in its Financial Statements. Net Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The company believes that in addition to conventional measures prepared in accordance with IFRS, the company and certain investors and analysts use this information to evaluate the company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of Net Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Free Cash Flow is calculated as cash flows from operating activities of continuing operations adjusted for advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period.

Average Realized Metal Prices

The company uses the financial measures average realized gold price, average realized silver price and average realized copper price, which are non-GAAP financial measures, to supplement in its Consolidated Financial Statements.  Average realized price does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The company believes that in addition to conventional measures prepared in accordance with IFRS, the company and certain investors and analysts use this information to evaluate the company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting sales taxes, treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound.

EBITDA

Earnings before interest, taxes, depreciation and amortization (EBITDA). EBITDA is a non-GAAP financial measure, which excludes the following from net earnings / (loss):

•      net finance expense,

•      income tax expense, and

•      depletion, depreciation and amortization.

The company discloses EBITDA as a valuable indicator of the ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. The company believes that in addition to conventional measures prepared in accordance with IFRS, and certain investors use EBITDA for this purpose in evaluating the company’s performance. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or EBITDA multiple that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

EBITDA is intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Additionally, the company’s definition is unlikely to be comparable to similar measures presented by other companies.

Adjusted EBITDA

Adjusted EBITDA further expands on the definition of EBITDA by removing the impact of non-recurring items, items not related to or having a disproportionate effect on results for a particular period and/or not directly related to the core mining business such as (a) share-based payments and other compensation, (b) reorganization costs, (c) non-recurring provisions, (d) (gains) losses on sale of assets, (e) impairment and impairment reversals of mining properties and non-operating mining properties, etc. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Adjusted EBITDA is intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Additionally, the company’s definition is unlikely to be comparable to similar measures presented by other companies.

Additional line items or subtotals in financial statements

The company uses the following additional line items and subtotals in the Consolidated Financial Statements as contemplated in
IAS 1: Presentation of Financial Statements:

•      Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.

•      Mine operating earnings — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.

•      Operating earnings — represents the amount of earnings before net finance income/expense and income tax recovery/expense. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.

•      Cash flows from operating activities before income taxes paid and net change in working capital — excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt. As the company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.

•      Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital can be volatile due to numerous factors, such as the timing of payment and receipt.  As the company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries.  These, in management’s view, provide useful information of the company’s cash flows from operating activities and are considered to be meaningful in evaluating the company’s past financial performance or the future prospects.

Forward-looking statement advisory

This circular contains forward-looking statements and forward-looking information under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as plan, expect, budget, target, project, intend, believe, anticipate, estimate and other similar words, or statements that certain events or conditions may or will occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the company’s expectations in connection with the production and exploration, development and expansion plans at the company’s projects being met, the impact of proposed optimizations at the company’s projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, goal of meeting the 40% threshold of female directors, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the US Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the company’s Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the company’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission. Although the company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of providing information about management’s current expectations and plans.

Appendix

Charter of The Board of Directors

Dated as of March 17, 2015

1.                                      General

The Board of Directors (the “Board”) is responsible for the stewardship of Yamana Gold Inc. (the “Company”), for the general supervision of the management of the business and affairs of the Company, and for acting in the best interests of the Company and its shareholders.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its operations.

The Board discharges its responsibilities directly and through the delegation to its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability Committee. In addition, the Board may from time to time, appoint such additional committees as it deems necessary and appropriate in order to discharge its duties. Each committee shall have its own charter. The Board shall meet as frequently as the Board considers necessary, but not less than once each quarter, to review the business operations, corporate governance and financial results of the Company. Meetings of the Board will also include in camera meetings of the independent members of the Board without management being present.

2.                                      Composition

The Board shall be constituted at all times of a majority of “independent directors” in accordance with applicable legal requirements, including the requirements of National Policy 58-201 Corporate Governance Guidelines and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time.

In addition, at least three of the independent directors shall be “independent” in accordance with applicable legal requirements for service on an audit committee.

3.                                      Responsibilities

The Board’s responsibilities shall include:

•                                          Succession planning including the selection, training, appointment, monitoring evaluation and, if necessary, the replacement of the senior management to ensure management succession.

•                                          The adoption of a strategic planning process, approval at least annually of a strategic plan that takes into account business opportunities and business risks identified by the Board and/or the Audit Committee and monitoring performance against such plans.

•                                          Overseeing the fair reporting of the Company’s financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company including reviewing and approving all annual and interim financial statements and related footnotes, management’s discussion and analysis, the annual information form and the management information circular.

•                                          Enhancing congruence between shareholder expectations, Company plans and management performance.

•                                          Reviewing with senior management material transactions outside the ordinary course of business and such other major corporate matters which require Board approval including but not limited to, the payment of dividends, the issue, purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures and approving such decisions as they arise.

•                                          Satisfying itself as to the integrity of the Chief Executive Officer and other officers and that such officers create a culture of integrity throughout the organization.

•                                          The review and approval of corporate objectives and goals applicable to the Company’s senior management.

•                                          Ensuring that this Charter is disclosed on an annual basis to the shareholders in the Company’s management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on the Company’s website.

•                                          Obtaining periodic reports from management on the Company’s operations.

•                                          Performing such other functions as prescribed by law or assigned to the Board in the Company’s constating documents and by-laws.

•                                          The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance and nomination of directors; (ii) financial reporting and internal controls; (iii) compensation of officers and senior employees; and (iv) sustainability.

•                                          With the assistance of the Corporate Governance and Nominating Committee:

–                                         Developing the Company’s approach to corporate governance.

–                                         Reviewing the composition of the Board and ensuring it respects its independence criteria.

–                                         The assessment, at least annually, of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including, consideration of the appropriate size of the Board.

–                                         Reviewing and approving annual disclosure of the Company’s corporate governance policies.

–                                         Ensuring that an appropriate review selection process for new nominees to the Board is in place and identifying and recommending candidates to the Board who meet the selection criteria.

–                                         Overseeing (a) the development and implementation of orientation programs for new directors; and (b) continuing education for all directors.

–                                         Approving and revising periodically the Company’s Code of Conduct (the “Code”) and other corporate governance policies (“Policies”), ensure management has established a system to enforce the Code and Policies and monitor compliance with each.

•                                          With the assistance of the Audit Committee:

–                                         Ensuring the integrity of the Company’s internal controls and management information systems.

–                                         Ensuring the Company’s ethical behaviour and compliance with laws and regulations, audit and accounting principles and the Company’s own governing documents.

–                                         Identifying the principal risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.

–                                         Reviewing the Company’s insurance program to ensure adequacy of coverage.

–                                         Reviewing and approving significant accounting and financial matters and the provision of direction to management on these matters.

–                                         Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

–                                         Assessing the independence of the auditors.

•                                          With the assistance of the Compensation Committee:

–                                         Reviewing and approving corporate goals and objectives relevant to the Chief Executive Officer’s (“CEO”) compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and recommending to the Board with respect to the CEO’s compensation level based on this evaluation.

–                                         Reviewing and approving named executive officer and director compensation, incentive-compensation plans and equity-based plans.

–                                         Reviewing executive compensation disclosure before the Company publicly discloses such information.

•                                          With the assistance of the Sustainability Committee:

–                                         Reviewing and monitoring the sustainability, health, safety and environment policies and activities of the Company on behalf of the Board to ensure that the Company is in compliance with applicable laws and legislation.

–                                         Reviewing and approving annual disclosure of the Company’s sustainability, health, safety and environmental policies and activities.

–                                         Developing a corporate culture of environmental responsibility and awareness as to the importance of health and safety.

4.                                      Miscellaneous

The members of the Board are expected to attend all meetings of the Board of Directors unless prior notification of absence is provided.

The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

The Board shall provide contact information on the website of the Company of an independent director responsible for receiving feedback from shareholders and such director will report to the whole Board on a regular basis on the feedback received.